File No. 0-17630

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

Annual Report for Year Ended 31st December 2002

CRH public limited company
Belgard Castle, Clondalkin,
Dublin 22, Ireland.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-____.

File No. 0-17630

CONTENTS

Annual Report for Year Ended 31st December 2002

- of -

CRH public limited company

CRH plc
The International Building
Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland

TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh42@crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 2nd April 2003

By: M.P. Lee

CRH plc
The International Building Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh42@crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 2nd April 2003

By: /s/M.P. Lee
M.P. Lee
Finance Director Designate

Annual Report 2002



PERFORMANCE AND GROWTH

An experienced management team

- A healthy mix and depth comprises:
  - owner-entrepreneurs who have joined with their companies
  - internally developed operating managers
  - highly qualified finance and development professionals.
- There is experience at senior level of managing through previous economic cycles.
- Development of talented successors is a priority of all managers.
- Regular formal reviews of management development strategy are carried out by each division.
- Guidance and support is provided by the Group Human Resources function.

A remuneration policy that rewards performance

- CRH's market-driven approach is central to attracting, retaining and motivating exceptional managers.
- Performance-related rewards are based on measured targets for the creation of shareholder value.
- There is a potential for a high proportion of compensation to be variable.
- Share options are granted to key managers to encourage identification with shareholders' long-term interests.
- Employee share participation and savings-related share option schemes create a community of interest among different regions and nationalities.

A responsible neighbour and employer

- CRH companies conduct business with integrity as socially and environmentally responsible neighbours.
- Our companies contribute to the enrichment of the local communities in which they operate.
- A safe and healthy workplace for employees is a key objective at all Group locations.
- Safety improvement programmes are driven by regular meetings of *Safety Best Practice* groups.
- The results of safety initiatives are benchmarked against the highest international standards.
- There is a clear code of conduct for Board and all its managers.

Sectoral balance

Within each geographic region, CRH seeks to reduce the effects of varying demand across building and construction sectors by a balanced portfolio of products

Product end-use



30%
30%
40%
55%
45%
Residential
Non-residential
Infrastructure
New construction
Repair, maintenance and improvement

Belgium	Netherlands	Germany	Switzerland	Denmark	Sweden	Poland	Finland	Estonia	Latvia	Russia	Ukraine	Israel	Annualised production volumes
			2			2	2				1	3	10.8m tonnes
			17			14	133	1	4		2	3	172.3m tonnes
			1			3	5						36.6m tonnes
			11			24	53	4	2	3			13.6m cubic metres
			1										0.5m tonnes
6	4					4							4.3m tonnes
10	15	34				13		1					21.7m tonnes
	5	6				4							4.0m tonnes
1	1	6		1	2	3	4	1					3.4m cubic metres
1	9	5				1							1.6m lineal metres
1	4	4											14.0m square metres
1	60												
	48		45			10							

The CRH way

A tried and tested development strategy

- CRH's overall strategic direction as set by its Board involves:
  - building regional market leadership positions
  - gaining exposure to new development opportunities which create horizons for further growth
  - paying fair prices through negotiated deals that meet sellers' needs.
- A strategy implemented by 14 devolved development teams reporting to regional heads.
- Projects are approved subject to strict tiered authorisation limits.
- There is a rigorous approach to evaluation, project approval and subsequent performance review.

A decentralised organisation in a value-adding structure

- Experienced operational management has a high degree of individual responsibility.
- Local autonomy, within Group guidelines and controls, accommodates national and cultural needs and capitalises on local market knowledge.
- Lean divisional and group centres co-ordinate and support regional operations.
- The Group's size and structure is leveraged to drive margin improvement and earnings growth.
- Product-based *Best Practice* teams promote performance improvement through the sharing of experience, technologies and ideas.

A focus on measured performance

- Key performance metrics are undei stood and consistently applied acro the entire Group.
- Financial control is exercised throu a rigorous annual budgeting proces and timely monthly reporting.
- Monthly results are vetted by divisional management and critical reviewed at Group headquarters.
- Full year performance is regularly re-forecast under prudent accounti policies.
- *Best Practice* initiatives in producti distribution and administration are benchmarked against quantifie targets.

A balanced business

Regional and product balance

CRH smooths the effects of varying economic conditions by a unique balance in its geographic presence and between primary materials and building products.

Sales

Operating profit



30%
29%
23%
18%
28%
32%
15%
25%
Europe Materials
Europe Products & Distribution
Americas Materials
Americas Products & Distribution

Geographical and product spread

Number of operations:



	US	Canada	Chile	Argentina	Ireland	UK	Portugal	Spain	Franc
Primary materials									
Cement					2				
Aggregates	314				72	12		6	
Asphalt and surfacing	258				22	7			
Readymixed concrete	162				55	14		64	
Agricultural and chemical lime					21				
Value-added building products									
Precast concrete products	67	1			2	4		12	22
Concrete blocks, pavers and rooftiles	95	11		1	34	19		16	1
Clay bricks, pavers and tiles	11			1	1	32			
Insulation products					3	4			
Security gates and fencing						10			2
Glass fabrication and rooflights	37	4	1	1	1	1			
Distribution									
DIY stores							13		
Builders merchants	117								28

CRH's strategic vision is clear and consistent

"be an international leader in building materials delivering superior performance and growth"

Contents

CRH plc is headquartered in Ireland, has operations in 22 countries, and focuses on three closely related core businesses:

Primary materials
Value-added building products
Specialist building materials distribution

CRH employs approximately 50,000 employees at over 1,600 locations worldwide and is organised on a product basis with four Divisions in Europe and the Americas.

CRH is listed on the Irish and London Stock Exchanges and through its ADRs on NASDAQ. CRH has consistently delivered superior long-term growth in total shareholder return, averaging over 18% per annum since the Group was formed in 1970.

Achieving performance and growth

CRH maintains a rigorous focus on improving existing operations through experienced local management teams. These regional platforms generate profits, cash flow and organisational strength to support an ongoing programme of development.

CRH's growth comes through investing in new capacity, developing new products and markets and by acquiring and growing mid-sized companies. This long-term development strategy is augmented from time to time by larger deals that extend the Group's geographic reach or product range and offer new strategic platforms for future growth.

Front cover – The George Washington Bridge

Heavy road traffic was a significant issue during Tilcon New York's rehabilitation of the upper level span of the busy George Washington Bridge and departure roadways. This heavily travelled artery spans the Hudson River and connects the state of New Jersey directly to New York City and carries over 150,000 cars and trucks per day. Over 8,000 tonnes of stringent specification asphalt needed to be supplied on a timely basis with restricted work hours to successfully complete Tilcon's contract with the Port Authority of NY and NJ. The project required the removal of asphalt from the decking, sandblasting, replacement of 320 panels of the span and the rehabilitation of four departure roadways and two ramps.

Financial trends 1998-2002

"CRH achieved new record levels of sales, profits and both earnings and cash earnings per share in 2002, despite difficult economic conditions within many of the regions in which we operate."

Liam O'Mahony

EBITDA*


€1,520m
2002
2001
2000
1999
1998
€m 0 400 800 1200 1600

Operating profit *
(before goodwill amortisation and profit on disposal of fixed assets)


€1,048m
2002
2001
2000
1999
1998
€m 0 300 600 900 1200

Basic earnings per share*


119.22c
2002
2001
2000
1999
1998
€cent 0 30 60 90 120

Cash earnings per share*


219.82c
2002
2001
2000
1999
1998
€cent 0 60 120 180 240

Dividend per share


25.40c
2002
2001
2000
1999
1998
€cent 0 6 12 18 24

* *excluding exceptional net gain in 1999*

2002 Highlights

	€ million	
Sales	10,794	+ 3%
Operating profit	1,048	+ 3%
Profit before tax	856	+ 7%

Basic earnings per share pre goodwill	132.54c	+ 4%
Basic earnings per share	119.22c	+ 3%
Cash earnings per share	219.82c	+ 3%
Dividend per share	25.40c	+10%

Dividend cover (times)	4.68
Interest cover excluding joint venture (times)	
EBITDA	11.3
EBIT	7.3

Investing for the future

Europe Materials

Two new 10,000-tonne capacity bulk cement silos at Irish Cement's Platin plant near Drogheda. The company invested €6 million in state-of-the-art road dispatch facilities to allow fully automated driver operated loading. Using a swipe card system customers can collect cement 24-hours a day seven days a week throughout the year. The highly flexible system geared towards customer needs is part of the company's ongoing customer service improvement programme.

An integral part of CRH's development is its investment in four fundamental areas: people, market leadership, the environment and technology.

Investment in people consists of training and development to provide all employees with a platform for progress, a best practice programme to guarantee an efficient, safe and healthy place to work, and a market-based remuneration policy to attract, retain and motivate the right people.

While investing in acquisitions and development projects is important to attain market leadership, being the leading producer with the lowest costs is also critical. This is achieved by investing in those existing businesses which offer a strong foundation for sustained and profitable organic growth while driving continuous improvement in products, processes and strong regional brands.

Environmental investment programmes help us to improve

Europe Products & Distribution





Ibstock Brick has successfully completed a major €9 million investment project at four brickworks – Ellistown, Leicester, Lodge Lane and Atlas, to realign capacity between wire-cut and soft mud products. The project provides manufacturing flexibility, the ability to produce a new continental style brick range to compete with imported products, and cost savings in the manufacture of engineering and blue bricks.

continuously in line with best industry environmental practice, to optimise our use of energy and resources, and to be good neighbours in the communities in which we operate. Environmental investment includes projects to reduce dust and noise, minimise effluent and waste, improve energy efficiency, increase the use of recycled materials, and to restore worked-out facilities through extensive tree and shrub planting.

Investment in technology enables us to run more efficient plants; to create more effective processes; to develop innovative products; to offer better and more focused service to customers; and to measure and communicate international best practice throughout the Group.

CRH continues to invest in a wide range of projects which contribute to overall profitability, drive continuous improvement of products and processes to deliver long-term performance and strongly underpin the future development of the Group.

Americas Products & Distribution

The Precast Group's South Bethlehem plant, near New York City, which forms part of its building systems division, has been upgraded and expanded utilising state-of-the-art manufacturing technology along with Elematic's new hollowcore plank design, resulting in improved competitive advantage. The upgrade also included a modern computerised batching plant and a 315-foot building expansion. This investment in the future improves quality and efficiency while doubling the prior output capacity, much needed to serve the New York City building market.

Americas Materials





In the summer of 2002, United Companies, a Materials Division company in Grand Junction, Colorado, purchased a 2002 Astec Fast Pack portable crushing plant. The prototype Fast Pack is a new concept in portable crushing technology using hydraulic lifts to eliminate the need for cribbing and the rigging of electric cables. This reduces the mobilisation and set-up times from two days to only four hours and significantly enhances the safety of the plant. United expects to gain a month of production time through use of the new portable crusher. The Fast Pack has an output of 270-360 tonnes per hour and exceeds the combined work capacity of the two crushers it replaced. The plant is also capable of producing higher value materials such as asphalt aggregates and concrete sand.



PAT MOLLOY

Chairman's statement

A strong performance in very challenging market conditions

The year 2002 posed particular challenges for CRH's operations. Trading conditions in the majority of our markets were more difficult than in recent years, particularly in Mainland Europe and the US. The weaker US Dollar also had a significant adverse impact. Despite the testing conditions, the Group produced growth in profit before tax and earnings per share, which represents an excellent out-turn in the circumstances.

These results demonstrate the benefits of our balanced spread of operations across geographic regions and construction sectors. They also reflect management's emphasis on performance improvement, cost efficiency, overhead reduction and cash flow generation.

Details of the challenges faced by the Group during 2002, and of the performances of the separate Divisions are given in the Chief Executive's review and the operations and financial reviews which follow.

Profitability and earnings

Profit before tax increased by 6.6% to €856 million. Earnings per share were 119.22c compared with 115.32c in 2001. Cash earnings per share were 219.82c compared with 213.73c in the preceding year.

A final dividend of 17.97c per share is being recommended by the Board, which will give an increase in total dividend of 10.4% over 2001. This is the 19th consecutive year of dividend increase.

Development activity

Total acquisition spend for 2002 was approximately €1 billion. One-third of this expenditure was in Europe with the remainder being in the Americas. Some of the more significant acquisitions were:

- The EHL Group, the market leader in Germany in concrete paving and landscape walling products, acquired in May, for a total consideration of €155 million.
- The operations of US Aggregates, Inc. in the western and southeastern US, which we also acquired in May for a combined net consideration of US$74 million (€81 million).

The other transactions were well spread in terms of product groupings and geographic location, and they consolidate further the strength of CRH's position in its key markets.

Financing expansion

As a result of the Group's strong internal cash flow and the substantial equity injection achieved in 2001, the Group has the financial strength to take full advantage of attractive acquisition opportunities which enhance its operational scale and strategic positioning.

In March 2002, the Group announced the completion of a successful 10-year US$1 billion Global Bond Offering. The strength of investor demand enabled the offering to be priced at a spread tighter than the original price guidance. Over 110 institutional investors from North America and Europe participated, and the transaction further extended our debt maturity profile.

Litigation

In September we announced that senior Group management and the Board had learned that two companies in CRH's Distribution Group in the United States had been named, together with a large number of other un-related parties, in asbestos cases involving 251 claimants. These cases alleged personal injury as a result of exposure to asbestos in products manufactured by others and allegedly distributed by the two companies in the Distribution Group prior to their ownership by CRH. Since September eight new claims have been received and eight have been disposed of with the number of claimants at the time of writing amounting to 251.

As stated in September, CRH does not believe that the outcome of any pending actions will have a material adverse impact on the financial position, results of operations or cash flows of the Group.

Corporate governance

The CRH Board and management are committed to achieving the highest standards of corporate governance and ethical business conduct. A detailed statement of CRH compliance with the Principles of Good Governance is given on pages 38 and 39.

In the 1999 and 2001 Annual Reports reference was made to an investigation into Ansbacher (Cayman) Limited. The report of this investigation was published in July 2002. The report had relevance for CRH insofar as the late J.D. Traynor, non-executive Chairman of CRH from 1987 to 1994, was found to have facilitated the carrying on by Ansbacher (Cayman) Limited of a banking business in Ireland from 1971 to 1994 without holding a licence to do so. The report also found that for the period 1989 to 1994 Mr. Traynor used his office in CRH's registered office in Dublin, which is separately located from CRH's Group headquarters, to facilitate these activities. This was not authorised by CRH, and was carried out without the knowledge of CRH. The report of the Inspectors into Ansbacher (Cayman) Limited concluded that CRH did not knowingly assist Mr. Traynor in carrying out these activities - a conclusion which is consistent with the findings from CRH's own internal investigations. Since the emergence of this issue, CRH has formalised a code of conduct for the use of the office of the Chairman.

Two reports on corporate governance issues have been published recently: "Review of the Role and Effectiveness of Non-executive Directors", by Derek Higgs, who was commissioned by the UK Government to

"In testing market conditions in most of our key markets in 2002, our results demonstrate the benefits of our balanced spread of operations and also reflect management's continuous emphasis on performance improvement."

lead a review of the role of non-executive directors, and "Audit Committees - Combined Code Guidance", a report and proposed guidance by a group appointed by the Financial Reporting Council in the UK and chaired by Sir Robert Smith. Consultation on the recommendations set out in these reports is currently taking place. In addition, the US Securities and Exchange Commission continues to issue rules to implement the Sarbanes-Oxley Act of 2002. Your Board is currently reviewing its structures and procedures in light of the proposed requirements and, when the final rules are published, will take any steps necessary to achieve compliance in the shortest possible time.

Board and senior management

Brian Griffin, Managing Director of CRH Europe Materials, retired from his executive role and from the Board on 31st January 2003. Brian made an enormous contribution to the development of the Group and he was an extremely effective member of the Board. He will continue to have an advisory role and the Group is delighted that it will continue to have the benefit of his experience and judgement.

Brian was succeeded in his executive role by Declan Doyle, who became Managing Director, Europe Materials on 1st February 2003.

Barbara Alexander and David Dey have indicated that they wish to retire from the Board at the completion of the Annual General Meeting on 7th May 2003. Both Barbara and David made significant contributions to the Board and I wish to thank them for their valued advice and commitment to the interests of shareholders.

Management and staff

The quality of the Group's results in the very demanding conditions which obtained in 2002 is a tribute to the commitment and capability of CRH's management and staff. They rose to the challenges given to them by Liam O'Mahony and the Divisional Chief Executives and together they demonstrated once again that CRH can outperform its competitors and deliver results which exceed the momentum of its markets.

The Board appreciates very much the achievements of our staff in 2002.

Outlook 2003

Management's view of the outlook for 2003 is set out more comprehensively in the Chief Executive's review and the operations reviews. Overall, it is expected that trading conditions will remain difficult in our principal markets in 2003. Nonetheless, we expect that the Group's continuing focus on performance improvement and our ability to make and finance acquisitions will deliver another year of progress.

The paving stones "TerrAntik®" from the EHL product range resemble natural stones with an antique patina, retaining rustic character.



"Performance and growth continued to be the hallmarks of CRH during an extremely challenging 2002. Thank you to our 50,000 employees worldwide who played their part in bringing about the achievements of the past year."



The new state-of-the-art asphalt plant at Roadstone Dublin's Allen Quarry, commissioned during 2002, is supplying major surfacing projects on the N7 motorway in County Kildare.



LIAM O'MAHONY

Chief Executive's review

Highlights

2002 saw a continuation, and in some cases intensification, of difficult economic conditions within and across many of the regions in which we operate. Despite this, the Group achieved new record levels of sales, profits and both earnings and cash earnings per share:

- Sales up 3.3% to €10.8 billion
- Profit before tax up 6.6% to €856 million
- Earnings per share before goodwill amortisation up 4.1% to 132.54c, despite an effective weighted increase of 3.6% in the number of shares in issue due to the residual impact of the successful March 2001 Rights Issue which raised additional equity of €1.1 billion
- Cash earnings per share up 2.8% to 219.82c
- €1 billion of development activity, reflecting 45 acquisitions, principally our traditional local and regional add-ons.

Performance and growth continued to be the hallmarks of CRH during an extremely challenging 2002. Thank you to our 50,000 employees worldwide who played their part in bringing about the achievements of the past year.

2002 operational performance

The major overriding influences for the year were continued sluggish economic performance in Mainland Europe, a flattening of activity in the United States, and the depreciation of the US Dollar versus the euro.

As in recent years, Mainland Europe continued to disappoint in terms of overall construction activity. Germany remained at a particularly low ebb, with knock-on impacts in the surrounding countries. In Poland, the economic readjustment evident in 2001 continued, while Benelux markets were flat. The mature Finnish and Swiss construction sectors were slightly down, while in France activities were at broadly similar levels to 2001. Residential construction was generally weak across the continent. Spain was a notable exception to the overall picture, with strong construction growth. House building in the UK continued at the low levels of recent years. In Ireland, housing and infrastructure picked up significantly in the second half, following a sluggish prior 12-month period, although non-residential activity remained at lower levels reflecting considerable over-build and weak markets.

In the United States, house building was a significant bright spot. Supported by strong demographics, low interest rates from the Federal Reserve and a reasonably constrained increase in unemployment relative to previous slow downs, new housing remained strong at 1.7 million units. By contrast, non-residential building was extremely weak, with significant double-digit percentage declines in many sub-sectors. Infrastructure activity was mixed: while continuing to be underpinned by strong Federal funding from the TEA-21 programme, budget deficits in some states were a cause of concern.

Our divisional Chief Executives set out in some detail in their individual operating reviews how these issues were dealt with and their impact on operating performances. Both Europe and the Americas reported an increase in operating profit from 2001 in local currency terms, despite in many cases taking on board significant restructuring costs. Particularly noteworthy is the very substantial improvement in the performance of Europe Products & Distribution - a combination of gaining the benefits of the restructuring actions of recent years together with excellent contributions from recent acquisitions. While the decline of the US Dollar has reduced the euro impact of the gains in our American businesses, they performed strongly in their own markets.

Taken overall these results show yet again the strategic strength of our regional businesses and the powerful value that our decentralised management structure generates at local level.

US asbestos litigation

In late September, we announced that our US Distribution Group had in recent years received a number of claims regarding alleged asbestos-related injuries. These claims have multiple co-defendants. Our review at that stage led us to believe that the outcome of the claims would not have a material impact on CRH. Experience since then strengthens us in that belief.

Development activity

As in 2001, we continued to make good progress on the development front, with a total acquisition and investment spend of approximately €1 billion. These acquisitions were in the main add-on deals, building on established regional development platforms and were spread across all product groups.

The most significant acquisition during the year was the purchase in May of the EHL Group, the German market leader in concrete paving and landscape walling products which operates a comprehensive network of 32 modern production facilities in Germany and one in Poland. This is an exciting venture for CRH: EHL's activities are similar to our very successful North American Architectural Products Group and the company is a major addition to the Concrete Products Group in Europe. Aimed substantially at the more resilient repair, maintenance and improvement market, EHL has performed extremely well against the background of a very depressed German construction sector. We now have significant concrete products businesses in the Netherlands, Germany, Belgium, France and the United Kingdom, which together with our substantial North American presence, make us a world leader in these products.

Other European developments in 2002 saw substantial expansion in our Dutch and Swiss Distribution activities, Dutch Insulation, UK Security Fencing and Belgian Concrete Products. Our Europe Materials Division built on the 2000 entry into Switzerland via the Jura acquisition by acquiring Hard AG, an aggregate and concrete manufacturer. There were also small add-ons in Poland, Finland and Ireland.

In North America, our Materials Division expanded its significant Utah base by acquiring various assets from US Aggregates out of bankruptcy. In the Midwest, it strengthened its aggregates position through the acquisition of a number of quarries in southern Ohio, complementing the existing Shelly businesses in that region, while the acquisition of Nuckolls Concrete Services in Iowa added critical mass in that market. The Products & Distribution team also had a busy year; notable developments included the acquisition of Anchor Concrete Products in New Jersey and Dixie Cut Stone & Marble in Michigan, expanding our homecentre service capability, while the Distribution team strengthened positions in New Jersey and California by the acquisition of Arzee Supply and A.L.L. respectively.

Taken together with our existing operations and significant plant enhancements, this €1 billion development spend will contribute to the strategic strength of the Group and should underpin continued strong future performance.

People

During the year, our organisational structure continued to develop right across the Group. These changes streamline the reporting lines, while continuing to leave local company management with the high degree of individual responsibility and operational autonomy that is central to the culture of CRH.

I would particularly like to note the retirement of Brian Griffin, Managing Director of CRH Europe Materials, at the end of January 2003. Under Brian's leadership this Division has grown throughout the 1990s from its original base in Ireland to being a €2 billion leader in 11 countries across Europe. Brian is succeeded by Declan Doyle, who has a track record of substantial achievement within CRH. To Brian and all our retiring colleagues, a sincere thank you for your contribution to our team over the years.

Investing in people is key to the continued success of the Group, as we work to meet our future leadership requirements in a planned way. We are continuing to develop our future generations of leaders, whose integrity and skills will build on the Group's successes to date, and achieve our performance and growth targets in the years ahead.



CRH performance
1,600
1,400
1,200
1,000
800
600
400
200
0
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
1987 = 100
Profit before tax + 20% pa
Earnings per share + 14% pa
Dividend per share + 12% pa

Promoting continuous improvement

Central to CRH's success is combining strong local operations with an effective sharing of resources and capabilities. Our 12 Best Practice groups are active across all regions and product groups. These are essential to identifying for everyone's benefit the ideas and innovations that have made individual businesses in the Group successful.

The provision of a safe and healthy work environment is a key objective for all CRH companies. All are of course required to comply with health and safety legislation, but also to go further by continuously improving beyond best industry practice, and placing a very high priority on regular safety training.

Social responsibilities

Our companies are committed to being ethical and responsible members of the communities in which we operate. We are committed to being fair employers, ensuring equal opportunities and the absence of discrimination. We will continue our support of educational, environmental and other initiatives in the communities in which we work.

Outlook 2003

As I write, the world is in an even more uncertain condition than normal. There are continuing terrorist outrages, instability in Iraq and the Middle East, oil prices remain high and world economic performance is sluggish at best. Markets are likely to remain difficult for the immediate future.

However, CRH is well positioned in the vast majority of its markets, and while there are risks, there are also opportunities. We have worked in recent years to restructure individual businesses, where necessary, to enable them to compete effectively. With a strong focus on cost control, optimising cash flow by rigorous management of working capital and capital expenditure, and a uniquely strong balance sheet, we are well positioned to further develop the Group through our continuing programme of acquisitions where we see value and good strategic fit. We remain committed to our twin goals – performance and growth.



The Glass Group produced all of the laminated glass for the Olympic Torch used in the 2002 Winter Games in Salt Lake City, Utah. The project required the complex lamination of 3,000 square feet of glass in five different configurations with simulated "ice" colours provided by Vanceva™ interlayer. The 117-foot tall cauldron was also laminated using specialist, fire-resistant glass.


BRIAN GRIFFIN


DECLAN DOYLE

Europe Materials – operations review

"The Division performed well up to expectations in 2002 given the general market conditions in Europe, the sharp slowdown in commercial and industrial investment in Ireland, and Polish activity remaining at low levels. Sales revenues, overall, were up 3.5% while profits were in line with 2001."

2002 overview

Europe Materials traded in more difficult markets than in 2001. In Ireland, demand for our products slowed by about 4% although construction output remained at a high level. Poland maintained last year's volumes in a very challenging business environment and our early corrective measures allowed us to maintain underlying profitability. Activity in Finland and in Switzerland was lower but demand was buoyant in Spain and the Ukraine.

In total an increase of 3.5% in sales revenue was recorded. Overall results benefited from a full-year contribution from Israel and, after charging Polish rationalisation costs of €7 million, profits were in line with 2001 levels.

We adopted a cautious approach to acquisition opportunities, particularly as valuations were not yet reflecting medium-term trading prospects. The Division spent a total of €32 million on a number of add-on businesses in Switzerland, Finland, Ireland and Poland.

Ireland

Construction activity gained momentum in the second half of the year following a 10% decline during the first six months, and finished the year 4% down on 2001. Residential construction was stronger than in 2001 and road construction work benefited from activity on a number of major National Development Plan projects. Public sector building work also remained buoyant. However, the commercial and industrial sectors in Dublin were very weak with volumes in that sector falling by up to 30%. Overall profits declined.

Our cement business once again achieved excellent production levels at its two factories and substantially completed a number of efficiency improvement projects including a new process control system at Limerick and a new shale crusher/blender system at Platin.

Our concrete products and aggregate companies continued to develop their businesses with the acquisition of Allister Quarries in Co. Monaghan, the construction of new blacktop plants to supply major road contract jobs in Cork and Kildare and a new precast walling project in Dublin.



2002 was another extremely difficult year for our seawater magnesia business during which low-priced Chinese exports of fused magnesia reduced overall world prices. Increased energy costs, particularly natural gas, are exacerbating a difficult situation.

In Northern Ireland, construction activity was down 7% on last year in a very competitive market and profits declined. However, road maintenance activity improved in the last quarter of 2002 and looks promising for 2003. Our construction division benefited from a number of major projects in the water treatment sector commencing in 2002.

Spain

In Spain, construction activity continued to grow, expanding by about 7%. Major infrastructure investment was the main driver while the residential sector maintained a high level of output. Sales and profits advanced in a very competitive market.

Poland

The Polish economy continued to experience difficulties and GDP growth at just over 1% was well below the level required to revitalise the construction industry. A significant overhang of unoccupied residential and office space coupled with general economic uncertainty meant that the lower interest rates which prevailed for the second half of the year had little impact on the construction market. As a result, output stagnated with increases in

Beton Catalan's new dry mortar plant in Valencia which is designed to supply the bulk and bagged markets.

Results

€ million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Rationalisation	Organic
					Analysis of change				
Sales	18	**1,927**	1,861	**+66**	-16	+57	+14	–	+11
Operating profit	25	**267**	271	**-4**	-2	+8	+1	-7	-4
Average net assets	21	**1,619**	1,556						
Operating profit margin		**13.9%**	14.6%						


ENVIK

M/S Envik, Finnsementti's 6,000 tonne bulk cement carrier, makes its way through the ice covered Gulf of Bothnia to supply the cement terminal at Oulu in Northern Finland.

infrastructure and repair, maintenance and improvement offset by decreases in commercial and residential completions.

In this difficult market, volumes in our cement operations only marginally increased. Operating performance at the Ożarów facility exceeded expectations and, with a lower cost base resulting from the €7 million rationalisation programme implemented early in the year, the cement companies achieved significant improvement in underlying profitability and are very well placed to benefit from any upturn in the economy.
Our concrete products and aggregates companies continued to be affected by very competitive conditions in their markets. As a result, margins were again under pressure and profits declined.

The Group continued to make selective investments in concrete products and blacktop, opening a new concrete paving plant in northern Poland and a blacktop plant to service the Warsaw market.

Finland/Baltics

The Finnish economy grew by about 1.6% in 2002 and inflation remained low. While overall construction activity was relatively stable, a 4% reduction in non-residential activity affected demand for our products.

Our operations in the Baltic States enjoyed an excellent performance helped by continuing strong activity in St. Petersburg and Estonia. This, combined with improved operational efficiency in our Finnish operations, held overall operating profits in line with 2001.

Switzerland

The Swiss construction industry slowed substantially from mid-year and construction volumes for 2002 were lower as a result. Demand for cement and concrete was affected by this slowdown and by delays on major infrastructure projects, particularly in the second half. The decline in volumes affected profitability but cost reductions and increased use of alternative fuels helped to reduce the impact.

Israel

Despite the difficult political situation, Mashav performed satisfactorily in its first full year with the Group. The Israeli cement market was unchanged from 2001, while the West Bank and Gaza markets were 25% lower due to the additional security controls.

Outlook 2003

The outlook in Ireland is for some reduction in activity in 2003. Housing should remain strong, but the commercial and industrial sectors are likely to weaken further. Ongoing activity on large infrastructure projects under the National Development Plan should underpin demand in the first half of 2003, but recently announced replacement projects are unlikely to pick up momentum until later in the year.

Construction activity in Spain is expected to grow further in 2003, although perhaps at a somewhat lower rate than in 2002.

In Poland, GDP growth is forecast at 2.7% with inflation expected to remain low. Lower real interest rates and more affordable mortgage finance should provide a stimulus to construction during 2003. Longer-term prospects have been enhanced considerably by the European Union decision to set the date for Poland's entry to the Union in May 2004.

The outlook for the Finnish economy in 2003 is for 3% growth in GDP supported by a strong performance in exports. Housing should benefit from continuing low interest rates and some large infrastructure projects started in 2002 will continue. Non-residential building volume is expected to remain at 2002 levels. Construction output growth of about 1% and continuing internal improvements in efficiency are expected to lead to a better performance in 2003.

Our expectation for Switzerland is that the major infrastructure contracts will progress well in 2003 and will help compensate for weakness in other areas of the construction market. Together with continuing efficiency improvements, this should minimise any impact on profitability.

Although the political climate in Israel remains uncertain, cement demand is forecast to grow by 4% as a result of a forecast GDP growth of 2% and additional infrastructure investment.

Our senior management team, under the direction of Declan Doyle, is well resourced to respond to the challenging market conditions and take advantage of attractive development opportunities that may arise in 2003.


Ireland
Spain

Activities	**Annualised production volumes**	**Market leadership positions**
Cement *Finland, Ireland, Israel (25%), Poland, Switzerland, Ukraine*	10.8 million tonnes	No.1 in Finland and Ireland No.3 in Poland No.2 in Switzerland
Aggregates *Estonia, Finland, Ireland, Latvia, Poland, Spain, Switzerland*	60.6 million tonnes	No.1 in Finland and Ireland
Asphalt *Finland, Ireland, Poland*	3.4 million tonnes	No.1 in Ireland
Readymixed concrete *Estonia, Finland, Ireland, Latvia, Poland, Russia, Spain, Switzerland*	8.5 million cubic metres	No.1 in Finland and Ireland
Agricultural & chemical lime *Ireland, Switzerland*	0.5 million tonnes	No.1 in Ireland
Concrete products *Ireland, Poland, Spain*	4.8 million tonnes	No.1 block and rooftile producer in Ireland
Clay bricks *Ireland*	0.2 million tonnes	No.1 producer

The Materials Division in Europe is a major producer of primary materials and value-added manufactured products operating in 11 countries. In Ireland, CRH is a market leader in cement, aggregates, readymixed concrete and asphalt. In Spain, CRH produces aggregates, readymixed concrete and precast concrete products. In Poland, CRH is a leading low cost cement producer with good market positions. In Finland, CRH is the market leader in cement, aggregates and readymixed concrete. In Switzerland, CRH is a prominent producer of cement, aggregates and readymixed concrete. In total, the Division employs 9,500 people at over 350 locations.



Finland
Estonia
Russia
Latvia
Poland
Ukraine
Switzerland
Israel

Development strategy

To build and maintain strong market positions in primary building materials and related products through organic growth, greenfield development and acquisitions in selected European markets.

Ireland

- Maintain our position as the lowest cost/best value producer
- Continue to operate to the highest environmental standards

Spain

- Strengthen our existing market positions
- Expand selectively into related products and regional markets

Poland

- Develop a strong national presence in the materials industry

Finland

- Maintain our strong position in cement, aggregates and readymixed concrete
- Expand into other selected product and geographic areas

Switzerland

- Enhance existing positions in cement, aggregates and readymixed concrete
- Acquire new businesses in surrounding regions

Elsewhere

- Build on existing positions in central and eastern Europe
- Selectively acquire materials businesses in other European countries

Product end-use



35%
35%
30%
80%
20%
Infrastructure
Residential
Non-residential
New
RMI



BRIAN HILL

Europe Products & Distribution – operations review

"In depressed markets, Europe Products & Distribution recorded a strong performance in 2002 aided by acquisitions and the benefits of restructuring and efficiency improvement. Markets will continue weak in 2003; nevertheless, we look to a further advance in profits."

2002 overview

In most of our major markets, construction output was weak in 2002. New residential building continued to be the most depressed sector. Fortunately, the repair, maintenance and improvement sector, in which we have significant presence, remained firm. In Great Britain, total construction output was strong but new housing activity was once again subdued.

Against this difficult backdrop, Europe Products & Distribution recorded a strong performance with sales advancing 15% to €2.5 billion and operating profits up 31% to €153 million. This improved performance can be attributed to the impact of acquisitions and to the benefits of ongoing restructuring and efficiency improvement measures taken in 2002 and earlier years.

During 2002, our acquisition teams completed nine deals in seven countries, including the €155 million EHL acquisition in Germany, investing a total of €242 million.

Concrete products

BMI, the French precast utility products manufacturer acquired in April 2001, completed its first full year within CRH. Although the market was weak, particularly the infrastructure sector, results met our expectations thanks to stringent cost control and to the introduction of innovative new products.

In the Netherlands, our flooring and paving operations continued to suffer from the contraction in construction output, particularly in new housing. Cost reduction measures mitigated the profit impact of reduced volumes. Zoontjens, the concrete roof paver business acquired at the end of 2001, has settled well into our Dutch concrete group and met our profit expectations.

In Belgium, our paving and utility products businesses performed well and returned improved profits. Our structural products operations faced more difficult markets and showed a slight profit decline. In August we acquired Douterloigne, a manufacturer of reinforced hollowcore flooring, concrete pavers and blocks with three production locations near Antwerp, Kortrijk and Tournai. Douterloigne has fitted well into our network of concrete businesses in Belgium.

In the UK, our markets in concrete masonry and rooftiles were more buoyant. Increased sales of innovative roofing products combined with the benefits of consolidation of production facilities enabled us to achieve a significant increase in profits.

The high point of the year was the €155 million acquisition in May of the EHL Group, the German leader in concrete paving and landscape walling products. Since acquisition, EHL has integrated successfully into CRH and profits for the eight months to end-2002 exceeded our expectations. We are working to realise fully the synergies between EHL and the other CRH concrete product businesses involved in the paving/landscaping sector in the Netherlands, Belgium and the US.

Clay products

UK housing starts and brick deliveries were marginally up on the previous year. Ibstock Brick achieved a modest improvement in both volumes and prices and cash generation remained strong; however, margins suffered due to an increase in natural gas costs. The major €9 million investment at four brickworks to realign production capacity between wire-cut and soft mud products was successfully completed.

Conditions in the Mainland Europe brick markets remained difficult with no recovery in Poland and Germany and a further decline in the Dutch market. The cost saving measures implemented in 2001 contributed to improved results, with our Dutch and German brick companies both showing better bottom lines, partially offset by a further deterioration in Poland.

Building products

CRH Fencing & Security had a good year with sales and operating profit ahead of the previous year. The Netherlands and UK activities scored strong sales and profits, compensating for difficult market circumstances in Germany, with overall profits in line with 2001. In August, we acquired Geoquip, a leading manufacturer


1
UIT ONZE KRANT
3.99

Results

€ million	% of Group	2002	2001	Change	Exchange translation	2001 acquisitions	2002 acquisitions	Rationalisation	Organic
					Analysis of change				
Sales	23	**2,506**	2,175	**+331**	-1	+138	+262	-45*	-23
Operating profit	15	**153**	117	**+36**	-1	+13	+25	+3	-4
Average net assets	21	**1,558**	1,432						
Operating profit margin		**6.1%**	5.4%						

* reduction in sales relates to the disposal of Swiss distribution businesses

of electronic intrusion detection systems based in Derbyshire. Geoquip is a further step in our strategy of offering clients a full range of perimeter protection and security systems.

CRH Daylight & Ventilation had another challenging year in Germany, its major market, while our operations in the Benelux produced sound results. In total, although sales were down on 2001, tight control on costs enabled us to report higher profits.

The Insulation group had an excellent year with sales exceeding €200 million and profits strongly ahead. ThermiSol, the Nordic leader in expanded polystyrene insulation acquired late in 2001, has integrated very well into the group and profits have met our expectations. In October, ThermiSol extended its area of activity into Estonia by acquiring the leading expanded polystyrene insulation manufacturer there. Also in October, we bought out the remaining 50% stake in EcoTherm, which produces polyurethane insulation board in the Netherlands and the UK.

Until recently Fencing & Security, Daylight & Ventilation, Insulation and our small roofing products business were grouped together under *Building Products*. Recognising that these sectors offer above-average growth potential, from 1st January 2003 we have reorganised them into two groups: *Insulation* led by Kees Verburg and *Building Products* led by Erik Bax. We believe that with dedicated management teams, we can accelerate growth in these sectors.

Distribution

In difficult markets, further strong advances in sales and operating profits were returned by our Distribution Group, which also continued active on the acquisition front. Sales exceeded €1 billion for the first time.

Our DIY homecentre businesses had another year of excellent progress. In the Benelux, where we operate under the Gamma and Karwei franchises, sales increased by 21% aided by acquisitions. In April, we acquired three stores in the Utrecht area, bringing our chain to 61 stores in total.



Above: ThermiSol EPS being applied to a roof in Denmark.


GAMMA!
29.95
6.99
99.95

Below left: Our recently opened Gamma DIY store in Schiedam-North, The Netherlands, built featuring the new Gamma layout and design. Several Gamma DIY stores have already been successfully remodelled to adopt this new design, with all remaining store renovations scheduled for completion within the next two years.

Our DIY joint venture in Portugal also progressed, with sales up 13% and profits reaching satisfactory levels now that critical mass has been reached. During the year, two new stores were opened, bringing the total chain to 13. We plan further store openings in 2003.

Overall, our Dutch distribution businesses serving professional customers had a disappointing year. Continued good performances at our cash-and-carry and roofing outlets were outweighed by poor results at the general merchants and ironmongery operations. A rigorous restructuring programme has been initiated to scale these businesses back to address the reduced market.

In France, our merchanting businesses in Ile-de-France benefited from the full-year impact of Buscaglia acquired in May 2001. Sales and profits increased in a slowing marketplace.

In Switzerland, we made significant progress in developing our merchanting business. In June we acquired Vicom Baubedarf, and in October we bought BBH Baubedarf. Together with our legacy business, Richner AG, we have now achieved market leadership in German-speaking Switzerland with a network of 45 locations realising sales of circa €400 million on a full-year basis. Good progress has been made with the integration of these businesses.

Outlook 2003

Forecasts for construction output in our major markets continue to be disappointing. For 2003, we expect declines in Germany, Switzerland and the Netherlands, whilst France and Belgium will at best only equal 2002. The UK is the only market where we expect positive growth.

Our operating focus will continue to seek further improvements and cost efficiencies throughout our Division, while our development teams have a good population of possible acquisition prospects in sight. We look to another advance in profits in 2003.

Activities	Annualised production volumes	Market leadership positions
Concrete blocks & pavers *Benelux, Germany, UK*	10.1 million tonnes	No.1 paving/landscape walling in Germany No.1 paving products in the Benelux No.1 architectural masonry in the UK
Precast concrete products *Benelux, France*	1.6 million tonnes	No.2 precast flooring in the Netherlands No.1 utility precast in France
Clay bricks, pavers & rooftiles *Germany, Netherlands, Poland, UK*	2.4 million tonnes	No.1 clay pavers in Germany No.1 quality facing bricks in the Netherlands No.1 facing bricks in the UK
Fencing & security *Benelux, France Germany, Poland, UK*	1.6 million lineal metres	No.1 security fencing and perimeter protection in Europe
Rooflights & ventilation *Benelux, Germany, Ireland, UK*	1.0 million square metres	No.1 rooflights & ventilation in the Benelux Joint No.1 rooflights & ventilation in Germany
Insulation products *Benelux, Denmark, Estonia, Finland, Germany, Ireland, Poland, Sweden, UK*	3.4 million cubic metres	No.1 EPS insulation in Ireland, Poland, and Nordic region; joint No.1 in the UK Top 4 PUR/PIR insulation in Europe Joint No.1 XPS insulation in Germany No.1 XPE insulation in Germany
Builders merchants *France, Netherlands, Poland, Switzerland*	132 branches	No.2 builders merchants in Ile-de-France No.1 roofing products in the Netherlands No.1 builders merchants in German-speaking Switzerland
DIY stores *Benelux, Portugal*	74 stores	Member of leading Dutch DIY chain Joint No.1 DIY in Portugal


Ireland
Portugal

Products & Distribution in Europe is organised into four groups of related manufacturing businesses and a distribution group. The manufacturing groups are involved in concrete, clay, insulation and other building products. Distribution includes builders merchants and DIY homecentres. The Division operates in 13 European countries with the Benelux, the UK, France, Germany and Switzerland accounting for the bulk of sales. We seek leadership positions in the markets in which we operate. Products & Distribution has 13,000 employees at over 400 locations.



Finland
Sweden
Estonia
Denmark
UK
Netherlands
Poland
Belgium
Germany
France
Switzerland

Development strategy

To build leadership positions in targeted European markets in the manufacture and distribution of building products through organic investment and acquisition; continuously improve our businesses with state-of-the-art IT, exchange of process and product know-how, and active Best Practice programmes.

Concrete products

- Strengthen current positions in the Benelux, France, Germany and the UK in architectural, structural and utility sectors
- Reach out to neighbouring regions by acquisition

Clay products

- Raise profitability through better capacity utilisation, cost efficiencies and continuous improvement
- Consolidate market leadership in the UK; grow positions in the Netherlands and Poland; participate in industry restructuring in Germany

Insulation

- Further build upon our leading positions across a range of insulation materials in Europe
- Develop improved insulation systems and actively exchange product and process know-how among our group companies

Building products

- Grow security fencing from current strong bases in Germany, the Netherlands and the UK into neighbouring regions; develop full range of perimeter protection systems
- Continue expansion of Daylight & Ventilation Group in the Benelux, Germany, Ireland and the UK and accelerate product technology exchange

Distribution

- Grow further our successful DIY retail chains in the Benelux and Portugal
- Expand merchanting businesses in France, the Netherlands, Switzerland, Poland and into neighbouring countries
- Realise full purchasing and IT synergies

Product end-use



60%
30%
10%
60%
40%
Infrastructure
Residential
Non-residential
New
RMI



TOM HILL

Americas Materials – operations review

"2002 was a challenging environment for the Materials Division in a year marked by high bitumen costs, mixed markets and poor weather patterns. A successful development programme and major cost reduction initiatives helped to offset these negative factors to produce a satisfactory year-end result. 2003 is likely to see a continuation of these difficult markets."

2002 overview

The Division suffered from weak markets and high bitumen costs resulting in a 9% decline in underlying profits from 2001 levels. Particularly wet weather in May and June combined with more normal weather conditions in the final quarter of the year, in contrast with the unseasonably dry and warm equivalent period of 2001, also impacted results. These factors were partly offset by a major cost reduction programme across the Division and positive contributions from our 2002 development initiatives.

Another busy development year saw significant add-ons to existing operations with a combined spend of €439 million on 20 deals. The largest acquisitions completed during the year were US Aggregates' operations in Idaho, Utah and Alabama, two sand & gravel pits and four quarries in Ohio, and Nuckolls Concrete Services in Iowa. We successfully completed other add-on deals that complement our existing operations and continue our focus on acquiring strategically located, high quality aggregate reserves. The Materials Division is now active in 26 states with over 540 locations and over 4 billion tonnes of high quality aggregate reserves.

Blacktop volumes declined from the record levels experienced in 2001, although development initiatives led to increases in overall aggregate and readymixed concrete volumes. Excluding the impact of recent acquisitions, our heritage companies saw volume declines of approximately 7% in both aggregates and asphalt, and a fall of over 14% in readymixed concrete year-on-year.

After a reduction in 2001, bitumen costs increased once again with a material impact on profits. This was mitigated to some extent by our investments in winter storage facilities and the Division's strategic purchasing arrangements, which allowed us to secure bitumen supplies at somewhat cheaper winter rates. Bitumen pricing uncertainty continues into 2003, particularly due to the volatile situation in both Venezuela and Iraq.

TEA-21, the Federal highway spending programme, was strong in 2002 at US$31.6 billion but some projects were delayed due to the uncertainty surrounding 2003 funding levels and worsening conditions in the finances of some states. Across our operations, residential markets remained strong, buoyed by continued low interest rates. Non-residential construction fell, especially in certain sectors such as office and hotel development, reflecting the slower economy.

The Division has grown rapidly in recent years and we have implemented a major restructuring to meet future challenges.



Millard quarry, in Pennsylvania, Pennsy Supply's newest acquisition, yields both dolomitic and high-calcium limestone having permitted reserves of 36 million and 20 million tonnes respectively. In 2002, the site produced and sold three million tonnes in total to regional and local markets. 544,000 tonnes of high-calcium stone was used at the Carmeuese lime plant which is located at this site.

Results

€ million	% of Group	2002	2001	Change	Analysis of change: Exchange translation	2001 acquisitions	2002 acquisitions	Organic
Sales	29	**3,072**	3,168	**-96**	-167	+100	+241	-270
Operating profit	32	**336**	346	**-10**	-18	+1	+40	-33
Average net assets	37	**2,775**	2,575					
Operating profit margin		**10.9%**	10.9%					



Evans Construction Company, based in Jackson, Wyoming, extracts sand and gravel product from gravel bars on the Snake River. This helps to control flooding by reducing the rate at which the river floor rises due to gravel deposition; thereby enhancing the fisheries within the Snake River.

We are now organised into four regional groups: *New England* headed by Randy Pike, *New York/New Jersey* led by Chris Madden, *Central* led by Don Eshleman and *West* headed by Bill Sandbrook. The new-look organisation is determined to face the challenges of the years ahead and to build on the unrivalled track record of the Americas Materials Division.

New England

2002 was a satisfactory year despite profits declining from record 2001 levels. The Vermont paving programme was reduced, with several large highway jobs displacing funds usually directed towards road maintenance. Our operations in Massachusetts continued to experience slight improvements as less funds were tied up in Boston's Big Dig project than in previous years.

Rigorous cost control and focused marketing resulted in a strong year at Tilcon Connecticut's operations. However, the State of Connecticut's significant budget deficit provides some uncertainty in our outlook with spending cuts and tax increases likely as short-term remedies.

New York / New Jersey

Our New York businesses had mixed results. Excellent results in the New York metro area due to solid demand, and a satisfactory performance in our upstate operations based in Albany, contrasted with a weak Rochester market, with overall operating profits marginally behind 2001. The integration of our 2001 acquisition of Mount Hope exceeded expectations despite a competitive construction market in New Jersey. We expect improvement in this market as some Port Authority work, delayed since the September 11 outrage, comes back on-stream in 2003.

Central

At our Mid-Atlantic operations, high bitumen costs and a weak private construction market resulted in significantly lower profits in Pennsylvania and Delaware. Readymixed concrete also suffered with the decline in commercial markets. We have taken appropriate action to bring costs into line with our reduced volumes.

Our operations in Michigan, Ohio and West Virginia performed below expectations. Volumes were mixed in our Michigan markets, particularly in Detroit, but results were supported by benefits accruing from our bitumen storage facilities. Ohio was impacted by poor rural resurfacing markets, although results were improved by the acquisition of Chesterhill in central Ohio, four quarries in the Columbus, Ohio area and R.H. Armstrong in West Virginia.

West

The West region comprises a wide geographic area, with over 300 locations in 12 states west of the Mississippi River.

Markets in southern Idaho and Utah slowed significantly during 2002 with little job growth and overbuilt conditions in the non-residential sector, although private residential work remained buoyant. With many large road projects and the Olympics now completed in Utah, it is difficult to determine when non-residential activity might improve. Overall though, it appears that Utah's economy bottomed-out in the third quarter of 2002, with a small improvement forecast for 2003. The successful integration of US Aggregates with our existing operations, combined with major overhead cost reductions, had a positive impact on our results in 2002 with significant benefits expected from 2003 onwards.

Our operations in certain resort towns in western and southern Colorado were impacted by weak residential and commercial markets, mainly due to the declines in the stock market. Our Wyoming and South Dakota businesses enjoyed relatively stable conditions and had a satisfactory year.

In eastern Washington and northern Idaho, we had another solid performance in somewhat softer markets. Our Seattle operations were impacted by local economic problems arising from recent aerospace and technology sector layoffs, a scenario likely to push into 2003. Paving activity in Washington will continue to be impacted by highway funding issues, augmented by the recent defeat of a bill which proposed a gas tax increase. We increased our investment in Montana with the acquisition of Maronick Construction and Nupac in the western part of that state; these additions have met our expectations.

Iowa continues to perform ahead of expectations. In addition to the aggregate and asphalt operations acquired in 2001, we are now active in readymixed concrete through the 2002 acquisition of Nuckolls Concrete Services, the leading readymixed concrete producer in central and western Iowa. Together with some smaller add-on deals, we have created a substantial vertically integrated materials business in Iowa which is positioned to grow over the coming years.

Outlook 2003

We expect the residential sector to remain at 2002 levels, with a sluggish commercial environment in most of our markets. The Bush administration initially proposed a fiscal 2003 spending cut of 30% to TEA-21 highway funding. With significant efforts by our industry, the funding levels have been restored to US$31.6 billion, only 1% behind the 2002 level. This reflects the support for highway spending in the US Congress, which has the authority to set spending levels. On the other hand, some states have used TEA-21 funds to replace their own state highway funding and this is likely to continue in the short-term due to state budget deficits, impacting our road maintenance businesses. The next Federal highway funding bill (TEA-3) will be considered in 2003. Initial thoughts are that the highway programme will be funded at higher levels than TEA-21.

Against the backdrop of a challenging environment in many of our markets, and of uncertainty in key energy input costs, the focus of our experienced management team in 2003 will remain on achieving efficiencies through cost reduction initiatives while continuing to deliver further growth through development activity.


Washington
Montana
Oregon
Idaho
Wyoming
Nevada
Utah
Colorado
New Mexico

Activities	Annualised production volumes	Market leadership positions
Aggregates *US*	111.1 million tonnes	No.4 national producer
Asphalt *US*	33.2 million tonnes	No.1 national producer
Readymixed concrete *US*	5.1 million cubic metres	Top 15 in the US

The Americas Materials Division operates in 26 states in the US, organised into four regions, employing 12,500 people at over 540 locations. CRH is the number four aggregate producer, with leading market positions in the northeastern and western states. CRH remains the number one asphalt producer in the US producing more than 33 million tonnes of asphalt at over 250 locations. This Division is one of the top 15 readymixed concrete producers in the US with operations throughout the west and in Pennsylvania, Connecticut and New York in the northeast.


Maine
Vermont
New Hampshire
Massachusetts
New York
Rhode Island
Connecticut
South Dakota
Michigan
Pennsylvania
New Jersey
Iowa
Nebraska
Ohio
Delaware
West Virginia
Alabama

Development strategy

To grow and improve our existing strong market positions, and continue excellent environmental and safety records, while looking for new growth regions in the Americas.

New England

- Further vertical integration of operations in New Hampshire, Maine and Vermont
- Consider broadening of product ranges

New York / New Jersey

- Expansion through bolt-on acquisitions to our businesses in New York City metro / northern New Jersey market
- Expand our upstate New York businesses

Central

- Continued vertical integration of our operations in Michigan, Ohio and West Virginia through selective materials acquisitions
- Integrate purchasing of key raw materials
- Improve existing operations through Best Practice

West

- Integrate recent acquisitions in Utah and Idaho
- Develop new opportunities in the Northwest and in Iowa

Product end-use


65%
20%
15%
70%
30%
Infrastructure
Residential
Non-residential
New
RMI



JOHN WITTSTOCK

Americas Products & Distribution – operations review

"Despite a challenging marketplace and particularly weak conditions in certain regions and segments, the group achieved new highs in sales and profit in 2002."

2002 overview

2002 presented a challenging marketplace resulting in added pressure on each of the product groups. Key elements of this environment were the lingering effects of the September 11 outrage exacerbating an already weakened commercial market and a collapse of the telecommunications industry. Relatively low interest rates prevailed throughout the year supporting continued strength in the housing market.

The Division's operations in the Northeast and Southeast were the most adversely affected by weak markets and demanding competitive conditions. The difficulties in the telecommunications industry were a key reason for the decline in profit in the Precast Group.

Argentina's economy continued to suffer from the combined effects of a weaker peso, political uncertainty and international credit concerns. While the Chilean economy was somewhat better, construction activity continued to be lacklustre.

Despite these challenging macroeconomic circumstances, the Division achieved an 8% growth in sales and operating profit before translation effects, helped by acquisitions.

Architectural Products

The Architectural Products Group (APG), with 153 locations in 32 states and two Canadian provinces, is the leading North American producer of concrete masonry, lawn, garden and paving products and a regional leader in clay brick. Cementitious dry-mixes, marketed under the Sakrete® brand and lightweight aggregate are also important product lines. In 2002, APG achieved solid growth in sales and operating profits aided by the significant acquisition activity in 2001/2002.

Market conditions for construction-oriented masonry products were weak in most regions, resulting in lower sales and profits in this sector than in 2001. A notable exception was the West region, where sales and profits matched last year in competitive markets. Clay brick producer Glen-Gery moved ahead in sales terms reflecting the late 2001 acquisition of Global Clay, but profits declined due to a combination of lower underlying volumes and particularly competitive markets.

Belgard®, APG's professional hardscapes product line, and its lawn and garden products, achieved strong sales and profit growth. Results were particularly good in the Northeast with profits well ahead of last year. Gains in plant efficiencies across all regions contributed to the improved profits in these product categories. Strong sales of Sakrete® products to homecentres coupled with aggressive cost reductions moved profits ahead strongly at our dry-mix operations.

Development spend in 2002 amounted to €153 million. Small bolt-on acquisitions in South Carolina and southeastern California helped expand our masonry business in these regions. The acquisition in March of Anchor Concrete Products, with four plants in New Jersey, provides a strong presence in the large and growing New Jersey, New York and eastern Pennsylvania markets.

In October, APG acquired the Specialty Minerals Group, establishing a platform in decorative stone, palletised lime soil conditioner as well as consumer and industrial lime products. Its four plants in Massachusetts, New Jersey, Pennsylvania and Virginia expand APG's lawn and garden offering in the East. In December, the acquisition of Dixie Cut Stone & Marble extended our decorative stone business into the Midwest and added growth platforms in cut limestone and marble and granite products.

Precast

The Precast Group produces precast, prestressed and polymer concrete products and concrete pipe. It is a national leader



United Builders Supply, the Boston arm of the Distribution Group, makes a gypsum board delivery to Gillette Stadium, home of the 2001 Superbowl Champions, The New England Patriots.

Results

€ million	% of Group	2002	2001	Change	Exchange translation	Analysis of change 2001 acquisitions	2002 acquisitions	Organic
Sales	**30**	**3,289**	3,240	**+49**	-206	+141	+161	-47
Operating profit	**28**	**292**	286	**+6**	-17	+12	+14	-3
Average net assets	**21**	**1,590**	1,458					
Operating profit margin		**8.9%**	8.8%					

with 68 production plants in 24 states and eastern Canada.

Due to continuing soft non-residential markets and a depression in telecommunications, sales were below the record level of 2001, which had a substantial negative effect on profits. Good rebounds in our California and Maine operations were inadequate to overcome setbacks in telecommunications across the country and our prestressed business in the Northeast and a general weakness in the Southeast.

Aggressive steps have been taken to cut costs, divest assets and exit non-core markets. However, we have also taken the opportunity to make some acquisitions. Christy Concrete Products, a national leader in concrete and polymer meter boxes, was acquired in August and, when combined with Synertech, gives us national coverage and growth potential. In late 2002, we acquired the assets of Precast Systems in Houston, Texas and Loomis in eastern Pennsylvania, expanding our presence in these markets. Telecommunication products remain an important long-term element of our business; consequently in October, we purchased the Shelter Division assets of Andrew Corporation with factories in Georgia and Kansas, making us the largest producer of communication enclosures in North America.

We continue to make prudent investments to update our facilities throughout the Precast Group. In 2002, the two-year rollout of a modern software system was completed creating a strong foundation for future growth and efficiencies.

Glass

The Glass Group is North America's leading custom fabricator of architectural glass products for non-residential building purposes from 41 operations in 20 states and three Canadian provinces. In 2002, non-residential architectural glass markets weakened significantly. Despite these challenging trading conditions, Glass Group reported only a modest decline in sales and operating profits reflecting the benefits of a programme of internal cost reduction and volume gains.

In July, the Group formed a joint venture with Arpal Aluminum Systems, to supply proprietary blast-mitigation windows and curtain wall systems to US Government agencies worldwide. The new company, Oldcastle-Arpal LLC., combines the geographic reach and laminated glass fabricating capacity of Oldcastle Glass with the patented, energy-absorbing blast-mitigation protective glazing solutions developed by Arpal. This organisation has been selected by the US General Services Administration to supply blast-mitigation window systems for the headquarters of a fedral government building in the metropolitan Washington, D.C. area. Additionally, the Group made a modest investment in branded entrance systems, which further extends its offering of specialised glazing and entrance systems to architects and product specifiers.



The National Collegiate Athletic Association headquarters and Hall of Champions in Indianapolis, Indiana won several masonry and architectural awards for outstanding design. The campus-like complex features brick from Glen-Gery's York plant.

Distribution

Oldcastle Distribution is a distributor of building materials to specialist contractor groups with 117 branches in 26 states and has a major presence in a number of densely populated metropolitan areas. It is the second largest roofing and siding distributor in the US, and a major supplier of "interior" products – gypsum board, acoustical tile and grid, and accessories – in the New York and Boston metropolitan areas. These products are principally supplied to the commercial/office refurbishment market.

The group also distributes specialist construction products (grading supplies, sealants and waterproofing products, etc.) to general and restoration contractors. Good progress was achieved in 2002 with an excellent performance from our heritage operations. Same-branch sales growth was achieved and overall growth was enhanced by acquisitions in Chicago, Los Angeles and northern New Jersey. A significant improvement in operating income resulted largely from improved gross margins and a successful integration of the three acquisitions. Effective use of information technology has played a critical role in optimising profitability and asset management.

The issue of a small number of claims alleging asbestos-related injuries has been dealt with in the Chairman's statement and Chief Executive's review on pages 4 and 7. We believe that the outcome of these claims will not have a material impact on the financial results of this division.

South America

Despite extraordinarily difficult economic conditions in Argentina, our clay products operations achieved strong profit growth in local currency terms as a result of very effective domestic marketing and a growing export business. The Group's glass fabricator in Argentina suffered a substantial decline in sales and operating profits due to the collapse in the commercial construction market. Profits in our Chilean glass operation declined despite aggressive cost reductions due to a challenging construction environment.

Outlook 2003

Construction forecasts for the coming year reflect much the same level of activity as 2002. Given this background, our motivated management team, balanced portfolio of businesses, good geographic spread and effective development efforts should lead to further progress in the coming year.

Activities

Activities	Annualised production volumes	Market leadership positions
Prepackaged concrete mixes *US*	1.9 million tonnes	No.2 in US
Precast concrete products *Canada, US*	2.3 million tonnes	No.1 in US
Concrete masonry, pavers, rooftiles *Canada, US*	6.6 million tonnes	No.1 masonry and paving in US No.1 paving in Canada
Clay bricks, pavers, tiles *Argentina, US*	1.3 million tonnes	No.1 brick producer in northeast US No.1 rooftiles in Argentina No.3 wall and floor tiles in Argentina
Glass fabrication *Argentina, Canada, Chile, US*	13 million square metres	No.1 architectural glass fabricator in US
Roofing, siding and related products *US*	117 branches	No.2 distributor


British Columbia
Alberta
Washington
Oregon
Idaho
Utah
Colorado
California
New Mexic
Arizona
Chile
Argentina

The Products & Distribution Division in the Americas operates mainly in the United States with a growing presence in Canada. The Division comprises four product groups – Architectural Products, Precast, Glass and Distribution – each with leading local and national market positions. In South America, the Division is a major producer of clay products in Argentina and has glass tempering businesses in Argentina and Chile. The Division employs approximately 15,000 people at over 380 locations.


Ontario
Quebec
Maine
Vermont
New Hampshire
Massachusetts
Rhode Island
Connecticut
North Dakota
Minnesota
South Dakota
Wisconsin
Michigan
New York
Pennsylvania
New Jersey
Iowa
Ohio
Illinois
Indiana
West Virginia
Maryland
Virginia
Kansas
Missouri
Kentucky
North Carolina
Tennessee
Oklahoma
South Carolina
Georgia
Alabama
Texas
Louisiana
Florida

Development strategy

To consolidate and expand from existing strong positions ensuring balanced growth across products and regions, focusing on capturing size, IT and best practice benefits; building profitable, safe, environmentally responsible businesses with key strategic advantages.

Architectural Products

- Further develop the clay brick paver and prepackaged concrete mix businesses
- Grow and serve homecentre expansion with a growing array of garden and patio products
- Increase penetration of professional landscape market through the Belgard® product line

Precast

- In-fill geographic coverage through acquisition or greenfield
- Pursue new product and new region opportunities

Glass

- Edge expansion through new products, services and regions
- Manage industry trends through cost control, organic growth and better customer service

Distribution

- Leverage high degree of professionalism to continue growth in profitability
- Pursue focused acquisition strategy as industry consolidates

South America

- Continue focus on cost control and market initiatives in a difficult economic cycle
- Explore export opportunities to augment domestic markets

Product end-use


45%
40%
15%
55%
45%
Infrastructure
Residential
Non-residential
New
RMI



HARRY SHERIDAN

Finance review

Results

The good growth in sales of 3.3%, in operating profits of 2.7% and in profit before tax of 6.6% has been highlighted elsewhere in the Annual Report. Record levels of both earnings and cash earnings per share have also been achieved. The key components of 2002 performance are analysed in Table 1.

Exchange translation effects

The average 2002 euro exchange rate was 5% stronger versus the US Dollar than in 2001 resulting in a net negative profit before taxation translation impact of €28 million. The profit and loss impact of other currency movements during 2002 was not significant.

Incremental impact of acquisitions

The incremental operating profit effect in 2002 of €34 million from acquisitions completed during 2001 principally reflects an additional seven-month contribution from our 25% joint venture investment in the Mashav Group, which owns Nesher Cement, Israel's sole cement producer, together with good contributions from 2001 acquisitions in our Products & Distribution Divisions in Europe and North America. The incremental benefit from 2001 acquisitions in the Americas Materials Division was, as expected, modestly positive despite first-time winter losses at Mount Hope Rock Products which was acquired in April 2001.

The €80 million operating profit impact of acquisitions completed during 2002 principally reflects a strong contribution from the EHL Group, Germany's leading producer of concrete paving and landscape walling products, which was acquired in May. We also benefited from strong initial contributions from Americas Materials Division acquisitions in Iowa, Utah, Idaho and Ohio as well as from deals completed by the Architectural Products and Distribution Groups across their operations in the United States.

Benefits of share issues

The incremental interest income in 2002 arising on the proceeds from the March 2001 Rights Issue amounted to €13 million.

Ongoing operations

In a very difficult year, ongoing operations suffered a decline at the sales and operating profit levels. The most severe setback was experienced by the Americas Materials Division which suffered from unseasonably wet weather in May and June and slower underlying second half demand. The Precast operations in the Americas Products & Distribution Division continued to be affected by the sharp decline in non-residential activity; however, the Architectural Products, Glass and Distribution activities combined reported an increase in operating profit. In Europe the Materials Division reported similar underlying profits before taking account of a €7 million rationalisation charge in its Polish operation. The Europe Products & Distribution Division reported a slight decline in underlying profits which was largely offset by a €3 million reduction in rationalisation costs compared with 2001.

Lower interest rates combined with the benefits of our strong free cash flow resulted

Table 1 Key components of 2002 performance

€ million	2001	Exchange translation effects	Incremental effect in 2002 of acquisitions & investments completed during		Disposed businesses	Benefits of 2001 Rights Issue	Incremental effect in 2002 of rationalisation costs charged in		Ongoing operations	2002
			2001	2002			2001	2002		
Sales	10,444	(390)	436	678	(45)	–	–	–	(329)	10,794
Operating profit	1,020	(38)	34	80	–	–	8	(12)	(44)	1,048
Goodwill amortisation	(61)	2	(6)	(5)	–	–	–	–	–	(70)
Profit on disposals	17	–	–	–	–	–	–	–	(1)	16
Profit before interest	976	(36)	28	75	–	–	8	(12)	(45)	994
Finance costs	(173)	8	(25)	(20)	–	13	–	–	59	(138)
Profit before taxation	803	(28)	3	55	–	13	8	(12)	14	856
Change		-3%	–	+7%	–	+1%	+1%	-1%	+2%	+7%

"Against a difficult market backdrop, the Group has again demonstrated its ability to maintain earnings at record levels while delivering a strong level of free cash flow and an active acquisition programme across its four product divisions. Our US$1 billion Global Bond Issue completed in March 2002, combined with the benefits of the €1.1 billion Rights Issue of March 2001, places CRH in an exceptionally strong position to avail of attractive acquisition opportunities as they arise in our various geographic, product and sectoral markets."

in a strongly positive finance cost impact from ongoing operations.

The strong growth in earnings and cash earnings per share and net dividend over a five and ten-year period are highlighted in Table 2.

Financial indicators

Some key financial indicators which, taken together, are a measure of performance and financial strength are set out in Table 3.

Lower interest rates resulted in further improvement in interest cover measures despite a continued strong acquisition spend. The Group regards interest cover based ratios as more meaningful measures of financial capacity than the ratio of debt to shareholders' funds as they match the earnings and cash generated by a business to the underlying funding costs.

While lower year-end debt levels resulted in a decline in the debt to shareholders' funds ratio compared with 2001, the debt to year-end market capitalisation ratio actually increased reflecting the decline in share price during the course of the year.

The reduction in return on average capital employed since 2000 reflects the challenging trading conditions experienced during 2001 and 2002 together with the impact of the larger acquisitions in recent years which have slightly diluted overall returns on total average capital employed.

The Group's return on average equity in 2002 and 2001 has also been affected by tougher trading conditions and by higher average equity levels following the March 2001 Rights Issue. A continuation of the good level of acquisition activity delivered in recent years should naturally lead to the increased use of the Group's debt capacity and improvements in return on equity.

Cash generation

The strong cash generation characteristics of the Group combined with a favourable translation adjustment, primarily as a result of a weaker US Dollar, resulted in a €184 million decrease in net debt despite spending a total of €1.36 billion on acquisitions, investments and capital projects. Table 4 (overleaf) summarises CRH's cash flows for 2002 and 2001.

The €1 billion spend on acquisitions and investments in 2002 reflects the completion of 45 deals across the Group's operations.

The increased depreciation and amortisation charges reflect the impact of acquisitions completed in 2001 and 2002.

Proceeds from share issues principally reflect the take-up of shares in lieu of dividend under the Company's scrip dividend scheme augmented by issues under Group share option and share participation schemes. The comparative prior year figure reflects the March 2001 Rights Issue, which raised approximately €1.1 billion (net of expenses). Also in 2001 preference shares in a subsidiary company were issued on a non-recourse basis to a financial institution as part of the financing of our 25% investment in Mashav in Israel.

Once again in 2002, control of working capital levels remained a key priority for the Group. More normal US weather patterns in the final quarter resulted in a traditional

Table 2 Compound average growth rates

	5 year	10 year
Sales	21%	21%
Earnings per share	15%	21%
Cash earnings per share	20%	21%
Dividend per share	13%	13%

Table 3 Key financial indicators

	2002	2001	2000
Interest cover, excluding joint ventures			
– EBITDA basis (times)	11.3	8.5	6.7
– EBIT basis (times)	7.3	5.6	4.6
Debt to shareholders' funds ratio (%)	35.7	39.7	83.8
Debt to year-end market capitalisation ratio (%)	27.8	18.3	31.9
Tax as a percentage of pre-tax profit (%)	26.5	27.0	27.8
Return on average capital employed (%)*	13.3	14.0	16.3
Return on average equity (%)*	12.2	12.8	16.6

EBITDA = earnings (profit) before interest, tax, depreciation and goodwill amortisation
EBIT = earnings (profit) before interest and tax (i.e. trading profit)
* *these returns are calculated after charging goodwill amortisation*

seasonal run-down in working capital levels in contrast to 2001 when very favourable conditions resulted in higher than normal year-end working capital. This combined with ongoing intensive efforts at operational level resulted in a working capital reduction for the year as a whole.

Against a challenging market backdrop only essential capital projects were undertaken resulting in a decline in such expenditure for the first time since 1991. Capital expenditure of €367 million represented 3.5% of sales (2001: 4.4%) and amounted to 0.81 times depreciation (2001: 1.04 times).

Taxation payments, which had been favourably impacted in 2001 by timing issues, reverted to more normal levels in 2002.

Exchange rate movements between end-2001 and end-2002 reduced the euro amount of net foreign currency debt by €248 million principally due to the 18% revaluation of the euro against the US Dollar.

Table 4 Cash flow

€ million	2002	2001
Inflows		
Profit before taxation	856	803
Depreciation	456	436
Goodwill amortisation	70	59
Working capital	90	(61)
	1,472	1,237
Outflows		
Taxation	(162)	(79)
Dividends	(135)	(103)
Capital expenditure	(367)	(452)
Other	(21)	(29)
	(685)	(663)
Operating cash flow	787	574
Acquisitions and investments	(992)	(1,080)
Disposals	104	89
Share issues	37	1,108
Issue of preference shares in subsidiary to minority	–	109
Translation adjustment	248	(74)
Decrease in net debt	184	726

Liquid resources

In March 2002, the Group completed a 10 year US$1 billion Global Bond Issue, which substantially extended the maturity profile of the Group's net debt. This Bond Issue, which is rated BBB+ / Baa1 / A-, was significantly over-subscribed and represented a natural progression from previous fundings in the US Private Placement market undertaken by the Group over the period 1992 to 2000.

The Group finished the year in a very strong financial position with 98% of the Group's gross debt drawn under committed term facilities, 95% of which mature after more than one year. In addition, at year-end the Group held €621 million of undrawn committed facilities, which had an average maturity of two years.

The Group holds significant cash balances, which are invested on a short-term basis. At year-end 2002, 96% of the Group's cash, short-term deposits and liquid resources had a maturity of six months or less.

Pensions

Details of the Group's pension schemes and the disclosures required by Financial Reporting Standard 17 – Retirement Benefits (FRS 17) are set out in note 31 to the financial statements. FRS 17, which was issued by the Accounting Standards Board in November 2000, represented a significant change in the method of accounting for pension costs relating to defined benefit pension schemes compared with the previous rules as set out in Statement of Standard Accounting Practice 24 (SSAP 24). A majority of the Group's employees are in defined contribution schemes.

Full implementation of the accounting rules prescribed by FRS 17 has been deferred by the Accounting Standards Board, except for the detailed disclosure required in the notes to the financial statements. The total pension charge for the Group in 2002, computed in accordance with SSAP 24, amounted to €107.9 million (2001: €95.8 million). Under FRS 17, the total pension charge for the year would have been €85.0 million. As at 31st December 2002, the net FRS 17 pension liability of the Group amounted to €130.0 million; this compares with an asset of €119.3 million as at 31st December 2001, and reflects primarily the decline, compared with year-end 2001, in the market value of the equity portion of the assets of the Group's various defined benefit pension schemes. The net liability as at year-end 2002 represents just 2% of the Group's market capitalisation at that date.

Share price

In a very turbulent year for Stock Markets and building materials stocks, the Company's Ordinary Shares traded in the range €11.10 to €20.70. The year-end share price was €11.75 (2001: €19.83). Shareholders recorded a gross negative return (dividends and capital depreciation) of -39% during 2002 following a return of +11% in 2001, -6% in 2000, +47% in 1999 and +43% in 1998.

CRH is one of six building materials companies included in the FTSE Eurotop 300, a market capitalisation weighted index of Europe's largest 300 companies. At year-end 2002 CRH's market capitalisation of €6.2 billion (2001: €10.3 billion) placed it among the top 4 building materials companies worldwide.

Financial risk management

The Board of Directors sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage currency, interest rate and credit risk. The approach to managing risk is set out below. The Group uses financial instruments throughout its businesses: *borrowings, cash and liquid resources* are used to finance the Group's operations; *trade debtors and creditors* arise directly from operations; and *derivatives*, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and to achieve the desired currency profile of borrowings. The Group does not trade in financial instruments nor does it enter into any leveraged derivative transactions.

The Group's policy is to fix interest rates on a proportion of the Group's medium to long-term net debt exposure in individual currencies. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses interest rate swaps to vary this mix and to manage the Group's interest rate exposure. In recent years the Group's target has been to fix interest rates on approximately 50% of Group net debt. At the end of 2002, 52% of the Group's net debt was at interest rates, which were fixed for an average period of 4.9 years. US Dollars accounted for approximately 67% of net debt at the end of 2002 and 44% of the Dollar component of net debt was at fixed rates.

CRH's activities are conducted principally in the local currency of the country of operation and the Group faces currency risk principally on its net assets, most of which are in currencies other than the euro. Currency movements can therefore have a significant effect on the Group's balance sheet when translating these foreign currency assets into euro. The Group's policy is to spread its net worth across the currencies of its different operations so as to limit its exposure to any individual currency. We believe that this is an appropriate policy for an international Group with international shareholders. In order to achieve this the Group manages its borrowings, where practicable and cost effective, to hedge its foreign currency assets. Where possible, hedging is done using direct borrowings in the same currency as the assets being hedged or through the use of other hedging methods such as currency swaps.

The bulk of the Group's net worth is denominated in the world's two largest currencies – the US Dollar and the euro – which accounted for 55% and 32% respectively of the Group's net worth at end-2002.

The strengthening of the euro during 2002 resulted in a negative €514 million currency translation effect on foreign currency net worth mainly arising on US Dollar net assets. This negative effect is stated net of a €248 million favourable translation impact on net foreign currency debt.

Cash deposits and other financial instruments give rise to credit risk on amounts due from counterparties. Credit risk is managed by limiting the aggregate amount and duration of exposure to any one counterparty primarily depending on its credit rating and by regular review of these ratings. The possibility of material loss in the event of non-performance by a counterparty is considered unlikely by management.

Note 20 to the financial statements provides a detailed breakdown of debt, cash and capital employed by currency together with additional treasury-related information.

Interest and currency sensitivity

The Group monitors its exposure to changes in interest and exchange rates by estimating the impact of possible changes on reported profit before taxation and net worth. The Group accepts interest rate and currency risk as part of the overall risks of operating in different economies and seeks to manage these risks by following the policies set out above.

Based on the Group's 2002 year-end level and composition of net debt, an increase in average interest rates of one per cent per annum would result in a decrease in future earnings, before taxation, of €8.3 million per annum (2001: €6.7 million).

A strengthening of the euro by 10% against all the other currencies the Group operates in would, when reported in euro, reduce the Group's year-end 2002 net worth by an estimated €293 million and year-end 2002 net debt by €163 million.

Legal proceedings

Group companies are parties to various legal proceedings, including some in which claims for damages have been asserted against the companies. The final outcome of all the legal proceedings to which Group companies are party cannot be accurately forecast. However, having taken appropriate advice, we believe that the aggregate outcome of such proceedings will not have a material effect on the Group's financial condition, results of operations or liquidity.

Summary

Against a difficult market backdrop, the Group has again demonstrated its ability to maintain earnings at record levels while delivering a strong level of free cash flow and an active acquisition programme across its four product divisions. Our US$1 billion Global Bond Issue completed in March 2002, combined with the benefits of the €1.1 billion Rights Issue of March 2001, places CRH in an exceptionally strong position to avail of attractive acquisition opportunities as they arise in our various geographic, product and sectoral markets.

Environmental review

The CRH environmental policy

The CRH environmental policy requires all our location managers to:

- comply with all applicable environmental legislation
- continuously improve environmental stewardship in line with best industry practice
- optimise the use of energy and material resources and
- be good neighbours in every community in which we operate.

Implementation of the policy

Environmental stewardship is a daily key priority of line management in all our activities, and this line of environmental responsibility continues right up to CRH Board level. Achieving all our environmental policy objectives every day at every one of our locations is an extremely challenging task, but is our objective. Additionally, an internal network of Environmental Liaison Officers (ELOs) in the operating companies provides regular technical advice and support to line management, always recognising increasingly complex legislative demands and rising stakeholder expectations. At the end of each year, these ELOs assist the Group Technical Advisor in internally reviewing environmental performance throughout the Group and the results are reported to the CRH Board.

Maintaining compliance

The 2002 review again confirmed a high degree of compliance right across our locations. A number of non-compliances were noted, many of which were of an administrative nature; all have been or are being proactively resolved to the satisfaction of the respective permitting authorities. In Ireland a situation involving unauthorised illegal dumping of waste by third parties on Roadstone Dublin's Blessington site is under investigation.

All acquisitions during the year were subjected to specific environmental due diligence, and were subsequently integrated into the ELO review structure. Additionally, over 250 of our locations have opted for ISO 14001 independent certification of their environmental management systems. For example, Ibstock achieved ISO14001 certification at all 24 of its brick plants, twice as many as the rest of the UK brick industry put together.

Investing in the environment

In 2002, we continued with a significant €28 million further investment in a wide range of environmental improvements across all our activities and countries of operation. These investments improved and modernised production processes, reducing air and dust emissions, reducing water usage and discharges, reducing noise and waste, moving us towards best industry practice in all those areas. As an outstanding example, Tilcon Connecticut won a Globe Award from the American Road and Transportation Builders Association for its innovative stormwater retention system at its flagship North Branford Quarry (picture 1). In parallel,



1. North Branford Stormwater Retention and Remediation Basin Project



2. Motorway acoustic walls, La Rochelle, France

"We continue to strive for best practice in environmental stewardship at all our operating locations worldwide. In 2002, we again achieved good progress in the context of challenging environmental legislation and increasing stakeholder expectations. Our overall sustainability performance received positive recognition by several leading rating agencies."

environmental developments drive product innovation. For example, BMI supplied motorway acoustic walls at La Rochelle, France, with excellent architectural features and engineered sound-dampening properties (picture 2). The US Precast Group was acclaimed by the New York City Partnership for the affordability, speed of construction and ground-breaking energy conservation of the Melrose Commons development in South Bronx, New York City (picture 3).

Optimising resources

We recycled eight million tonnes of demolition materials and four million tonnes of asphalt pavement materials, equivalent to over 4% and 10% of our production of aggregates and asphalt respectively. We additionally recycled four million tonnes of fly-ash, slag and other secondary materials into our processes and products, again adding value to materials that would otherwise go to landfill. Some 380 of our locations recycled water, enabling conservation of valuable water resources. We restored or landscaped another 390 hectares (975 acres) of worked-out quarries and pits and planted another 220,000 trees, demonstrating our longer-term commitment to return these areas to nature. For example, in Finland, Lohja Rudus restored, landscaped and planted the worked-out Sandudden Pits, creating an acclaimed nature reserve, later chosen for a multi-art event "Recovery: Earth – Air – Water 2002" (picture 4).

Climate change challenges

CRH was a sponsor of the WBCSD (The World Business Council for Sustainable Development) Study on the Sustainability of the Cement Industry, published in July 2002, and is already following its sustainability guidelines. Compared with the generally quoted baseline year of 1990, the overall Group CO_2 (carbon dioxide) emissions per tonne of cement have declined steadily, and will continue to do so. This is being achieved through successive plant optimisations, and increasing use of secondary raw materials and fuels where permitted. Our seawater magnesia, lime, lightweight aggregates and clay brick plants have also made considerable strides in per unit CO_2 reductions over the same timescale. CRH strongly believes that voluntary industry agreements will be the best means of achieving CO_2 reductions when internationally mandated, and would regard energy taxation as an inappropriate means of achieving those goals.

Being a good neighbour

We acknowledge that our activities, if mismanaged, can be locally intrusive, and accordingly good neighbour relationships continue to be a daily priority. Our businesses are essentially local, and therefore always rely on the goodwill and trust of our neighbours. Accordingly, we maintain a progressive policy of fostering communications and plant open days for neighbours, students and interested stakeholders, particularly at our larger

3. Melrose Commons development, South Bronx, New York City



4. Restored Sandudden Pits, Finland



Materials locations in both Europe and in the US. These open days, together with ongoing support for innumerable well-focused local community initiatives, have been acclaimed by many local and industry organisations and continue to yield positive results.

Awards and recognitions

Our environmental initiatives received many accolades in 2002. In Ireland, Roadstone Provinces and John A. Wood won a total of six "Green Aggregates" awards from the Irish Concrete Federation. In Northern Ireland, R.J. Maxwell won three awards from the Quarry Products Association. In Britain, Forticrete was nominated as "Construction Product Manufacturer of the Year". In Poland, both the Ożarów and Rejowiec cement plants won the coveted "Cleaner Production" diplomas for good environmental stewardship from the Ministry of Environmental Protection. In Switzerland, IFF AG and Gysi, both part of the Jura group, received "Foundation for Nature and Industry" awards from the Ministry of the Environment and the Sand & Gravel Association for excellence in pit restoration. In the US, the Materials Group had a record year in winning a total of 17 high-ranking awards from the National Stone, Sand & Gravel Association, and a total of 63 awards from the National Asphalt Pavement Association. The winning companies included Pike Industries, the New York State Group, Tilcon NY, Tilcon CT, Pennsy Supply, Thompson-McCully, as well as the Mountain, Northwestern and Southwestern groups. In Argentina, Cerro Negro was one of the first companies in its sector to receive a "*Certificado de Aptidud Ambiental*" recognising its superior environmental performance.

Our sustainability performance, as assessed by leading rating agencies

Member of Dow Jones Sustainability Indexes

ASPI ARESE SUSTAINABLE PERFORMANCE INDICES

CRH was re-elected to one of the leading Sustainability Indicators, the Dow Jones Sustainability Index, in October 2002, and in March 2003 was promoted to sector sustainability leader. Their assessment of us was:

"CRH has an excellent sustainability score and is clearly positioned as the leader in its industry. This is illustrated through CRH's strong capabilities in dealing with corporate sustainability in all three dimensions. In the economic dimension, CRH scores well above the industry average with a clear outperformance in corporate governance and customer relationship management. CRH's management capabilities in the environmental dimension are very strong compared to the industry. Its environmental policy is centrally monitored by the Group Technical Advisor and implemented, in a decentralised manner, by its Environmental Liaison Officers who provide technical support for line managers around the globe. In addition, CRH's performance in the social dimension is outstanding, with its management paying close attention to human resources and organisational learning."

CRH was re-elected to the French ARESE Index in October 2002, and the following are some extracts from its corporate sustainability profile of CRH:

"The corporate governance policy of CRH remains the best practice of the sector. The environmental policy is based on compliance. The internal environmental reporting is consistent and comprehensive. The community relationships are based on engagement of the (local) company in the good neighbour principles."

CRH was elected to the New York-based Innovest Index in October 2002, and given an "AAA" rating by them. Their assessment of us was:

"CRH has a superior sustainability strategy that includes environmental protection, effective corporate governance, strong health and safety standards, and developing a highly motivated and productive workforce. In the face of increasing regulation and growing market demand for greater corporate responsibility, this strategy is likely to enhance the company's reputation and competitive position."

"Appropriate human resource strategies and policies are fundamental to the effective implementation of CRH's worldwide development strategy."

Human resources

Our 'performance and growth' commitment to our shareholders applies equally to all stakeholders in our business. Our human resource policies provide a framework within which employees can contribute effectively to deliver on this commitment for the business, its customers, the communities in which we operate and for themselves through job satisfaction and personal career development.

Human resource principles and policies

CRH is a rapidly expanding organisation and takes the associated responsibilities very seriously. Our policy is to acquire only businesses that are operated professionally and which provide a platform for further growth by ethical means. We are strongly aware of the need to respect the rights of employees and to manage our business interests in a fair and honourable manner. In addition to being the only acceptable way to operate, this makes sound commercial sense.
CRH recognises its obligations as an international business and aims to meet them in all areas of our activity. Our employment policies demand a respect for Human Rights and full compliance with the laws of each country within which we operate. In many locations, our practices exceed local requirements. We provide a work environment free of any form of discrimination, where equality of opportunity is fostered, diversity valued and where merit is the sole basis on which selection decisions are made.

We value the benefits provided by our geographical spread, cultural diversity and decentralised structure and profit from them in meeting the day-to-day challenges of our business.

Linking performance objectives to our people

The competitive advantage that flows from our decentralised structure is released through the empowerment of skilled business leaders in each business unit across the Group. It is the application of their energy and commitment that achieves our business targets. Consequently, our management practices, remuneration structures and operating philosophies are designed with this in mind. We continue to maintain only a small, lean, central organisation that provides specialist input as required and facilitates effective best practice sharing.

Leadership development and training

The rapidly evolving business environment demands that people at all levels in our organisation are trained and developed to meet the changing business conditions.

We approach training and development from three distinct perspectives:

◦ Each business unit provides a range of programmes focused on 'performance now' and building competence for the future. Programmes include operational excellence, health and safety, technical mastery and

Participants attending the European Works Council Meeting 2002 in Helsinki, Finland.


LOHJA RUDUS
91

management development. The objective is to ensure that each business unit satisfies its own needs while identifying talent with potential for further development.

◦ At Divisional level, the primary focus is on Leadership Development. Internally designed Leadership Development Programmes delivered by a combination of the Group's senior management and lecturers from world-class institutions form the core of development of high potential talent. These programmes are supported through mentoring, on-the-job coaching, project work and traditional classroom training.

◦ At Group level, programmes attended by selected senior leaders from across all regions focus on our business strategy, operating philosophy and organisational culture. The aim is to ensure that CRH philosophy and approach to business is developed, understood and applied throughout our increasing range of business units and markets.

Our robust succession planning process identifies key talent upon whom the continued success of the Group will be based. These people are prioritised for inclusion in our Leadership Development initiatives.

In 2002, we piloted new and innovative approaches to Leadership Development and extended the number, range and scope of our programmes. We plan to increase these further in 2003.

Communication and employee involvement

To achieve success, CRH depends on the commitment of its staff at all levels and in all locations. One element of our approach to building commitment is communication. A range of communication tools and forums are employed to aid communication. Regular internal newsletters feature in many of our business units ensuring that employees understand the plans, successes and challenges of their business. The Group annually produces a bulletin for employees that details developments and changes in the Group throughout the previous 12 months. This is produced in six languages and is available to all employees.

Our intranet continues to develop and eases communication and sharing of information amongst those with ready computer access. We actively promote its use throughout the Group and envisage its further advancement in the coming years.

In Europe, the CRH Euroforum provides an annual platform for employee representatives to consult with CRH on a range of issues of mutual interest. Works Councils

Left: Lynn McWatters of Farrans discusses a career in construction with local school girls.

Below: Participants attending a CRH Leadership Development Programme in Noordwijkerhout, Netherlands.





exist in many of our businesses where consultation on local matters takes place.

CRH and the community

CRH is deeply involved with the communities in which we are located throughout Europe and the Americas.

Our involvement varies widely and its focus is driven by the leadership of our business in each location. As a minimum, we ensure that the needs and views of the community are taken into consideration where our daily operations impact on those immediately in the vicinity of our businesses. In very many cases, our involvement extends far further.

Below: In the US, Tilcon employees raised funds to help replace the Salvation Army's Canteen truck.

Right: Safety awards being presented at Oldcastle Glass Group's annual management meeting.

We support and sponsor many local worthy initiatives, provide support in a variety of forms to a wide range of schools and colleges as well as contributing to selected charities working in the communities in which we operate. We are committed to continuing with this approach and being a welcome corporate neighbour.

Health and safety

We provide a safe working environment. Responsibility for safety lies with each and every person working in all of our locations. We recognise the risks inherent in our different businesses and provide extensive risk awareness and risk avoidance training. Where incidents occur they are rigorously investigated to ensure there can be no repetition. Lessons learned are shared across the Group through a network of safety specialists and operations experts. Safety performance is diligently measured and reported at every location. There is no acceptable level of accidents and we maintain a constant drive to achieve the safest possible operating methods. Senior management and the CRH Board regularly review our performance in this crucial area and take action wherever necessary.

Business ethics

Financial scandals in many major businesses rocked confidence in world markets throughout 2002. We believe our adherence to the strong, straightforward ethical principles contained in our code of conduct for employees, the open and forthright philosophy of our business leadership wherever we trade, and a fundamental conservatism in our approach to business, has stood us in good stead. By balancing entrepreneurial drive with prudent operating practices we aim to perform and grow at levels to satisfy the most demanding stakeholder.


THE SALVATION ARMY





Left to right

T.W. Hill BA, MBA
Chief Executive Officer, Oldcastle Materials

Tom Hill joined CRH in 1980. He was appointed President of Oldcastle Materials, Inc. in 1991 and became its Chief Executive Officer in January 2000. A US citizen, he is responsible for the Group's US aggregates, asphalt and readymixed concrete operations. He was appointed a CRH Board Director with effect from 1st January 2002. (Aged 46).

A. O'Brien* FCMA, FCIS

Tony O'Brien became a non-executive Director in 1992. He is Chairman of C&C Group plc. He was formerly Chairman of Anglo Irish Bank Corporation plc and is a past President of The Irish Business and Employers Confederation. (Aged 66).

D. Dey*

David Dey became a non-executive Director in 1995. After a long career with IBM Corporation, he served as Managing Director of a division of Plessey PLC and subsequently as Managing Director of a major subsidiary of BT PLC. He was also a main board director of both companies. He is Chairman of TfB Group Limited and a director of Scottish Amicable plc. (Aged 65).

W.I. O'Mahony BE, BL, MBA, FIEI
Chief Executive

Liam O'Mahony joined CRH in 1971, prior to which he worked as a civil engineer in Ireland and the UK. He has held senior management positions including Chief Operating Officer of US operations and Managing Director, Republic of Ireland and UK Group companies. He joined the CRH Board in 1992, was appointed Chief Executive, Oldcastle, Inc. in November 1994 and was appointed Group Chief Executive with effect from 1st January 2000. (Aged 56).

P.J. Molloy*
Chairman

Pat Molloy became Chairman of CRH in 2000 having been a non-executive Director since 1997. He is Chairman of the Blackrock Clinic and Enterprise Ireland and a director of Waterford Wedgwood plc. He retired as Group Chief Executive of Bank of Ireland in January 1998. (Aged 64).

J.L. Wittstock BBA, CPA, MBA
Chief Executive Officer,
Oldcastle Products & Distribution

John Wittstock joined CRH in 1990 with the acquisition of HGP Industries. Prior to joining HGP, he worked in the brewing and food industries. He became Chief Executive Officer of Oldcastle Products & Distribution in January 2000. A US citizen, he is responsible for the Group's precast, architectural products, glass and distribution operations in the Americas. He was appointed a CRH Board Director with effect from 1st January 2002. (Aged 53).

B.T. Alexander*

Barbara Alexander became a non-executive Director in 1999. A US citizen, she had a long career as a leading building sector analyst and investment banker. She retired as a Managing Director of UBS Warburg, New York in 1999 and is currently a Senior Advisor with that organisation. She is a director of Centex Corporation, Harrah's Entertainment, Inc., an Executive Fellow of the Joint Center for Housing Studies at Harvard University, a past Chairman of the Board of Directors of that group and a member of that Board's Executive Committee. (Aged 54).

D.M. Kennedy* MSc

David Kennedy became a non-executive Director in 1989. He is a director of a number of companies in Ireland and overseas, including Jurys Doyle Hotel Group plc, Bon Secours Health System Limited, The Manchester Airport Group plc and Chairman of Drury Communications Ltd and Bank of Ireland Life p.l.c. He was formerly Chief Executive of Aer Lingus plc. (Aged 64).

B.G. Hill BE, CEng, FIMechE, MEngSc, MBA
Group Managing Director,
CRH Europe Products & Distribution

Brian Hill joined CRH in 1971 and has worked in senior management positions in Ireland, the UK and Mainland Europe. He became a CRH Board Director in 1990 and was appointed to his current position in 1998. Based in the Netherlands, he is responsible for managing and developing the Group's products and distribution businesses throughout Europe. (Aged 58).


115

Pictured during a visit to Tilcon New York's Mount Hope Quarry in September 2002

W.P. Roef*

Wil Roef became a non-executive Director in 1995. A Dutch national, he is a former Chief Executive Officer of Desseaux nv and a former member of the management board of DLW ag in Germany. He has served on the Supervisory Board of CRH Nederland bv since 1990. (Aged 65).

H.E. Kilroy*

Howard Kilroy became a non-executive Director in 1995. He is a director of Smurfit-Stone Container Corporation and Arnotts plc. (Aged 66).

B.E. Griffin BSc
Managing Director, CRH Europe Materials

Brian Griffin joined CRH in 1969. Before joining the Group he worked in the engineering and mining industries in the UK and Africa. He has held a number of senior management positions within the Group, including Managing Director of Irish Cement Limited. He was appointed Managing Director of CRH Ireland in 1994, joined the CRH Board in 1996 and became Managing Director of CRH Europe Materials in 1998. He retired from this position and from the CRH Board on 31st January 2003. (Aged 60).

K. McGowan*

Kieran McGowan became a non-executive Director in 1998. He retired as Chief Executive of IDA Ireland in December 1998. He is a director of a number of companies including Elan Corporation plc, Enterprise Ireland and Irish Life & Permanent plc. (Aged 59).

H.P. Sheridan BComm, MBA, FCA
Finance Director

Harry Sheridan joined CRH in 1967. Prior to this he worked in the motor industry and in a professional accountancy practice. He held various senior management positions in the financial area of the Group and was appointed Finance Director in 1987. He is a former President of the MBA Association. He is Chairman of Gartmore Irish Growth Fund PLC and a director of The Irish Stock Exchange Limited. (Aged 59).

D. Godson* BE, MIE, FIEI

Don Godson joined CRH in 1968. He was appointed to the CRH Board in 1980 and became Group Chief Executive in 1994, a position he held until the end of 1999. He is Chairman of Project Management Limited and is also a director of Allied Irish Banks plc, C&C Group plc and the Graduate School of Business UCD. (Aged 63).

Board Committees

Acquisitions
P.J. Molloy, *Chairman,*
D. Dey, D. Godson,
D.M. Kennedy, K. McGowan,
W.I. O'Mahony, H.P. Sheridan

Audit
K. McGowan, *Chairman,*
D. Dey, D. Godson,
D.M. Kennedy, H.E. Kilroy

Finance
P.J. Molloy, *Chairman,*
A. O'Brien, W.I. O'Mahony,
H.P. Sheridan

Nomination
P.J. Molloy, *Chairman,*
B.T. Alexander, H.E. Kilroy,
A. O'Brien, W.I. O'Mahony,
W.P. Roef

Remuneration
P.J. Molloy, *Chairman,*
B.T. Alexander, H.E. Kilroy,
A. O'Brien, W.P. Roef

Senior Independent Director
A. O'Brien

*Non-executive

Corporate governance

The Directors are committed to maintaining the highest standards of corporate governance and this statement describes how CRH applies the Principles of Good Governance set out in section 1 of the Combined Code, derived by the Committee on Corporate Governance from the Committee's Final Report and from the Cadbury and Greenbury Reports.

Board composition

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. At present, there are five executive and nine non-executive Directors. One non-executive Director is a former executive of the Company. Biographical details are set out on pages 36 and 37. All of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary to enable them to discharge their duties. There is a formal schedule of matters reserved to the Board for consideration and decision but other matters are delegated to Board Committees. Membership of the Committees is set out on page 37.

The *Acquisitions Committee* has the power to approve acquisitions and capital expenditure projects within limits agreed by the Board.

The *Audit Committee,* which comprises only non-executive Directors, meets a minimum of five times per year. Its brief is to review the interim and annual financial statements, internal control matters and the scope and effectiveness of internal and external audit. The Finance Director and Internal Audit Director normally attend meetings of the Committee, while the external auditors attend as required and have direct access to the Committee Chairman at all times.

The *Finance Committee* advises on financial and accounting policies and practices.

The *Nomination Committee* advises the Board on all Board appointments.

The *Remuneration Committee,* which consists solely of non-executive Directors, determines the Group's policy on executive remuneration and considers and approves salaries and other terms of the remuneration package for the executive Directors.

Senior Independent Director Mr. A. O'Brien was appointed as the Senior Independent Director with effect from 27th February 2002.

Directors' remuneration

The Board's report on Directors' remuneration is set out on pages 42 to 47.

Communications with shareholders

Communications with shareholders are given high priority and there is regular dialogue with institutional shareholders, as well as presentations at the time of the release of the annual and interim results. The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Form 20-F, which is filed annually with the US Securities and Exchange Commission, and copies of presentations to analysts and investors. News releases are made available, in the News & Media section of the website, immediately after release to the Stock Exchanges.

The Company's Annual General Meeting affords individual shareholders the opportunity to question the Chairman and the Board. In addition, the Company responds throughout the year to numerous letters from shareholders on a wide range of issues.

Internal control

The Directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Directors confirm that the Group's ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull guidance (*Internal Control: Guidance for Directors on the Combined Code*, published in September 1999). The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is regularly reviewed by the Board.

Group management has responsibility for major strategic development and financing decisions. Responsibility for operational issues is devolved, subject to limits of authority, to product group and operating company management. Management at all levels is responsible for internal control over the respective business functions that have been delegated. This embedding of the system of internal control throughout the Group's operations ensures that the organisation is capable of responding quickly to evolving business risks, and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

The Board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the Group are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the Audit Committee meets with internal auditors on a regular basis and satisfies itself as to the adequacy of the Group's internal control system. The Audit Committee also meets with and receives reports from the external auditors. The Chairman of the Audit Committee reports to the Board on all significant issues considered by the Committee and the minutes of its meetings are circulated to all Directors.

The Directors confirm that they have conducted an annual review of the effectiveness of the system of internal control up to and including the date of approval of the financial statements. This had regard to the processes for identifying the principal business risks facing the Group, the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

Going concern

After making enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Compliance

The Directors confirm that the Company has complied throughout the accounting period with all of the provisions set out in section 1 of the Combined Code.

Directors' report

The Directors submit their report and financial statements for the year ended 31st December 2002.

Accounts and dividends

Group turnover at €10,794 million was 3.3% higher than in 2001. Group profit on ordinary activities before taxation amounted to €856 million, an increase of €53 million (6.6%) on the previous year. Group profit after taxation increased by 7.3%. Basic earnings per share amounted to 119.22c compared with 115.32c in the previous year, an increase of 3.4%.

An interim dividend of 7.43c (2001: 6.75c) per share was paid in November 2002. It is proposed to pay a final dividend of 17.97c per share on 12th May 2003 to shareholders registered at close of business on 14th March 2003. The total dividend of 25.40c compares with a dividend of 23.00c in 2001, an increase of 10.4%. Shareholders will have the option of receiving new shares in lieu of cash dividends.

The retained profit for the year amounted to €490 million.

The financial statements for the year ended 31st December 2002 are set out in detail on pages 50 to 81.

Books and records

The Directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act, 1990, are kept by the Company. To achieve this, the Directors have appointed appropriate accounting personnel, including a professionally qualified Finance Director, in order to ensure that those requirements are met.

The books and accounting records of the Company are maintained at the principal executive offices located at Belgard Castle, Clondalkin, Dublin 22.

Business review

The Group spent €1 billion on business expansion in 2002 with a total of 45 acquisitions completed during the year. The most significant of these deals were completed in May: the EHL Group, market leader in Germany in concrete paving and landscape walling products, and the operations of US Aggregates, Inc., in the western and southern United States.

Outlook 2003

The outlook for 2003 is against a background of great uncertainty. There are continuing terrorist outrages, instability in Iraq and the Middle East, oil prices remain high and world economic performance is sluggish at best. Markets are likely to remain difficult for the immediate future.

However CRH is well positioned in the vast majority of its markets, and while there are risks, there are also opportunities. We have worked in recent years to restructure individual businesses, where appropriate, to enable them to compete effectively. With a strong focus on cost control, optimising cash flow by rigorous management of working capital and capital expenditure, and a uniquely strong balance sheet, we are well positioned to further develop the Group through a continuing programme of acquisitions where we see value and good strategic fit. We remain committed to our twin goals - performance and growth.

Disapplication of pre-emption rights

A special resolution will be proposed at the Annual General Meeting to renew the Directors' authority to disapply statutory pre-emption rights in relation to allotments of shares for cash. In respect of allotments other than for rights issues to ordinary shareholders and employees' share schemes, the authority is limited to Ordinary/Income Shares having a nominal value of €8,912,000, representing 5% approximately of the issued Ordinary/Income share capital at 3rd March 2003. This authority will expire at the conclusion of the Annual General Meeting in 2004.

Purchase of own shares

Special resolutions will be proposed at the Annual General Meeting to authorise the Company, or any of its subsidiaries, to purchase up to 10% of the Company's Ordinary/Income Shares and to subsequently re-issue shares purchased and not cancelled.

Board of Directors

Mr. B.E. Griffin retired from the Board on 31st January 2003.

Ms. B.T. Alexander and Mr. D. Dey retire from the Board by rotation at the Annual General Meeting on 7th May 2003 and do not seek re-election. Mr. D. Godson and Mr. H.P. Sheridan retire from the Board by rotation and, being eligible, offer themselves for re-election.

Corporate governance

Statements by the Directors in relation to the Company's appliance of corporate governance principles, compliance with the Combined Code, the Group's system of internal controls and the adoption of the going concern basis in the preparation of the financial statements are set out on pages 38 and 39.

The report on Directors' remuneration is set out on pages 42 to 47.

Substantial holdings

As at 3rd March 2003 the Company had received notification of the following interests in its Ordinary share capital:

Name	Holding	%
Bank of Ireland Nominees Limited	42,325,124	8.07
Putnam Investment Management, LLC and The Putnam Advisory Company, LLC	24,841,628	4.73
The Capital Group Companies, Inc. and its affiliates	26,648,656	5.08

Each of the above states that these shares are not beneficially owned by them.

Safety, Health and Welfare at Work Act, 1989

CRH pursues an active policy of providing safe systems of work and safety training for its employees worldwide and safety performance is regularly reported on to the Board. The above Act imposes certain obligations on employers and appropriate measures have been taken to ensure that health and safety standards are complied with at all relevant locations and that all relevant Group companies meet the requirements of the Act.

Subsidiary and joint venture undertakings

The Group has over 700 subsidiary and joint venture undertakings. The principal ones as at 31st December 2002 are listed on pages 92 to 94.

Auditors

The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office and a resolution authorising the Directors to fix their remuneration will be submitted to the Annual General Meeting.

Annual General Meeting

Your attention is drawn to the letter to shareholders and the Notice of Meeting enclosed with this report which set out details of the matters to be considered at the Annual General Meeting.

On behalf of the Board,

P.J. Molloy, W.I. O'Mahony, Directors
3rd March 2003

Report on Directors' remuneration

The Remuneration Committee

The *Remuneration Committee* of the Board consists solely of non-executive Directors of the Company. The terms of reference for the *Remuneration Committee* are to determine the Group's policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals. The Chairman's remuneration is decided in the absence of the Chairman. Membership of the *Remuneration Committee* is set out on page 37.

Remuneration policy

CRH is an international group of companies, with activities in 22 countries. Our policy on Directors' remuneration is designed to attract and retain Directors of the highest calibre who can bring their experienced and independent views to the policy, strategic decisions and governance of CRH.

In setting remuneration levels, the *Remuneration Committee* takes into consideration the remuneration practices of other international companies of similar size and scope. Executive Directors must be properly rewarded and motivated to perform in the best interest of the shareholders. The spread of the Group's operations requires that the remuneration packages in place in each geographical area are appropriate and competitive for that area.

Performance related rewards, based on measured targets, are a key component of remuneration. CRH strategy of fostering entrepreneurship in its regional companies requires well designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a cash incentive bonus, a contributory pension scheme and participation in the share option plan. It is policy to grant options to key management to encourage identification with shareholders' interests and to create a community of interest among different regions and nationalities.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are approximately 4,300 employees of all categories who are shareholders in the Group.

Executive Directors' remuneration

Basic salary and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, company performance, step changes in responsibilities and competitive market practice in the area of operation. Employment related benefits relate principally to the use of company cars for Europe-based Directors and to medical/life assurance for US-based Directors. No fees are payable to executive Directors.

Performance related cash incentive plan

The executive Directors' cash incentive plan for 2002, under which a bonus could be paid up to a maximum of 60% of basic salary for Europe-based Directors and 90% for US-based Directors for meeting clearly defined and stretch profit targets and strategic goals, comprised five separate components, based on annual and rolling three-year performance targets.

The two components related to annual performance were:

(i) Individual performance: Strategic priorities and action plans were agreed at the start of the year, and quantified where possible. The maximum award was 10% of basic salary.
(ii) Regional and/or Group profitability: Challenging targets generally in excess of budget were set for the year. The maximum award for this component was 25% of basic salary for Europe-based Directors and 55% for US-based Directors.

The three components related to rolling three-year performance, under which the total maximum earnings potential was 25% of basic salary for the year, were as follows:

(iii) Earnings per share growth targets.
(iv) Return on net assets targets.
(v) Total shareholder returns relative to an independently selected group of international peers.

In addition, the Chief Executive has a special long-term incentive plan under which targets have been set for a five-year period. Exceptionally challenging goals have to be achieved in respect of total shareholder returns by comparison with a peer group, growth in earnings per share and the strategic development of the Group. The total maximum earnings potential is 40% of average basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period.

Share option scheme

Under the terms of the share option scheme approved by shareholders on 3rd May 2000, two types of options are available subject to different performance conditions as set out below:

(i) Exercisable only when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(ii) Exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.

The percentage of share capital which can be issued under the scheme and individual grant limits comply with institutional guidelines. Subject to satisfactory performance, options are expected to be awarded annually, ensuring a smooth progression over the life of the share option scheme. Grants of share options are at the market price of the Company's shares at the time of grant, and are made after the final results announcement ensuring transparency.

Non-executive Directors' remuneration

The remuneration of non-executive Directors is determined by the Board of Directors as a whole. The fees paid to non-executive Directors are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company's affairs and reflect the time and travel demands of their Board duties.

Pensions

Pensions for executive Directors are calculated on basic salary only (no incentive or benefit elements are included).

Europe-based Directors participate in a defined benefit plan designed to provide two-thirds of salary at retirement for full service. There is provision for these executive Directors to retire at 60 years of age and, in the case of the Chief Executive, to retire on completion of five years in the role of Chief Executive.

US-based Directors participate in a funded Internal Revenue Service (IRS) approved plan in respect of basic salary up to US$200,000, and in an unfunded Supplemental Executive Retirement Plan (SERP) in respect of basic salary in excess of US$200,000. Both these plans are defined contribution plans.

Since 1991, it has been your Board's policy that non-executive Directors do not receive pensions. A defined benefit scheme was in operation prior to 1991 in which one current non-executive Director still participates.

Directors' service contracts

No executive Director has an employment contract extending beyond twelve months.

Directors' remuneration and interests in share capital

Details of Directors' remuneration charged against profit in the year are given on page 44. Details of individual remuneration and pension benefits for the year ended 31st December 2002 are given on page 45. Directors' share options and shareholdings are shown on page 46 and page 47 respectively.

Directors' remuneration

Notes		2002 €'000	2001 €'000
	Executive Directors		
	Basic salary	**3,542**	2,150
	Cash incentive bonus	**1,386**	857
	Pension fund contributions	**760**	533
	Benefits	**106**	73
	Other remuneration	**-**	11
1		**5,794**	3,624
2	Provision for Chief Executive long-term incentive plan	**364**	336
	Total executive Directors' remuneration	**6,158**	3,960
	Average number of executive Directors	**6**	4
	Non-executive Directors		
	Fees	**369**	355
	Other remuneration	**353**	359
1	Total non-executive Directors' remuneration	**722**	714
	Average number of non-executive Directors	**9**	9
3	Payments to former Directors	**106**	101
	Total Directors' remuneration	**6,986**	4,775

Notes to Directors' remuneration

1 See analysis of 2002 remuneration by individual on page 45.

2 As set out on page 43, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals. While a provision is made, there is no commitment to any payment until after employment to the full term has been completed.

3 Consulting and other fees paid to a number of former Directors.

Individual remuneration for the year ended 31st December 2002

	Basic salary and fees	Incentive bonus (i)	Pension contributions	Other remuneration (ii)	Benefits (iii)	Total 2002	Total 2001
	€'000	**€'000**	**€'000**	**€'000**	**€'000**	**€'000**	€'000
Executive Directors							
B.E. Griffin	**468**	**182**	**116**	**-**	**21**	**787**	750
B.G. Hill	**468**	**220**	**116**	**-**	**18**	**822**	684
T.W. Hill (iv)	**624**	**248**	**94**	**-**	**12**	**978**	-
W.I. O'Mahony	**910**	**309**	**226**	**-**	**21**	**1,466**	1,420
H.P. Sheridan	**490**	**167**	**121**	**-**	**19**	**797**	770
J.L. Wittstock (iv)	**582**	**260**	**87**	**-**	**15**	**944**	-
	3,542	**1,386**	**760**	**-**	**106**	**5,794**	3,624
Non-executive Directors							
B.T. Alexander	**41**	**-**	**-**	**12**	**-**	**53**	49
D. Dey	**41**	**-**	**-**	**12**	**-**	**53**	49
D. Godson	**41**	**-**	**-**	**12**	**-**	**53**	49
J.J. Hayes (v)	**-**	**-**	**-**	**-**	**-**	**-**	42
D.M. Kennedy	**41**	**-**	**-**	**21**	**-**	**62**	59
H.E. Kilroy	**41**	**-**	**-**	**12**	**-**	**53**	49
K. McGowan	**41**	**-**	**-**	**20**	**-**	**61**	57
P.J. Molloy	**41**	**-**	**-**	**229**	**-**	**270**	250
A. O'Brien	**41**	**-**	**-**	**12**	**-**	**53**	49
W.P. Roef	**41**	**-**	**-**	**23**	**-**	**64**	61
	369	**-**	**-**	**353**	**-**	**722**	714

(i) **Incentive bonus** Under the executive Directors' cash incentive plan for 2002, a bonus is payable for meeting clearly defined and stretch profit targets and strategic goals. The structure of the 2002 incentive plan is set out on page 43.

(ii) **Other remuneration** Includes remuneration for Chairman and for Board Committee work.

(iii) **Benefits** These relate principally to the use of company cars for Europe-based Directors and to medical/life assurance for US-based Directors.

(iv) Mr. T.W. Hill and Mr. J.L. Wittstock became Directors on 1st January 2002.

(v) Mr. J.J. Hayes retired on 9th May 2001.

Pension entitlements - defined benefit

Pension benefits earned by Directors during the year and the accumulated total accrued pension at 31st December 2002 were as follows:

	Increase in accrued pension during 2002 (i)	Transfer value of increase (ii)	Total accrued pension at year-end (iii)
	€'000	**€'000**	**€'000**
Executive Directors			
B.E. Griffin	**19**	**300**	**323**
B.G. Hill	**14**	**207**	**300**
W.I. O'Mahony	**25**	**360**	**571**
H.P. Sheridan	**15**	**224**	**326**
Non-executive Director			
D.M. Kennedy	**1**	**11**	**13**

(i) The increase in accrued pension during the year excludes inflation.

(ii) The transfer value of the increase in accrued pension has been calculated on the basis of actuarial advice. These transfer values do not represent sums paid or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to the benefits accrued in 2002 in the event of the member leaving service.

(iii) Accrued pension shown is that which would be paid annually on normal retirement date, based on service to the end of the year.

Pension entitlements - defined contribution

The accumulated liablility related to the SERP unfunded plan for US-based Directors is as follows:

	As at 31st December 2001	2002 contribution	2002 notional interest (iv)	Translation adjustment	As at 31st December 2002
	€'000	**€'000**	**€'000**	**€'000**	**€'000**
Executive Directors					
T.W. Hill	**363**	**72**	**24**	**-64**	**395**
J.L. Wittstock	**415**	**66**	**27**	**-72**	**436**

(iv) Notional interest, which is calculated based on the US 30-year Treasury Rate plus 1%, is credited to the individual accounts each year.

Directors' interests

The Company's Register of Directors' Interests contains full details of Directors' shareholdings and options to subscribe for shares.

Directors' share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

	31st December 2001*	Granted in 2002	Exercised in 2002	31st December 2002		Weighted average option price at 31st December 2002	Options exercised during 2002: Weighted average exercise price	Options exercised during 2002: Weighted average market price at date of exercise
						€	€	€
B.E. Griffin	120,758	–	21,956	98,802	(a)	16.51	12.64	13.75
	208,582	–	109,780	98,802	(b)	13.71	6.76	13.75
B.G. Hill	120,758	–	–	120,758	(a)	14.08		
	214,071	–	–	214,071	(b)	9.55		
	75,000	50,000	–	125,000	(c)	18.84		
T.W. Hill*	87,824	–	–	87,824	(a)	16.50		
	181,137	–	–	181,137	(b)	14.56		
	60,000	50,000	–	110,000	(c)	18.92		
	60,000	50,000	–	110,000	(d)	18.92		
W.I. O'Mahony	442,262	–	101,944	340,318	(a)	11.06	2.28	14.85
	323,851	–	–	323,851	(b)	11.41		
	125,000	100,000	–	225,000	(c)	18.90		
	150,000	100,000	–	250,000	(d)	18.84		
	783	–	–	783	(e)	15.39		
H.P. Sheridan	120,758	–	49,401	71,357	(a)	17.26	13.71	16.88
	225,049	–	126,247	98,802	(b)	13.71	6.73	17.93
	125,000	–	–	125,000	(c)	18.28		
	783	–	–	783	(e)	15.39		
J.L. Wittstock*	155,159	–	–	155,159	(a)	11.75		
	214,071	–	–	214,071	(b)	12.91		
	60,000	50,000	–	110,000	(c)	18.92		
	60,000	50,000	–	110,000	(d)	18.92		
	3,130,846	450,000	409,328	3,171,518				

* Mr. T.W. Hill and Mr. J.L. Wittstock became Directors on 1st January 2002. The opening balances and transactions detailed above and in the following table relate to the position at date of appointment and to the period since that date.

Options by price

€	31st December 2001*	Granted in 2002	Exercised in 2002	31st December 2002		Earliest exercise date	Expiry date
2.2754	101,944	–	101,944	–	(a)		
4.1058	67,335	–	–	67,335	(a)	March 2003	October 2004
6.5347	126,247	–	–	126,247	(a)	March 2003	April 2006
6.5347	356,785	–	148,203	208,582	(b)	March 2003	April 2006
7.0899	21,956	–	–	21,956	(a)	March 2003	April 2007
7.0899	131,736	–	87,824	43,912	(b)	March 2003	April 2007
7.1015	43,912	–	–	43,912	(a)	March 2003	April 2007
7.1015	120,758	–	–	120,758	(b)	March 2003	April 2007
12.6416	115,269	–	43,912	71,357	(a)	March 2003	April 2008
12.6416	230,538	–	–	230,538	(b)		April 2008
14.5652	76,846	–	27,445	49,401	(a)	March 2003	April 2009
14.5652	153,692	–	–	153,692	(b)		April 2009
14.6563	76,846	–	–	76,846	(a)	March 2003	April 2009
14.6563	153,692	–	–	153,692	(b)		April 2009
17.2615	307,384	–	–	307,384	(a)	April 2003	April 2010
17.2615	54,890	–	–	54,890	(b)		April 2010
18.0084	109,780	–	–	109,780	(a)	April 2003	April 2010
18.0084	164,670	–	–	164,670	(b)		April 2010
18.28	445,000	–	–	445,000	(c)		April 2011
18.28	270,000	–	–	270,000	(d)		April 2011
19.68	–	250,000	–	250,000	(c)		April 2012
19.68	–	200,000	–	200,000	(d)		April 2012
15.39	1,566	–	–	1,566	(e)		November 2004
	3,130,846	450,000	409,328	3,171,518			

No options lapsed during the year. The market price of the Company's shares at 31st December 2002 was €11.75, and the range during 2002 was €11.10 to €20.70.

(a) Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.

(b) Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place the Company in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.

(c) Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(d) Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.

(e) Granted under the 2000 savings-related share option scheme.

Directors' interests in share capital at 31st December 2002

The interests of the Directors and Secretary in the shares of the Company, which are beneficial unless otherwise indicated, are shown below. Between 31st December 2002 and 3rd March 2003 there were no transactions in the Directors' and Secretary's interests.

The Directors and Secretary have no beneficial interests in any of the Group's subsidiary, joint venture or associated undertakings.

Ordinary Shares	**31st December 2002**	31st December 2001
Directors		
B.T. Alexander	**1,890**	1,881
D. Dey	**2,815**	2,780
D. Godson	**400,000**	500,000
B.E. Griffin	**377,294**	242,213
B.G. Hill	**386,384**	386,384
T.W. Hill	**51,960†**	43,234*
D.M. Kennedy	**53,644**	53,261
- Non-beneficial	**9,250**	9,250
H.E. Kilroy	**55,887**	55,887
K. McGowan	**4,085**	2,061
P.J. Molloy	**7,773**	7,687
A. O'Brien	**2,457**	2,430
W.I. O'Mahony	**453,840**	351,212
W.P. Roef	**1,389**	1,370
H.P. Sheridan	**817,374**	741,058
J.L. Wittstock	**42,667**	42,201*
Secretary		
A. Malone	**19,632**	18,890
	2,688,341	2,461,799

† Mr. T.W. Hill's shareholding as at 31st December 2002 includes 21,726 shares which are held in the form of American Depository Receipts (ADRs). One ADR represents one Ordinary Share of the Company.

* Holding as at date of appointment.

Statement of Directors' responsibilities

in respect of the financial statements

Company law in Ireland requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company, and the Group as a whole, will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2001, and of the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors' report

to the members of CRH public limited company

We have audited the Group's financial statements for the year ended 31st December 2002 which comprise the Group profit and loss account, Statement of total recognised gains and losses, Group balance sheet, Company balance sheet, Group cash flow statement and the related notes 1 to 33. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the Financial Statements in accordance with applicable Irish law and accounting standards are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or by the Listing Rules regarding Directors' remuneration and transactions with the Group is not given and, where practicable, include such information in our report.

We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' report, Chairman's statement, Chief Executive's review, Operations reviews, Finance review and the Corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2002 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' report is consistent with the financial statements.

In our opinion the Company balance sheet does not disclose a financial situation which, under section 40(i) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

Ernst & Young
Registered Auditors
Dublin

3rd March 2003

Group profit and loss account

for the year ended 31st December 2002

Notes		Continuing operations 2002 €m	Acquisitions 2002 €m	Total 2002 €m	Total 2001 €m
1	**Turnover including share of joint ventures**	**10,116.4**	**677.7**	**10,794.1**	10,443.5
	Less share of joint ventures	**(271.4)**	**(5.5)**	**(276.9)**	(236.7)
	Group turnover	**9,845.0**	**672.2**	**10,517.2**	10,206.8
	Cost of sales	**(6,810.4)**	**(483.1)**	**(7,293.5)**	(7,023.3)
	Gross profit	**3,034.6**	**189.1**	**3,223.7**	3,183.5
2	Operating costs excluding goodwill amortisation	**(2,099.7)**	**(109.4)**	**(2,209.1)**	(2,189.9)
3, 4	**Group operating profit**	**934.9**	**79.7**	**1,014.6**	993.6
32	Share of joint ventures' operating profit	**33.0**	**0.5**	**33.5**	26.5
1	**Operating profit excluding goodwill amortisation**	**967.9**	**80.2**	**1,048.1**	1,020.1
1, 32	*Goodwill amortisation*	**(64.3)**	**(5.3)**	**(69.6)**	(60.6)
1, 32	Profit on disposal of fixed assets	**15.7**	**–**	**15.7**	16.7
1	**Profit on ordinary activities before interest**	**919.3**	**74.9**	**994.2**	976.2
6	Group net interest payable			**(131.4)**	(169.7)
	Share of joint ventures' net interest payable			**(7.1)**	(3.6)
	Profit on ordinary activities before taxation			**855.7**	802.9
7	Taxation on profit on ordinary activities			**(226.8)**	(217.0)
	Profit on ordinary activities after taxation			**628.9**	585.9
27	Profit applicable to minority equity interests			**(5.5)**	(3.8)
8	Preference dividends			**(0.1)**	(0.1)
	Profit for the year attributable to ordinary shareholders			**623.3**	582.0
8	Dividends paid			**(39.1)**	(35.3)
8	Dividends proposed			**(94.2)**	(84.7)
	Profit retained for the financial year			**490.0**	462.0
9	**Earnings per Ordinary Share**				
	- basic			**119.22c**	115.32c
	- diluted			**118.57c**	114.25c

P.J. Molloy, W.I. O'Mahony, Directors

Movements on profit and loss account

	2002 €m	2001 €m
At 1st January	**2,544.5**	1,992.2
Profit retained for the financial year (i)	**490.0**	462.0
Currency translation effects:		
- on results for the year	**(31.7)**	0.5
- on foreign currency net investments	**(482.5)**	83.5
Goodwill written-back on disposal	**-**	6.3
At 31st December	**2,520.3**	2,544.5
The profit and loss account is analysed as follows		
Parent company	**553.7**	687.3
Subsidiary undertakings	**2,275.1**	2,157.8
Joint ventures	**14.5**	22.4
Cumulative goodwill previously written-off directly against reserves	**(323.0)**	(323.0)
	2,520.3	2,544.5

(i) Historical cost profit (after taxation, minority interests and dividends) retained for the financial year does not differ materially from reported profit.

Statement of total recognised gains and losses

for the year ended 31st December 2002

	2002 €m	2001 €m
Profit for the year attributable to ordinary shareholders	**623.3**	582.0
Currency translation effects:		
- on results for the year	**(31.7)**	0.5
- on foreign currency net investments	**(482.5)**	83.5
Total recognised gains and losses for the financial year	**109.1**	666.0

Group balance sheet

as at 31st December 2002

Notes		2002		2001	
		€m	€m	€m	€m
	Fixed assets				
10	Intangible asset - goodwill		**1,154.1**		1,153.5
11	Tangible assets		**5,004.4**		5,150.5
12	Financial assets:				
	Joint ventures				
	- share of gross assets	**366.1**		434.6	
	- share of gross liabilities	**(141.8)**		(180.2)	
	- loans to joint ventures	**28.4**		27.1	
	Other investments	**22.1**		34.3	
			274.8		315.8
			6,433.3		6,619.8
	Current assets				
14	Stocks	**1,064.0**		1,002.1	
15	Debtors	**1,525.4**		1,693.0	
20	Cash, short-term deposits and liquid resources	**1,533.2**		1,463.3	
		4,122.6		4,158.4	
	Creditors (amounts falling due within one year)				
	Bank loans and overdrafts	**232.8**		503.5	
16	Trade and other creditors	**1,387.2**		1,478.7	
	Corporation tax	**29.6**		91.9	
8	Dividends proposed	**94.2**		84.7	
		1,743.8		2,158.8	
	Net current assets		**2,378.8**		1,999.6
	Total assets less current liabilities		**8,812.1**		8,619.4
	Creditors (amounts falling due after more than one year)				
18	Loans	**3,010.3**		2,853.5	
16	Deferred acquisition consideration	**142.5**		173.8	
	Corporation tax	**6.6**		50.9	
			3,159.4		3,078.2
22	**Capital grants**		**14.6**		15.7
23	**Provisions for liabilities and charges**		**779.3**		655.0
			4,858.8		4,870.5
	Capital and reserves				
	Called-up share capital				
24	Equity share capital	**178.2**		177.3	
24	Non-equity share capital	**1.2**		1.2	
	Equity reserves				
25	Share premium account	**2,038.3**		2,002.5	
25	Other reserves	**9.9**		9.9	
	Profit and loss account	**2,520.3**		2,544.5	
26	**Shareholders' funds**		**4,747.9**		4,735.4
27	Minority shareholders' equity interest		**110.9**		135.1
			4,858.8		4,870.5

P.J. Molloy, W.I. O'Mahony, Directors

Company balance sheet

as at 31st December 2002

Notes		2002		2001	
		€m	€m	€m	€m
	Fixed assets				
12	Financial assets		**2,794.9**		2,892.7
	Current assets				
15	Debtors	**78.8**		73.3	
	Cash, short-term deposits and liquid resources	**40.3**		35.7	
		119.1		109.0	
	Creditors (amounts falling due within one year)				
16	Trade and other creditors	**2.8**		3.1	
8	Dividends proposed	**94.2**		84.7	
		97.0		87.8	
	Net current assets		**22.1**		21.2
	Total assets less current liabilities		**2,817.0**		2,913.9
	Capital and reserves				
	Called-up share capital				
24	Equity share capital	**178.2**		177.3	
24	Non-equity share capital	**1.2**		1.2	
	Equity reserves				
25	Share premium account	**2,042.4**		2,006.6	
25	Revaluation reserve	**41.5**		41.5	
25	Profit and loss account	**553.7**		687.3	
	Shareholders' funds		**2,817.0**		2,913.9
			2,817.0		2,913.9

P.J. Molloy, W.I. O'Mahony, Directors

Group cash flow statement

for the year ended 31st December 2002

Notes		2002 €m	2001 €m
28	**Net cash inflow from operating activities**	**1,553.5**	1,383.0
	Dividends received from joint ventures	**23.5**	11.3
	Returns on investments and servicing of finance		
	Interest received	**57.7**	62.9
	Interest paid	**(183.2)**	(248.3)
	Finance lease interest paid	**(0.7)**	(0.5)
8	Preference dividends paid	**(0.1)**	(0.1)
		(126.3)	(186.0)
	Taxation		
	Irish corporation tax paid	**(17.2)**	(15.2)
	Overseas tax paid	**(145.1)**	(63.9)
		(162.3)	(79.1)
	Capital expenditure		
11	Purchase of tangible assets	**(367.4)**	(452.3)
22	Less - capital grants received	**0.1**	0.1
	- new finance leases	**–**	0.1
		(367.3)	(452.1)
13	Disposal of fixed assets	**104.4**	89.0
		(262.9)	(363.1)
	Acquisition and disposal of subsidiary undertakings and joint ventures		
29	Acquisition of subsidiary undertakings	**(793.7)**	(748.7)
	Deferred acquisition consideration	**(80.3)**	(77.8)
12	Investment in and advances to joint ventures	**(22.0)**	(187.5)
		(896.0)	(1,014.0)
8	**Equity dividends paid**	**(111.6)**	(78.9)
	Cash inflow/(outflow) before use of liquid resources and financing	**17.9**	(326.8)
	Cash outflow from management of liquid resources	**(169.7)**	(53.1)
	Financing		
26	Issue of shares	**13.8**	1,104.7
27	Issue of preference shares by a subsidiary to minority shareholders	**–**	109.2
26	Expenses paid in respect of share issues	**(0.4)**	(20.6)
	Increase/(decrease) in term debt	**192.5**	(791.4)
	Capital elements of finance leases repaid	**(5.1)**	(6.6)
		200.8	395.3
	Increase in cash and demand debt in the year	**49.0**	15.4

P.J. Molloy, W.I. O'Mahony, Directors

Reconciliation of net cash flow to movement in net debt

Notes		2002 €m	2001 €m
	Increase in cash and demand debt in the year	**49.0**	15.4
	(Increase)/decrease in term debt including finance leases	**(187.4)**	798.0
	Cash outflow from management of liquid resources	**169.7**	53.1
19	Change in net debt resulting from cash flows	**31.3**	866.5
19, 29	Loans and finance leases, net of liquid resources, acquired with subsidiary undertakings	**(95.8)**	(66.1)
	New finance leases	**–**	(0.1)
		(64.5)	800.3
19	Translation adjustment	**248.3**	(74.2)
	Movement in net debt in the year	**183.8**	726.1
	Net debt at 1st January	**(1,893.7)**	(2,619.8)
	Net debt at 31st December	**(1,709.9)**	(1,893.7)

Basis of accounting

The financial statements are prepared under the historical cost convention as modified by the revaluation of certain fixed assets.

Basis of consolidation

The financial statements consolidate the financial statements of CRH plc and its subsidiary undertakings. Turnover and results of subsidiary undertakings are consolidated in the Group profit and loss account from the dates on which control over the operating and financial decisions is obtained. The Group's share of turnover and results of joint ventures, which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are accounted for from the dates on which the joint venture agreements are finalised.

Accounting periods

The consolidated financial statements include the financial statements of the Company and all subsidiary and joint venture undertakings made up to 31st December.

Turnover

Turnover represents the value of goods and services supplied to external customers and excludes intercompany sales and value added tax.

Goodwill

With effect from 1st January 1998, goodwill, being the excess of the consideration over the fair value of net assets at the date of acquisition of subsidiary and joint venture undertakings, is capitalised, and related amortisation based on its estimated useful life of 20 years is charged against profit before interest. Goodwill arising prior to that date was written-off immediately against reserves. On disposal of an undertaking acquired prior to 1st January 1998, goodwill eliminated against reserves in respect of that undertaking is included in the determination of the profit or loss on disposal.

Taxation

Current tax represents the amount expected to be paid or recovered in respect of taxable profit for the year and is calculated using the tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

Deferred taxation, the estimated future tax consequences of transactions and events recognised in the financial statements of the current and previous years, is provided on all material timing differences using the average tax rates which are expected to apply in the periods in which the timing differences are expected to reverse. Timing differences between the Group's taxable profits and its results as stated in the financial statements arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. Deferred tax liabilities are not discounted.

Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary and joint venture undertakings based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary and joint venture undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in retained profits, net of differences on related currency borrowings. All other translation differences are included in arriving at operating profit.

	Average rates		Year-end rates	
euro 1 =	**2002**	2001	**2002**	2001
US Dollar	**0.9456**	0.8956	**1.0487**	0.8901
Pound Sterling	**0.6288**	0.6218	**0.6505**	0.6120
Polish Zloty	**3.8574**	3.6721	**4.0210**	3.4953
Swiss Franc	**1.4670**	1.5104	**1.4524**	1.4774
Argentine Peso	**2.9514**	0.8956	**3.5289**	1.4019

Capital grants

Capital grants received in respect of the purchase of tangible fixed assets are treated as a deferred credit, a portion of which is released to the profit and loss account annually over the useful economic life of the asset to which it relates.

Pensions and other post-retirement obligations

Costs and liabilities in respect of pensions and other post-retirement obligations are measured in accordance with the provisions of Statement of Standard Accounting Practice (SSAP) 24 and are independently assessed in accordance with the advice of professionally qualified actuaries.

The regular cost of pensions and other post-retirement obligations is charged to operating profit over the employees' service lives on the basis of a constant percentage of earnings. Variations from regular cost, arising from periodic actuarial valuations, are charged to operating profit over the expected remaining service lives of current employees.

Tangible fixed assets

Depreciation and amortisation
Depreciation is calculated to write-off the book value of each tangible fixed asset during its useful economic life on a straight line basis at the following rates:

Land and buildings: The book value of mineral-bearing land, less an estimate of its residual value, is amortised over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of mineral reserves. In general, buildings are depreciated at 2.5% p.a.

Plant and machinery: These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset.

Transport: In general, transport equipment is depreciated at 20% p.a.

Impairment of fixed assets

The carrying value of tangible assets is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal.

Leasing

Assets held under leasing arrangements that transfer substantially all the risks and rewards of ownership to the Group are capitalised. The capital element of the related rental obligations is included in bank loans and overdrafts. The interest element of the rental obligations is charged to the profit and loss account so as to produce a constant rate of charge. Operating lease rentals are charged to the profit and loss account.

Stocks

Stocks are stated at the lower of cost, mainly average cost, and net realisable value. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads. Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Long-term contracts

Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provision for contingencies and payments on account not matched with turnover, are included as long-term contract balances in stocks.

Liquid resources

Liquid resources are current asset investments which are held as readily disposable stores of value. Liquid resources include investments in government gilts and commercial paper and deposits of less than one year.

Financial instruments

Financial instruments include (i) borrowings, (ii) cash, deposits and liquid resources and (iii) interest and currency swaps, forward contracts and other derivatives.

It is the Group's policy to partially hedge its investment in foreign currencies by maintaining a net debt position in all foreign currencies, and to maintain within net debt a mix of fixed and floating interest rates.

Derivatives, principally interest and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and to achieve the desired currency profile of borrowings. Interest differentials arising on these derivatives are recognised in net interest expense over the period of the related contract.

Where derivatives are used to hedge cross-currency cash flows arising from trading activities, the underlying transaction is recorded at the contract rate.

Where operations use derivatives to manage the cost of future expected energy usage, gains and losses arising thereon are deferred until maturity.

1 Segmental information

Geographical analysis (i)

Turnover	2002 €m	2002 %	2001 €m	2001 %
Republic of Ireland	**713.9**	**6.6**	703.6	6.7
Britain & Northern Ireland	**698.4**	**6.5**	680.0	6.5
Mainland Europe	**3,020.6**	**28.0**	2,652.2	25.4
The Americas	**6,361.2**	**58.9**	6,407.7	61.4
Total including share of joint ventures	**10,794.1**	**100**	10,443.5	100
Less share of joint ventures	**(276.9)**		(236.7)	
Total excluding share of joint ventures	**10,517.2**		10,206.8	

Profit on ordinary activities before interest	%	Operating profit €m	Goodwill €m	Profit on disposal €m	Profit before interest €m
2002					
Republic of Ireland	**12.5**	**131.3**	**(0.3)**	**7.8**	**138.8**
Britain & Northern Ireland	**5.3**	**55.8**	**(5.4)**	**2.8**	**53.2**
Mainland Europe	**22.3**	**233.5**	**(28.6)**	**3.3**	**208.2**
The Americas	**59.9**	**627.5**	**(35.3)**	**1.8**	**594.0**
Total including share of joint ventures	**100**	**1,048.1**	**(69.6)**	**15.7**	**994.2**
Less share of joint ventures		**(33.5)**	**2.0**	**(1.2)**	**(32.7)**
Total excluding share of joint ventures		**1,014.6**	**(67.6)**	**14.5**	**961.5**
2001					
Republic of Ireland	13.1	133.9	(0.2)	16.5	150.2
Britain & Northern Ireland	6.0	61.8	(5.2)	4.9	61.5
Mainland Europe	18.9	192.4	(25.2)	(4.0)	163.2
The Americas	62.0	632.0	(30.0)	(0.7)	601.3
Total including share of joint ventures	100	1,020.1	(60.6)	16.7	976.2
Less share of joint ventures		(26.5)	1.4	(0.4)	(25.5)
Total excluding share of joint ventures		993.6	(59.2)	16.3	950.7

Net assets	2002 €m	2002 %	2001 €m	2001 %
Republic of Ireland	**303.3**	**4.2**	325.9	4.5
Britain & Northern Ireland	**542.8**	**7.6**	572.5	7.9
Mainland Europe	**2,168.0**	**30.4**	2,130.6	29.5
The Americas	**4,126.3**	**57.8**	4,201.7	58.1
	7,140.4	**100**	7,230.7	100
Trade and other investments	**22.1**		34.3	
Unallocated liabilities - dividends proposed	**(94.2)**		(84.7)	
	7,068.3		7,180.3	
Reconciliation of total net assets				
Total assets less current liabilities	**8,812.1**		8,619.4	
Less cash, short-term deposits and liquid resources	**(1,533.2)**		(1,463.3)	
Add bank loans and overdrafts	**232.8**		503.5	
Less deferred acquisition consideration due after more than one year	**(142.5)**		(173.8)	
Less provisions for liabilities and charges (excluding deferred tax)	**(300.9)**		(305.5)	
	7,068.3		7,180.3	

1 **Segmental information** continued

Analysis by class of business (ii)

	2002		2001	
Turnover	**€m**	**%**	€m	%
Building materials	**8,705.1**	**80.6**	8,552.9	81.9
Merchanting & DIY	**2,089.0**	**19.4**	1,890.6	18.1
Total including share of joint ventures	**10,794.1**	**100**	10,443.5	100
Less share of joint ventures	**(276.9)**		(236.7)	
Total excluding share of joint ventures	**10,517.2**		10,206.8	

Profit on ordinary activities before interest	**%**	**Operating profit €m**	**Goodwill €m**	**Profit on disposal €m**	**Profit before interest €m**
			2002		
Building materials	**91.5**	**958.6**	**(65.3)**	**16.2**	**909.5**
Merchanting & DIY	**8.5**	**89.5**	**(4.3)**	**(0.5)**	**84.7**
Total including share of joint ventures	**100**	**1,048.1**	**(69.6)**	**15.7**	**994.2**
Less share of joint ventures		**(33.5)**	**2.0**	**(1.2)**	**(32.7)**
Total excluding share of joint ventures		**1,014.6**	**(67.6)**	**14.5**	**961.5**
			2001		
Building materials	93.4	952.9	(59.7)	15.7	908.9
Merchanting & DIY	6.6	67.2	(0.9)	1.0	67.3
Total including share of joint ventures	100	1,020.1	(60.6)	16.7	976.2
Less share of joint ventures		(26.5)	1.4	(0.4)	(25.5)
Total excluding share of joint ventures		993.6	(59.2)	16.3	950.7

	2002		2001	
Net assets	**€m**	**%**	€m	%
Building materials	**6,601.1**	**92.4**	6,740.0	93.2
Merchanting & DIY	**539.3**	**7.6**	490.7	6.8
	7,140.4	**100**	7,230.7	100
Trade and other investments	**22.1**		34.3	
Unallocated liabilities - dividends proposed	**(94.2)**		(84.7)	
	7,068.3		7,180.3	

(i) *Geographical analysis* The geographical analysis of sales and profits is based on market/destination. There is no material difference between this analysis and the split of sales and profits by origin.

(ii) *Analysis by class of business* Group activities fall into two segments, the building materials segment, which is engaged in the production of construction related products and services, and the merchanting & DIY segment, which is engaged in the marketing and sale of builders' supplies to the construction industry and of materials for the "do-it-yourself" market. Inter-segment sales are not material.

1 Segmental information *continued*

The impact of acquisitions completed during 2002 (see note 29 for detailed list) is summarised below:

	Turnover €m	Operating profit €m	Net assets at year-end €m
Republic of Ireland	–	–	7.0
Britain & Northern Ireland	4.4	1.3	6.3
Mainland Europe	271.3	25.1	255.7
The Americas	402.0	53.8	642.0
Total acquisitions including share of joint ventures	677.7	80.2	911.0

Analysis by class of business €487.5 million of the turnover and €68.2 million of the trading profit relating to 2002 acquisitions is classified under the building materials segment.

2 Operating costs excluding goodwill amortisation

	Continuing operations			
	2002 €m	Acquisitions 2002 €m	Total 2002 €m	Total 2001 €m
Distribution costs	1,114.9	41.4	1,156.3	1,157.0
Administrative expenses	987.9	68.1	1056.0	1,036.9
Other operating income:				
- capital grants released	(1.8)	(0.1)	(1.9)	(1.7)
- income from financial assets	(1.3)	–	(1.3)	(2.3)
	2,099.7	109.4	2,209.1	2,189.9

3 Group operating profit

	2002 €m	2001 €m
Group operating profit (excluding share of joint ventures) is arrived at after charging		
Depreciation	456.3	436.1
Auditors' remuneration:		
- audit fees	4.4	3.8
- non-audit services: taxation advice and compliance	0.8	0.8
acquisition-related financial due diligence	0.3	1.2
pensions audit	0.1	0.1
other advice	0.3	0.3
and after crediting		
Income from financial assets	1.3	2.3

4 Directors' emoluments and interests

Directors' emoluments and interests are given in the report on Directors' remuneration on pages 42 to 47.

5 Employment

The average number of Group employees by region was as follows	2002	2001
Republic of Ireland	**2,554**	2,628
Britain & Northern Ireland	**4,045**	4,007
Mainland Europe	**15,794**	14,652
The Americas	**27,496**	26,358
	49,889	47,645

Employment costs charged against Group operating profit	€m	€m
Wages and salaries	**1,800.3**	1,773.5
Social welfare costs	**194.4**	191.7
Pension costs	**107.9**	95.8
	2,102.6	2,061.0

6 Net interest payable

	2002 €m	2001 €m
Interest payable on bank loans and overdrafts repayable wholly within five years:		
- by instalments	**3.8**	4.0
- not by instalments	**85.8**	130.8
Interest payable on other borrowings	**86.3**	98.7
	175.9	233.5
Interest receivable from joint ventures	**(0.5)**	(1.3)
Other interest receivable	**(44.0)**	(62.5)
	(44.5)	(63.8)
Group net interest payable	**131.4**	169.7
Share of joint ventures' net interest payable	**7.1**	3.6
	138.5	173.3

7 Taxation on profit on ordinary activities

	2002 €m	2001 €m
Current tax		
Ireland		
Corporation tax at 16% (2001 : 20%)	**21.2**	28.9
Less manufacturing relief	**(7.7)**	(12.2)
	13.5	16.7
Overseas tax	**135.4**	124.7
Share of joint ventures' tax	**5.1**	4.6
Taxation on disposal of fixed assets	**2.1**	5.4
Total current tax	**156.1**	151.4
Deferred tax		
Origination and reversal of timing differences	**70.7**	65.6
Total taxation on profit on ordinary activities	**226.8**	217.0

7 Taxation on profit on ordinary activities continued

Effective tax rate

	2002	2001
Profit on ordinary activities before taxation (€ millions)	**855.7**	802.9
As a percentage of profit before tax		
- current tax	**18.2%**	18.9%
- total tax (current and deferred)	**26.5%**	27.0%

The following table relates the applicable Republic of Ireland statutory tax rate to the effective current tax rate of the Group:

	2002 (% of profit before taxation)	2001
Irish corporation tax rate	**16.0**	20.0
Manufacturing relief	**(0.9)**	(1.5)
Higher tax rates on overseas earnings	**9.0**	6.1
Other, mainly expenses not deductible for tax purposes	**(5.9)**	(5.7)
	18.2	18.9

Factors that may affect future tax charges

Based on current capital investment plans, the Group expects to continue to be able to claim capital allowances in excess of depreciation in future years.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures; as earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future.

No provision has been made for deferred tax on gains recognised on revaluing property as the disposal of freehold property at its revalued amount would not, under current legislation, give rise to any significant tax liability.

The total tax charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits.

8 Dividends

Profit and loss account	2002 €m	2001 €m
Non-equity		
5% Cumulative Preference Shares €3,174 (2001 : €3,174)	**-**	-
7% 'A' Cumulative Preference Shares €77,505 (2001 : €77,505)	**0.1**	0.1
	0.1	0.1
Equity		
Interim – paid 7.43c per Ordinary Share (2001 : 6.75c)	**39.1**	35.3
Final – proposed 17.97c per Ordinary Share (2001 : 16.25c)	**94.2**	84.7
	133.3	120.0
Cash flow statement		
Dividends to shareholders	**123.9**	102.1
Less preference dividend separately disclosed	**(0.1)**	(0.1)
Less issue of shares in lieu of dividend (i)	**(23.3)**	(23.9)
Dividends paid by subsidiary undertakings to minority shareholders	**11.1**	0.8
Equity dividends paid	**111.6**	78.9

(i) In accordance with the scrip dividend scheme, shares to the value of €23.3 million were issued in lieu of dividends. This amount has been added to shareholders' funds (see note 26).

9 Earnings per Ordinary Share

The computation of basic and diluted earnings per share is set out below:	**2002**	2001
Numerator for basic and diluted earnings per share		
Profit after tax, minority interests and preference dividends (€ millions)	**623.3**	582.0
Denominator for basic earnings per share		
Weighted average number of shares (millions) in issue for the year (i)	**522.8**	504.7
Effect of dilutive potential Ordinary Shares (employee share options)	**2.9**	4.7
Denominator for diluted earnings per share	**525.7**	509.4

Earnings per Ordinary Share

- basic	**119.22c**	115.32c
- diluted	**118.57c**	114.25c

(i) In March 2001, 103,622,311 new Ordinary Shares were issued at €10.50 per share on the basis of one new Ordinary Share for every four existing Ordinary Shares under the terms of a Rights Issue. The average number of shares in issue in 2002 reflects the inclusion of the new Rights Issue shares for the full year, compared with nine months in 2001.

10 Intangible asset - goodwill

With effect from 1st January 1998, goodwill, being the excess of the consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings, is capitalised, and related amortisation based on its estimated useful life of 20 years is charged against profit before interest. Goodwill arising prior to that date was written-off immediately against reserves.

Cost	**2002 €m**	2001 €m
At 1st January	**1,279.9**	1,019.8
Translation adjustment	**(127.2)**	23.6
Arising on acquisitions during the year (note 29)	**185.1**	236.5
Disposals	**(6.1)**	-
At 31st December	**1,331.7**	1,279.9
Amortisation		
At 1st January	**126.4**	65.2
Translation adjustment	**(14.3)**	2.0
Amortised during the year	**67.6**	59.2
Disposals	**(2.1)**	-
At 31st December	**177.6**	126.4
Net book amount at 31st December	**1,154.1**	1,153.5

11 Tangible assets

Cost/valuation	Land and buildings €m	Plant and machinery €m	Transport €m	Assets in course of construction €m	Total €m
At 1st January	2,914.9	3,640.0	427.3	102.0	7,084.2
Translation adjustment	(342.5)	(377.4)	(59.0)	(10.0)	(788.9)
Reclassifications	6.9	26.5	18.3	(51.7)	–
Additions at cost	54.8	230.7	40.0	41.9	367.4
Arising on acquisitions during the year (note 29)	348.0	225.2	33.4	0.5	607.1
Disposals	(38.1)	(114.7)	(26.4)	–	(179.2)
At 31st December	2,944.0	3,630.3	433.6	82.7	7,090.6
Accumulated depreciation					
At 1st January	347.8	1,394.3	191.6	–	1,933.7
Translation adjustment	(31.3)	(139.0)	(21.2)	–	(191.5)
Depreciation for year	93.9	305.2	57.2	–	456.3
Disposals	(15.0)	(79.8)	(17.5)	–	(112.3)
At 31st December	395.4	1,480.7	210.1	–	2,086.2
Net book amount at 31st December 2002	2,548.6	2,149.6	223.5	82.7	5,004.4
Net book amount at 1st January 2002	2,567.1	2,245.7	235.7	102.0	5,150.5

Land and buildings purchased since 31st December 1980 are reflected at cost. Land and buildings (excluding buildings of a specialised nature) purchased prior to 31st December 1980 were revalued by professional valuers at that date, on an existing use basis. The Group has elected to adopt the transitional arrangements of Financial Reporting Standard 15 – Tangible Fixed Assets (FRS 15) by not implementing a revaluation policy and by continuing to carry these assets at the revalued book amounts.

The original historical cost of revalued assets cannot be obtained without unreasonable expense.
The analysis of total cost/valuation is as follows:

	€m
At valuation 31st December 1980	59.0
At cost post 31st December 1980	2,885.0
	2,944.0

Tangible assets include leased assets as follows	2002 €m	2001 €m
Cost	15.8	18.9
Accumulated depreciation	(10.2)	(10.1)
Net book amount at 31st December	5.6	8.8
Depreciation charge for year	2.0	2.0

Future tangible asset purchase commitments

	2002 €m	2001 €m
Contracted for but not provided in the financial statements	122.5	124.4
Authorised by the Directors but not contracted for	63.3	68.7

12 Financial assets

Group

	Joint ventures				
	Share of net assets	Goodwill	Loans	Other investments (i)	Total
	€m	€m	€m	€m	€m
At 1st January	194.4	60.0	27.1	34.3	315.8
Translation adjustment	(25.5)	(6.2)	(0.2)	(2.1)	(34.0)
Joint ventures becoming subsidiaries	(7.5)	(1.3)	-	-	(8.8)
Arising on acquisition of subsidiaries	0.2	-	0.2	1.4	1.8
Reclassification (ii)	19.5	(19.5)	-	-	-
Investments and advances	17.7	0.2	3.6	0.5	22.0
Disposals and repayments	(4.7)	-	(2.3)	(12.0)	(19.0)
Retained profit less dividends paid	(1.0)	(2.0)	-	-	(3.0)
At 31st December	193.1	31.2	28.4	22.1	274.8

(i) Other investments include investments listed on a recognised stock exchange at cost of €4.7 million (2001 : €4.7 million). The market value of these investments at 31st December 2002 amounted to €13.0 million (2001 : €11.7 million).

(ii) This reclassification revises the provisional valuation of net assets and goodwill included at 31st December 2001 in respect of an investment made by the Group in 2001.

Company - investment in subsidiary undertakings

	Shares €m	Loans €m	Total €m
At 1st January at cost/valuation	1,937.2	955.5	2,892.7
Investments/(repayments)	7.8	(105.6)	(97.8)
At 31st December	1,945.0	849.9	2,794.9

The Company's investment in its subsidiary undertakings was revalued at 31st December 1980 to reflect the surplus on revaluation of fixed assets of subsidiary undertakings (see note 11). The original historical cost of the shares equated to approximately €9.1 million.

	€m
At valuation 31st December 1980	46.7
At cost post 31st December 1980	1,898.3
	1,945.0

13 Disposal of fixed assets

	2002 €m	2001 €m
Assets at net book amount:		
- Intangible assets	4.0	–
- Tangible assets	66.9	57.0
- Financial assets	19.0	9.4
Goodwill previously written-off against reserves	–	6.3
	89.9	72.7
Profit on disposal of fixed assets excluding share of joint ventures	14.5	16.3
Proceeds on disposal of fixed assets	104.4	89.0

14 Stocks

	2002 €m	2001 €m
Raw materials	236.7	226.7
Work-in-progress	87.5	97.5
Finished goods	739.8	677.9
	1,064.0	1,002.1

15 Debtors

	Group		Company	
	2002 €m	2001 €m	2002 €m	2001 €m
Amounts falling due within one year				
Trade debtors	1,232.1	1,354.7	–	–
Long-term contract debtors	104.4	132.4	–	–
Other debtors	100.1	107.6	–	–
Amounts owed by Group undertakings	–	–	78.8	73.3
Amounts owed by joint ventures	1.4	1.6	–	–
Prepayments and accrued income	87.4	96.7	–	–
	1,525.4	1,693.0	78.8	73.3

16 Trade and other creditors

	Group		Company	
	2002 €m	2001 €m	2002 €m	2001 €m
Amounts falling due within one year				
Trade creditors	744.9	788.5	-	-
Irish income tax and social welfare	4.0	4.1	-	-
Other income tax and social welfare	32.6	29.4	-	-
Value added tax	38.1	38.1	-	-
Deferred acquisition consideration	61.9	74.5	-	-
Other creditors	155.5	185.5	2.5	2.8
Accruals and deferred income	349.4	358.3	-	-
Amounts owed to Group undertakings	-	-	0.3	0.3
Amounts owed to joint ventures	0.8	0.3	-	-
	1,387.2	1,478.7	2.8	3.1
Amounts falling due after more than one year				
Deferred acquisition consideration, due as follows:				
- Between one and two years	52.8	65.1	-	-
- Between two and five years	65.6	79.7	-	-
- After five years	24.1	29.0	-	-
	142.5	173.8	-	-
	1,529.7	1,652.5	2.8	3.1

17 Movements in working capital

	Stocks €m	Debtors €m	Creditors €m	Total €m
At 1st January	1,002.1	1,693.0	(1,652.5)	1,042.6
Translation adjustment	(110.5)	(172.9)	176.2	(107.2)
Arising on acquisitions during the year (note 29)	145.5	168.3	(124.0)	189.8
Deferred acquisition consideration:				
- deferred in current year (note 29)	-	-	(74.1)	(74.1)
- paid during the year	-	-	80.3	80.3
Interest accruals	-	(13.1)	7.9	(5.2)
(Decrease)/increase in working capital	26.9	(149.9)	56.5	(66.5)
At 31st December	1,064.0	1,525.4	(1,529.7)	1,059.7
Movement in prior year	6.0	(14.7)	73.0	64.3

18 Loans

		2002 €m	2001 €m
Bank loans	- unsecured	768.9	1,417.2
	- secured*	47.6	33.8
Other term loans	- unsecured	2,318.3	1,737.4
	- secured*	28.4	33.3
		3,163.2	3,221.7
Less loans repayable within one year		152.9	368.2
		3,010.3	2,853.5

**Secured on specific tangible assets*

	2002 €m	2001 €m
Repayments fall due as follows		
Within one year	152.9	368.2
Between one and two years	479.5	289.9
Between two and three years	119.2	759.5
Between three and four years	202.7	128.3
Between four and five years	19.8	219.7
After five years	2,189.1	1,456.1
	3,163.2	3,221.7
Loans fully repayable within five years		
Not by instalments	891.1	1,692.5
By instalments	63.6	60.0
	954.7	1,752.5
Loans fully repayable in more than five years		
Not by instalments	2,172.3	1,442.0
By instalments**	36.2	27.2
	2,208.5	1,469.2
	3,163.2	3,221.7

***€16.8 million (2001 : €17.4 million) falls due for payment after five years.*

Finance lease obligations included above, net of interest, are due as follows	2002 €m	2001 €m
Within one year	1.4	2.8
Between one and two years	2.5	2.6
Between two and five years	2.4	3.7
After five years	8.5	9.9
	14.8	19.0

Borrowing facilities

Various borrowing facilities are available to the Group. The undrawn committed facilities available at 31st December 2002, in respect of which all conditions precedent had been met, mature as follows:

	€m
Within one year	113.4
Between one and two years	330.4
Between two and five years	176.8
After five years	–
	620.6

19 Analysis of net debt

	At 1st January 2002 €m	Cash flow €m	Acquisitions €m	Non-cash changes €m	Translation adjustment €m	At 31st December 2002 €m
Cash	261.2	3.2	–	–	(25.2)	239.2
Bank overdrafts and demand loans	(135.3)	45.8	–	–	9.6	(79.9)
Total cash and demand debt	125.9	49.0	–	–	(15.6)	159.3
Short-term deposits and liquid resources	1,202.1	169.7	0.1	–	(77.9)	1,294.0
Loans repayable within one year	(365.4)	521.9	(54.7)	(271.8)	18.5	(151.5)
Loans repayable after one year	(2,837.3)	(714.4)	(38.9)	271.8	321.9	(2,996.9)
Finance leases	(19.0)	5.1	(2.3)	–	1.4	(14.8)
Total term finance	(3,221.7)	(187.4)	(95.9)	–	341.8	(3,163.2)
Net debt	(1,893.7)	31.3	(95.8)	–	248.3	(1,709.9)

20 Treasury information

Interest rate and currency profile

The interest rate and currency profile of the Group's net debt and net worth as at 31st December 2002 was as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other €m	Total €m
Weighted average fixed debt interest rates	*5.1%*	*7.5%*	*6.0%*	*3.6%*	*10.1%*	*6.8%*
Weighted average fixed debt periods - years	*2.0*	*7.0*	*1.0*	*2.4*	*2.4*	*4.9*
Fixed rate debt	(116.3)	(505.9)	(76.9)	(103.6)	(78.5)	(881.2)
Floating rate debt	(285.4)	(1,191.1)	(375.4)	(312.1)	(197.9)	(2,361.9)
Cash and liquid resources - floating rate	478.9	547.6	294.0	173.4	39.3	1,533.2
Net debt by major currency	77.2	(1,149.4)	(158.3)	(242.3)	(237.1)	(1,709.9)
Loans to joint ventures	26.7	–	1.2	0.5	–	28.4
Deferred acquisition consideration falling due after more than one year	–	(140.7)	(1.8)	–	–	(142.5)
Net financial assets and liabilities (excluding short-term debtors and creditors)	103.9	(1,290.1)	(158.9)	(241.8)	(237.1)	(1,824.0)
Capital employed at 31st December 2002	1,436.5	3,884.8	484.8	295.9	595.4	6,697.4
Minority shareholders' equity interest	(5.4)	–	(0.4)	(5.0)	(100.1)	(110.9)
Capital grants	(14.1)	–	(0.5)	-	-	(14.6)
Shareholders' funds (net worth) at 31st December 2002	1,520.9	2,594.7	325.0	49.1	258.2	4,747.9

20 Treasury information continued

The corresponding interest rate and currency profile of the Group's net debt and net worth as at 31st December 2001 was as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other €m	Total €m
Weighted average fixed debt interest rates	*4.9%*	*7.4%*	*6.9%*	*3.6%*	*12.0%*	*6.9%*
Weighted average fixed debt periods - years	*2.0*	*6.8*	*1.3*	*2.7*	*2.5*	*4.9*
Fixed rate debt	(173.6)	(726.8)	(98.0)	(136.4)	(91.2)	(1,226.0)
Floating rate debt	(416.4)	(776.4)	(423.9)	(285.6)	(228.7)	(2,131.0)
Cash and liquid resources - floating rate	621.6	360.4	287.1	143.5	50.7	1,463.3
Net debt by major currency	31.6	(1,142.8)	(234.8)	(278.5)	(269.2)	(1,893.7)
Loans to joint ventures	24.6	–	1.8	0.7	–	27.1
Deferred acquisition consideration falling due after more than one year	(2.4)	(169.8)	(1.6)	–	–	(173.8)
Net financial assets and liabilities (excluding short-term debtors and creditors)	53.8	(1,312.6)	(234.6)	(277.8)	(269.2)	(2,040.4)
Capital employed at 31st December 2001	1,472.7	3,931.2	505.9	303.7	713.1	6,926.6
Minority shareholders' equity interest	(4.8)	–	–	(3.5)	(126.8)	(135.1)
Capital grants	(15.0)	–	(0.7)	–	–	(15.7)
Shareholders' funds (net worth) at 31st December 2001	1,506.7	2,618.6	270.6	22.4	317.1	4,735.4

The amounts shown above take into account the effect of currency swaps, forward contracts and other derivatives entered into to manage these currency and interest rate exposures.

Floating rate debt comprises bank borrowings and finance leases bearing interest at rates fixed in advance for periods ranging from overnight to less than one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR, Euribor).

Cash deposits and liquid investments comprise cash deposits placed on money markets for periods of up to six months and high quality liquid investments such as commercial paper and bonds.

As explained in the Finance review on pages 26 to 29, the Group's policy is to spread its net worth across the currencies of the countries in which it invests. Interest rate swaps are entered into only for the purpose of managing the Group's mix of fixed and floating rate debt. Currency swaps are entered into only for the purpose of managing the Group's mix of fixed and floating rate debt by currency to ensure that the Group's debt funding sources match the currency of the Group's operations. In line with Group policy, all derivative contracts are entered into with highly-rated counterparties. Gains and losses arising on the re-translation of net worth are dealt with in the statement of total recognised gains and losses.

Transactional currency exposures arise in a number of the Group's operations and these result in net currency gains and losses which are recognised in the profit and loss account. As at 31st December 2002, these exposures were not material.

20 Treasury information continued

Fair values of debt, cash and liquid resources

A comparison by category of book values and fair values of all the Group's financial assets and financial liabilities (excluding short-term debtors and creditors) at 31st December 2002 and 31st December 2001 is set out below:

		Derivative contracts				
	Gross debt	Gains	Losses	Cash and liquid resources	Other financial instruments	Total
	€m	€m	€m	€m	€m	€m
2001 book value	(3,394.5)	69.2	(31.7)	1,463.3	(146.7)	(2,040.4)
2001 fair value	(3,517.8)	153.8	(55.4)	1,463.3	(146.7)	(2,102.8)
Unrecognised gains and losses as at 31st December 2001	(123.3)	84.6	(23.7)	-	-	(62.4)
2002 book value	(3,152.4)	10.3	(101.0)	1,533.2	(114.1)	(1,824.0)
2002 fair value	(3,490.2)	324.5	(119.4)	1,533.2	(114.1)	(1,866.0)
Unrecognised gains and losses as at 31st December 2002	(337.8)	314.2	(18.4)	-	-	(42.0)
Reconciliation of movement in unrecognised gains and losses						
At 31st December 2001	(123.3)	84.6	(23.7)	-	-	(62.4)
Portion recognised in 2002	60.9	(45.0)	15.9	-	-	31.8
Arising in 2002	(275.4)	274.6	(10.6)	-	-	(11.4)
At 31st December 2002	(337.8)	314.2	(18.4)	-	-	(42.0)
Of which, expected to be recognised						
- in 2003	(97.8)	85.7	(8.4)	-	-	(20.5)
- after 2003	(240.0)	228.5	(10.0)	-	-	(21.5)
	(337.8)	314.2	(18.4)	-	-	(42.0)

Other financial instruments comprise loans to joint ventures and deferred acquisition consideration due after more than one year.

Most of the fair value of derivative contracts arises from interest and currency swaps. A small portion arises from contracts to hedge future energy costs.

The book value of fixed rate debt and fixed rate swaps is the outstanding principal values of debt/swaps. The fair value of swaps and fixed rate debt is the net present value of future interest and capital payments discounted at prevailing interest rates. When the fixed interest rates on debt and swaps differ from prevailing rates, fair value will differ from book value. The fair value of floating rate instruments approximates book value.

As the Group has a policy of fixing interest rates on a portion of net debt, the fair value of such debt will be above book value when prevailing interest rates are below the fixed rates being paid by the Group.

At both 31st December 2002 and 31st December 2001, interest rates were generally below the fixed rates being paid by the Group. As a consequence, the fair value of the Group's fixed interest rate instruments included a net unrecognised loss of €42.0 million (2001 : €62.4 million).

21 Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €3,131.2 million in respect of loans, bank advances and future lease obligations, €79.3 million in respect of deferred acquisition consideration and €17.7 million in respect of other obligations.

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of certain of its subsidiary undertakings in the Republic of Ireland for the financial year to 31st December 2002 and as a result such subsidiary undertakings have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986.

22 Capital grants

	2002 €m	2001 €m
At 1st January	15.7	17.3
Translation adjustment	–	–
Arising on acquisitions during the year (note 29)	0.7	–
Received	0.1	0.1
	16.5	17.4
Released to Group profit and loss account	(1.9)	(1.7)
At 31st December	14.6	15.7

23 Provisions for liabilities and charges

	2002 €m	2001 €m
Deferred taxation	478.4	349.5
Other provisions for liabilities and charges	300.9	305.5
	779.3	655.0

Deferred taxation

	2002 €m	2001 €m
At 1st January	349.5	265.6
Translation adjustment	(41.5)	9.3
Provided during the year	70.7	65.6
Arising on acquisitions during the year	2.2	9.0
Reclassified on implementation of FRS 19 (i)	97.5	–
At 31st December	478.4	349.5
Deferred taxation represents the following total timing differences		
Fixed assets, principally depreciation	638.7	545.9
Stock relief	1.5	1.0
Tax losses and other timing differences	(161.8)	(197.4)
	478.4	349.5

(i) Implementation in 2002 of Financial Reporting Standard 19 - Deferred Tax (FRS 19) did not result in any change in the net tax charge for the Group. However, tax balances previously reported under current and future tax in the balance sheet have now been reclassified to deferred taxation in accordance with FRS 19.

23 Provisions for liabilities and charges continued

Other provisions for liabilities and charges

	At 1st January 2002 €m	Acquisitions €m	Provided during year €m	Utilised during year €m	Reversed unused €m	Translation adjustment €m	At 31st December 2002 €m
Insurance (i)	155.6	0.3	47.8	(40.8)	–	(20.5)	142.4
Post-retirement obligations (ii)	20.7	–	4.0	(3.8)	–	(1.9)	19.0
Guarantees and warranties (iii)	21.5	0.5	4.4	(5.4)	(0.5)	(1.4)	19.1
Rationalisation and redundancy (iv)	12.7	–	17.1	(14.7)	(0.8)	(1.0)	13.3
Environment and remediation (v)	46.7	4.4	9.1	(1.7)	(0.3)	(0.2)	58.0
Other	48.3	0.1	57.2	(51.6)	(2.0)	(2.9)	49.1
Total	305.5	5.3	139.6	(118.0)	(3.6)	(27.9)	300.9

(i) Insurance

This provision relates to workers' compensation (employer's liability) and third party liabilities or claims covered under the Group's self-insurance schemes. Due to the time frame that is often involved in such claims, a significant part of this provision is subject to actuarial valuation. Where this is not appropriate, other external assessments are made.

(ii) Post-retirement obligations

These comprise provisions for post-retirement healthcare obligations and life assurance obligations in respect of certain current and former employees in the United States in addition to early retirement for certain senior executives throughout the Group. The method of accounting for these provisions is similar to that used for pension obligations. The early retirement provisions are calculated using assumptions broadly in line with those set out in note 31 relating to pensions, while the principal actuarial assumptions used in determining the required provisions are that healthcare costs will increase by 7% per annum.

(iii) Guarantees and warranties

Some products carry formal guarantees of satisfactory performance of varying periods following their purchase by customers. Provision is made for the estimated cost of honouring unexpired warranties. The expected timing of any payments under such guarantees and warranties is uncertain.

(iv) Rationalisation and redundancy

These provisions relate to obligations under various rationalisation and redundancy programmes throughout the Group, none of which is individually material. The Group expects these provisions to be utilised within three years.

(v) Environment and remediation

These provisions include obligations for site remediation and improvement costs to be incurred in compliance with local or national environmental regulations and best practice. These provisions are expected to be utilised within two to ten years.

24 Share capital

	Equity		Non-equity	
	Ordinary Shares of €0.32 each	Income Shares of €0.02 each	5% Cumulative Preference Shares of €1.27 each	7% 'A' Cumulative Preference Shares of €1.27 each
		(i)	(ii)	(iii)
Authorised	€m	€m	€m	€m
At 1st January and 31st December	235.2	14.7	0.2	1.1
Number of Shares ('000)	735,000	735,000	150	872
Allotted, called-up and fully paid				
At 1st January	166.9	10.4	0.1	1.1
Share options and share participation (iv)	0.3	–	–	–
Shares issued in lieu of dividends (v)	0.5	0.1	–	–
At 31st December	167.7	10.5	0.1	1.1
Number of Shares ('000)	524,234	524,234	50	872

(i) Income Shares

The Income Shares were created on 29th August 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company's Shares no longer carry a tax credit. As elections made by shareholders to receive dividends on their holding of Income Shares were no longer relevant, the Articles of Association were amended on 8th May 2002 to cancel such elections.

(ii) 5% Cumulative Preference Shares

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preferential dividend at a rate of 5% per annum and priority in a winding up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half yearly on 15th April and 15th October in each year.

(iii) 7% 'A' Cumulative Preference Shares

The holders of the 7% 'A' Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding up to repayment of capital but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 7% 'A' Cumulative Preference Shares are payable half yearly on 5th April and 5th October in each year.

(iv) Share schemes

Share option schemes Under the terms of the employees' share option schemes, options are exercisable at prices varying from €4.1058 to €19.68 and Stg£5.3287 to Stg£12.04. At 31st December 2002, options over 22,025,314 shares had not yet been exercised. This figure includes options over 8,903,867 shares and 8,041,651 shares which can only be exercised after the expiration of three years and five years respectively from the dates of grant of those options and after specific EPS growth targets have been achieved.

24 Share capital continued

Savings-related share option schemes Under the terms of the savings-related share option schemes, options over 383,410 shares and 766,089 shares have been granted pursuant to three and five-year contracts respectively and are exercisable at prices varying from €15.39 to €16.09 and Stg£8.7719 to Stg£10.08. The price at which the options were granted under the schemes represented a discount of 15% to the market price on the date of grant. These options are normally exercisable within a period of six months after the third or fifth anniversary of the contract, whichever is applicable. In accordance with UITF 17 'Employee share schemes', no stock compensation expense has been recorded in relation to savings-related share option schemes.

Share participation schemes At 31st December 2002, 4,404,155 Ordinary Shares had been appropriated to participation schemes. The Ordinary Shares appropriated pursuant to these Schemes were issued at market value on the dates of appropriation.

During the ten-year period commencing on 3rd May 2000, the total number of Ordinary Shares which may be issued, in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

(v) Shares issued in lieu of dividends

In May 2002, 1,066,258 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €18.68 per share, instead of part or all of the cash element of their 2001 final dividend. In November 2002, 229,801 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €14.77 per share, instead of part or all of the cash element of their 2002 interim dividend.

25 Reserves

	Share premium account €m	Other reserves €m
Group		
At 1st January	2,002.5	9.9
Premium on shares issued	36.2	–
Expenses paid in respect of share issues	(0.4)	–
At 31st December	2,038.3	9.9

	Share premium account €m	Revaluation reserve €m	Profit and loss account €m
Company			
At 1st January	2,006.6	41.5	687.3
Premium on shares issued	36.2	–	–
Expenses paid in respect of share issues	(0.4)	–	–
Profit before taxation	–	–	0.8
Corporation tax	–	–	(0.2)
Dividends	–	–	(133.4)
Currency translation effects on foreign currency net investments	–	–	(0.8)
At 31st December	2,042.4	41.5	553.7

In accordance with Section 3 (2) of the Companies (Amendment) Act, 1986, the profit and loss account of the Company has not been presented separately in these financial statements.

26 Reconciliation of movements in shareholders' funds

	2002 €m	2001 €m
At 1st January	4,735.4	3,075.1
Profit retained for the financial year	490.0	462.0
Currency translation effects:		
- on results for the year	(31.7)	0.5
- on foreign currency net investments	(482.5)	83.5
Issue of shares	13.8	1,104.7
Issued in lieu of dividends	23.3	23.9
Expenses paid in respect of share issues	(0.4)	(20.6)
Goodwill written-back on disposal	–	6.3
At 31st December	4,747.9	4,735.4

27 Minority shareholders' equity interest

	2002 €m	2001 €m
At 1st January	135.1	35.7
Translation adjustment	(17.1)	0.9
Profit on ordinary activities after taxation	5.5	3.8
Dividends paid	(11.1)	(0.8)
Arising on acquisition (mainly buyout of minority interests)	(1.5)	(13.7)
Preference shares issued by a subsidiary	–	109.2
At 31st December	110.9	135.1

28 Reconciliation of operating profit to net cash inflow from operating activities

	2002 €m	2001 €m
Group operating profit (excluding goodwill amortisation)	1,014.6	993.6
Depreciation charge	456.3	436.1
Capital grants released	(1.9)	(1.7)
Net movement on provisions during the year	18.0	19.3
Decrease/(increase) in working capital (note 17)	66.5	(64.3)
Net cash inflow from operating activities	1,553.5	1,383.0

29 Acquisition of subsidiary undertakings

The principal acquisitions during 2002, none of which is large enough to warrant separate disclosure as a material acquisition for the Group, were:

Ireland

Materials business – Allister Quarries

Europe

Materials businesses – Prefabet Reda and Masfalt PPBD in Poland; Hard AG in Switzerland.

Products & Distribution businesses – The EHL Group in Germany; Douterloigne in Belgium; Aluland, Stiho and the buyout of the remaining 50% of EcoTherm in the Netherlands; Geoquip in Britain; Mabo Aumek in Estonia and Vicom and BBH Baubedarf in Switzerland.

Americas

Materials businesses – Certain assets of US Aggregates in Idaho, Utah and Alabama; Madison Highway Products in New York State; Quinn Brothers in New Hampshire; ConAgg Recycling Corp. and Plaza Materials in New York City; Nuckolls Concrete Services, Hosteng Concrete and Gravel, J. W. Ready Mix and Construction, Rasmussen Lumber, A.M. Cohron and two sand and gravel pits in Iowa; Maronick Construction and Nupac in Montana; Kermit Butcher Contractors and R.H. Armstrong in West Virginia; Chesterhill Stone Co., two sand and gravel deposits and four quarries in Ohio.

Products & Distribution businesses – Anchor Concrete Products in New Jersey; Specialty Minerals Group with operations in Massachusetts, New Jersey, Pennsylvania, Virginia and Ohio; Dixie Cut Stone & Marble in Michigan; Christy Concrete Products in the western United States; the Shelter Division of Andrew Corporation in Georgia; Irving N. Loomis in Pennsylvania; Precast Systems in Texas; Remodelers Supply in Chicago; A.L.L. in southern California; Arzee Supply in northern New Jersey and New York and an additional 30% shareholding in Vidrios Dell Orto in Chile.

	2002 €m	2001 €m
Tangible assets	**607.1**	496.4
Financial assets	**(7.0)**	27.6
Stocks	**145.5**	71.3
Debtors	**168.3**	134.4
Creditors	**(124.0)**	(106.9)
Taxation, including deferred taxation	**(6.9)**	(8.4)
Provisions	**(5.3)**	(22.0)
Capital grants	**(0.7)**	–
Minority shareholders' interest	**1.5**	13.7
Net assets acquired at fair value	**778.5**	606.1
Goodwill arising on acquisition	**185.1**	236.5
Consideration	**963.6**	842.6
Satisfied by		
Cash payment	**810.4**	747.6
Cash acquired on acquisition	**(50.4)**	(22.6)
Bank overdrafts assumed on acquisition	**33.7**	23.7
Net cash outflow	**793.7**	748.7
Loans and finance leases, net of liquid resources, acquired on acquisition	**95.8**	66.1
Deferred acquisition consideration	**74.1**	27.8
	963.6	842.6

29 Acquisition of subsidiary undertakings continued

Fair values on acquisition

The fair values were calculated as follows

	Book values €m	Revaluation €m	Accounting policy alignment €m	Fair values €m
Fixed assets	416.1	183.9	0.1	600.1
Working capital	202.5	(11.8)	(0.9)	189.8
Provisions	(5.3)	–	–	(5.3)
Taxation, including deferred taxation	(6.9)	–	–	(6.9)
Capital grants	(0.7)	–	–	(0.7)
Minority shareholders' interest	1.5	–	–	1.5
Net assets	607.2	172.1	(0.8)	778.5
Goodwill	356.4	(172.1)	0.8	185.1
Consideration	963.6	–	–	963.6

No provisions were made in respect of reorganisation, redundancies or related asset write-downs in the twelve months preceding the effective dates of acquisition.

The fair values set out above include provisional valuations for certain acquisitions completed in 2002; any eventual revisions to these provisional values will be reflected in the 2003 financial statements.

30 Operating leases

Operating lease rentals (charged before arriving at Group operating profit)	2002 €m	2001 €m
Hire of plant and machinery	62.6	52.7
Land and buildings	53.6	54.9
Other operating leases	10.5	10.5
	126.7	118.1

Annual commitments under operating leases which expire	Plant and machinery €m	Land and buildings €m	Other leases €m
Within one year	16.9	7.4	2.7
After one but within five years	27.4	24.9	4.5
After five years	2.2	18.1	0.4
	46.5	50.4	7.6

31 Pensions

The Group operates either defined benefit or defined contribution pension schemes in all its operating areas, with the exception of Spain, France, Poland and South America. Scheme assets are held in separate trustee administered funds.

Total pension costs for the year amounted to €107.9 million (2001 : €95.8 million) of which €48.3 million (2001 : €46.1 million) was paid in respect of defined contribution schemes.

The pension costs relating to the Group's defined benefit schemes are assessed in accordance with the advice of independent qualified actuaries. In Ireland and Britain, either the entry age or aggregate methods are used to assess pension costs, while in the Netherlands and the United States, the projected unit credit method is used. The actuarial valuations range from April 1999 to December 2002.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the rate of increase in remuneration and pensions. It was assumed that the rate of return on investments would, on average, exceed annual remuneration increases by 2% and pension increases by 3% per annum.

31 Pensions continued

The market value of the Group's defined benefit schemes as at 31st December 2002 totalled €1,134.5 million, and at the dates of the most recent actuarial valuations, all but seven of the schemes had a surplus on a current funding level basis; the combined deficiency of €48.9 million in these seven schemes, which have combined assets of €243.3 million as at 31st December 2002, is being funded over the weighted average service lives of the members. After allowing for expected future increases in earnings and pensions in payment, the valuations indicated that the actuarial value of total scheme assets was sufficient to cover 100% of the benefits that had accrued to the members of the combined schemes as at the valuation dates.

At the year-end, €45.2 million (2001 : €53.6 million) was included in creditors in respect of pension liabilities and €3.9 million (2001 : €5.7 million) was included in debtors in respect of pension prepayments.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

Financial Reporting Standard 17 - Retirement Benefits

Financial Reporting Standard 17 – Retirement Benefits (FRS 17), was issued by the Accounting Standards Board in November 2000 and represents a significant change in the method of accounting for pension costs compared with the previous rules as set out in Statement of Standard Accounting Practice 24 (SSAP 24). Full implementation of the new accounting rules prescribed by FRS 17 has been deferred by the Accounting Standards Board. The Group has elected to avail of the transitional provisions outlined in the standard which for 2002 permit the use of the SSAP 24 regulations for determining pension cost but require the additional disclosure of the impact of the adoption of FRS 17 as at 31st December 2002.

CRH operates defined benefit pension schemes in Ireland, Britain & Northern Ireland, the Netherlands, Switzerland and the US. The valuations employed for FRS 17 disclosure purposes have been updated by the various schemes' independent and qualified actuaries to take account of the requirements of the new accounting standard in order to assess the liabilities of the combined defined benefit pension schemes as at 31st December 2002 and 31st December 2001. The valuations have been completed using the projected unit method.

Financial assumptions

Scheme liabilities

The major long-term assumptions used by the Group's actuaries to calculate scheme liabilities under FRS 17 as at 31st December 2002 and 31st December 2001 are as follows:

	Republic of Ireland		Britain & N. Ireland		Netherlands		Switzerland		US	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Rate of increase in salaries	**4%**	4%	**4.5%**	4.5%	**4%**	4%	**2.25%**	2.25%	**4.5%**	4.5%
Rate of increase in pensions in payment	**2%**	2%	**3%**	3%	**2%**	2%	**1.5%**	1.5%	**-**	-
Inflation	**2%**	2%	**2.5%**	2.5%	**2%**	2%	**1.5%**	1.5%	**2.5%**	2.5%
Discount rate	**5.5%**	5.75%	**5.75%**	5.75%	**5.5%**	5.75%	**3.75%**	4%	**6.75%**	7%

Scheme assets

The long-term rates of return expected at 31st December 2002 and 31st December 2001, analysed by class of investment, are as follows:

	Republic of Ireland		Britain & N. Ireland		Netherlands		Switzerland		US	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Equities	**8.5%**	8.5%	**8%**	8%	**8.5%**	8.5%	**6.5%**	6.5%	**9%**	9%
Bonds	**4.75%**	5.5%	**4.5%**	5%	**4.75%**	5.5%	**4%**	4%	**6.75%**	7%
Property	**7%**	7%	**7%**	7%	**7%**	7%	**4%**	4%	**7%**	7%
Other	**3.5%**	4.5%	**3.5%**	4.5%	**3.5%**	4.5%	**2.5%**	2.5%	**3%**	3%

31 Pensions continued

Impact of FRS 17 on Group balance sheet

The net pension liability as at 31st December 2002 is analysed as follows:

	Republic of Ireland €m	Britain & N. Ireland €m	Netherlands €m	Switzerland €m	US €m	Total €m
Equities	315.0	167.5	27.3	41.3	71.3	622.4
Bonds	112.7	101.4	27.4	92.7	36.3	370.5
Property	48.5	–	–	37.0	–	85.5
Other	13.6	11.7	1.4	11.5	17.9	56.1
Total market value of assets	489.8	280.6	56.1	182.5	125.5	1,134.5
Actuarial value of liabilities	(489.2)	(398.4)	(100.9)	(169.6)	(171.0)	(1,329.1)
Recoverable (deficit)/surplus in schemes	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)
Related deferred tax asset/(liability)	(0.1)	35.3	15.7	(4.5)	18.2	64.6
Net pension (liability)/asset	0.5	(82.5)	(29.1)	8.4	(27.3)	(130.0)

The corresponding net pension asset as at 31st December 2001 was as follows:

	Republic of Ireland €m	Britain & N. Ireland €m	Netherlands €m	Switzerland €m	US €m	Total €m
Equities	448.6	219.0	42.1	48.7	86.6	845.0
Bonds	112.2	106.5	33.2	72.7	52.7	377.3
Property	59.3	–	–	28.7	–	88.0
Other	9.9	3.0	0.5	23.2	30.7	67.3
Total market value of assets	630.0	328.5	75.8	173.3	170.0	1,377.6
Actuarial value of liabilities	(440.6)	(386.6)	(92.6)	(157.6)	(186.3)	(1,263.7)
Recoverable surplus/(deficit) in schemes	189.4	(58.1)	(16.8)	15.7	(16.3)	113.9
Related deferred tax asset/(liability)	(18.9)	17.4	5.9	(5.5)	6.5	5.4
Net pension asset/(liability)	170.5	(40.7)	(10.9)	10.2	(9.8)	119.3

	2002 €m	2001 €m
Net assets		
Total Group net assets excluding pension (liability)/asset	4,858.8	4,870.5
Pension (liability)/asset	(130.0)	119.3
Net assets including pension (liability)/asset	4,728.8	4,989.8
Reserves		
Profit and loss account excluding pension (liability)/asset	2,520.3	2,544.5
Pension (liability)/asset	(130.0)	119.3
Profit and loss account including pension (liability)/asset	2,390.3	2,663.8

Impact of FRS 17 on reported profit

The following is a pro-forma indication of the impact on the Group profit and loss account for 2002 and 2001 if CRH had implemented FRS 17 in full for the two years ended 31st December 2002.

	2002			2001		
	SSAP 24 pension expense €m	Total net pension cost under FRS 17 €m	Incremental profit impact of FRS 17 €m	SSAP 24 pension expense €m	Total net pension cost under FRS 17 €m	Incremental profit impact of FRS 17 €m
Impact on Group operating profit						
Pension cost/current service cost	(107.9)	(108.9)	(1.0)	(95.8)	(100.3)	(4.5)
Past service cost (benefit enhancements)	–	(1.9)	(1.9)	–	(8.1)	(8.1)
Total operating charge	(107.9)	(110.8)	(2.9)	(95.8)	(108.4)	(12.6)
Impact on other finance income						
Expected return on pension scheme assets	–	95.5	95.5	–	93.5	93.5
Interest on pension scheme liabilities	–	(69.7)	(69.7)	–	(65.8)	(65.8)
Net return	–	25.8	25.8	–	27.7	27.7
Total net impact on reported profits	(107.9)	(85.0)	22.9	(95.8)	(80.7)	15.1

31 Pensions continued

Analysis of amount recognised in statement of total recognised gains and losses (STRG&L)

	Republic of Ireland €m	Britain & N. Ireland €m	Netherlands €m	Switzerland €m	US €m	Total €m
Actual return less expected return on pension scheme assets	(171.6)	(58.1)	(16.8)	(16.8)	(25.0)	(288.3)
Experience gains and losses arising on the scheme liabilities	(13.8)	(4.3)	(5.1)	16.6	1.5	(5.1)
Changes in assumptions underlying the present value of scheme liabilities	(20.1)	–	(4.3)	(2.1)	(5.9)	(32.4)
Actuarial loss recognised in STRG&L	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)
Movement in surplus/(deficit) during the year						
Recoverable surplus/(deficit) at 1st January	189.4	(58.1)	(16.8)	15.7	(16.3)	113.9
Translation adjustment	–	5.6	–	0.3	5.9	11.8
Movement in year						
Acquisitions/disposals	–	–	–	(1.3)	–	(1.3)
Current service costs	(8.3)	(14.4)	(6.1)	(3.7)	(6.5)	(39.0)
Employer contributions paid	1.5	11.2	4.3	3.0	1.9	21.9
Past service costs	–	(0.6)	(0.7)	–	(0.6)	(1.9)
Other finance income	23.5	0.9	0.7	1.2	(0.5)	25.8
Actuarial loss recognised in STRG&L	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)
Recoverable (deficit)/surplus at 31st December	0.6	(117.8)	(44.8)	12.9	(45.5)	(194.6)
Experience gains and losses in 2002						
Actual return less expected return on pension scheme assets (€m)	(171.6)	(58.1)	(16.8)	(16.8)	(25.0)	(288.3)
% of scheme assets	-35%	-21%	-30%	-9%	-20%	-25%
Experience gains and losses arising on the scheme liabilities (€m)	(13.8)	(4.3)	(5.1)	16.6	1.5	(5.1)
% of the present value of the scheme liabilities	3%	1%	5%	-10%	-1%	0.4%
Total amount recognised in STRG&L (€m)	(205.5)	(62.4)	(26.2)	(2.3)	(29.4)	(325.8)
% of the present value of the scheme liabilities	42%	16%	26%	1%	17%	25%

32 Restatement of certain prior year comparatives

In the Group profit and loss account on page 50, prior year amounts for goodwill amortisation and profit on disposal of fixed assets have been restated to include CRH's share of joint ventures' goodwill and profit on disposal – these amounts were reported as part of CRH's share of joint ventures' operating profit in 2001.

33 Board approval

The Board of Directors approved the financial statements on 3rd March 2003.

Shareholder information

Dividend payments

An interim dividend of 7.43c, with scrip alternative, was paid in respect of Ordinary Shares on 8th November 2002.

A final dividend of 17.97c, if approved, will be paid in respect of Ordinary Shares on 12th May 2003. A scrip alternative will be offered to shareholders.

Dividend Withholding Tax ("DWT") must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's Registrars. DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT and have been sent the relevant form. Further copies of the form may be obtained from Capita Corporate Registrars Plc. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should contact Capita Corporate Registrars Plc to obtain a mandate form. Tax vouchers will be sent to the shareholder's registered address under this arrangement.

Dividends are paid in euro. In order to avoid costs to shareholders, dividends are paid in Sterling and US Dollars to shareholders resident in the UK and the US respectively, unless they require otherwise.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15th April and 15th October.

Dividends in respect of 7% 'A' Cumulative Preference Shares are paid half-yearly on 5th April and 5th October.

CREST

Transfer of the Company's shares takes place through the CREST settlement system. Shareholders have the choice of holding their shares in electronic form or in the form of share certificates.

Share price data

		2002 €	2001 €
Share price at 31st December		**11.75**	19.83
Market capitalisation		**6.2bn**	10.3bn
Share price movement			
during the year:	- high	**20.70**	21.95
	- low	**11.10**	14.45

Shareholdings as at 31st December 2002

Ownership of Ordinary Shares

Category	Number of shares held '000	% of total
Individuals	42,209	8.06
Nominees	462,644	88.25
Insurance companies	2,220	0.42
Other corporate bodies	12,547	2.39
Pension funds	4,614	0.88
	524,234	100

Holdings	Number of accounts	% of total
1 - 1,000	15,057	56.97
1,001 - 10,000	9,580	36.25
10,001 - 100,000	1,501	5.68
100,001 - 1,000,000	241	0.91
Over 1,000,000	51	0.19
	26,430	100

Stock Exchange listings

CRH registered shares have a primary listing on both the Irish and London Stock Exchanges and its ADRs are listed on NASDAQ in the US.

Financial calendar

Announcement of final results for 2002	4th March 2003
Ex-dividend date	12th March 2003
Record date for dividend	14th March 2003
Latest date for receipt of scrip forms	25th April 2003
Annual General Meeting	7th May 2003
Dividend payment date and first day of dealing in scrip dividend shares	12th May 2003
Announcement of interim results for 2003	2nd September 2003

Website

The Group's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Form 20-F, which is filed annually with the US Securities and Exchange Commission, and copies of presentations to analysts and investors. News releases are made available, in the News & Media section of the website, immediately after release to the Stock Exchanges.

Registrars

Enquiries concerning shareholdings should be addressed to:

Capita Corporate Registrars Plc,
P.O. Box 7117, Dublin 2.
Telephone: +353 (0) 1 810 2400
Fax: +353 (0) 1 810 2422

Shareholders with access to the internet may check their accounts either by accessing CRH's website and selecting "Registrars Details" under "Shareholder Services" or by accessing the Registrars' website, www.capitacorporateregistrars.ie. This facility allows shareholders to check their shareholdings and to download standard forms required to initiate changes in details held by the Registrars.

CRH shares are traded in the US on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") in the form of American Depositary Shares ("ADSs") and held in the form of American Depositary Receipts ("ADRs"). The ticker symbol is CRHCY. The administration of the ADRs is handled by Citibank, N.A. of New York. Each ADS represents one Ordinary Share of the Company.

CRH will be filing an Annual Report on Form 20-F in respect of the year ended 31st December 2002 with the Securities and Exchange Commission (SEC). This report is available to shareholders when filed and copies will be supplied on application to the Secretary.

The consolidated financial statements on pages 50 to 81 are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"). Irish GAAP, which are consistent with accounting principles generally accepted in the United Kingdom, differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). The adjustments necessary to state net income and shareholders' equity under US GAAP are shown in the table on page 86.

(i) Accounting for derivative instruments and hedging activities

Statement of Financial Accounting Standard ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that, for US GAAP purposes only, all derivatives be recognised on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through income, or recognised in the statement of other comprehensive income until the hedged item is recognised in income. The ineffective portion of a derivative's change in fair value is immediately recognised in income.

(ii) Stock-based employee compensation expense

Under the terms of the Group's employee share option schemes, as described in note 24 to the financial statements, options can only be exercised after the expiration of three years or five years from the dates of grant and after specific EPS growth targets have been achieved. The number of shares that may be acquired by employees is therefore not fully determinable until after the date of the grant, and accordingly the share option schemes are variable plans within the meaning of the US Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under Irish GAAP, such employee options do not currently result in charges against income.

US GAAP, as set forth in SFAS 123 "Accounting for Stock-Based Compensation", encourage, but do not require, companies to adopt a fair value approach to valuing share options that would require compensation cost to be recognised based on the fair value of share options granted. The Group has elected, as permitted by SFAS 123, to follow the intrinsic value based method of accounting for share options as set out in APB 25. Compensation expense is booked to income each period from the date of grant, or the date on which achievement of the EPS growth targets is deemed probable, if later, to the "date of measurement" based on the difference between the price an employee must pay to acquire the shares underlying the option and the quoted market price of the shares at the end of each period. The "date of measurement" is the first date on which the relevant EPS growth targets have been achieved.

(iii) Goodwill and other intangible assets

With effect for accounting periods ended on or after 23rd December 1998, Irish GAAP require goodwill to be capitalised and amortised periodically against income. Prior to the 1998 financial year, goodwill was written-off as incurred against shareholders' equity. As permitted by Irish GAAP, all goodwill thus written-off against shareholders' equity under the Group's former accounting policy remains eliminated against that equity and has not been reinstated in the Group balance sheet. This is not permitted under US GAAP, and accordingly an adjustment is required under US GAAP to capitalise all goodwill eliminated against shareholders' equity. Under US GAAP in effect until 1st January 2002 (see paragraph below referring to SFAS 141 and SFAS 142 issued by the FASB in June 2001), this capitalised goodwill was also required to be amortised to income over its estimated useful life; for the purposes of this reconciliation, a useful life of 40 years had been adopted.

In June 2001, the FASB issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets", both of which were effective for fiscal years beginning after 15th December 2001. Under the new rules, goodwill is no longer amortised under US GAAP, but is subject to annual impairment tests in accordance with the Statements. The Group applied the new rules on accounting for goodwill and other intangible assets beginning 1st January 2002 and performed the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of that date.

Following implementation of SFAS 141 and SFAS 142, the Irish GAAP goodwill amortisation expense of €69.6 million for the year ended 31st December 2002 is eliminated under US GAAP and replaced by a net expense of €28.2 million, comprising acquisition-related payments of €19.7 million included in goodwill under Irish GAAP and expensed under US GAAP and a net charge of €8.5 million for intangible asset amortisation and fixed asset depreciation.

(iv) Loss on transfer of Vebofoam

A €5.1 million loss was recognised in 2001 under Irish GAAP on transfer of the Group's wholly-owned subsidiary Vebofoam to Gefinex Jackon, a joint venture in which CRH acquired a 49% stake as part of the deal in May 2001 to acquire Gefinex in Germany. This loss was arrived at after taking into account goodwill of €5.8 million previously written-off against Group equity reserves. Under US GAAP, this loss was further adjusted by the cumulative amount amortised to income in respect of Vebofoam goodwill.

(v) Property revaluations

Under Irish GAAP, properties may be restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not permitted under US GAAP and accordingly adjustments to net income and shareholders' equity are required to eliminate the effect of such restatements.

(vi) Capital grants deferred

Under Irish GAAP, capital grants received in respect of the purchase of tangible fixed assets are treated as a deferred credit, a portion of which is released to the income statement annually over the useful economic life of the asset to which it relates. Under US GAAP, this deferred credit would be netted against the gross cost of the relevant tangible fixed asset and the depreciation expense would be reduced accordingly. However, the differing presentation of capital grants under Irish and US GAAP does not give rise to any difference with respect to net income and shareholders' equity.

(vii) Impairment of fixed assets

Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal. Under US GAAP, an asset held for use is deemed to be impaired if the sum of the expected future cash flows (undiscounted and before interest charges) is less than the carrying value. If the latter criterion is satisfied, the quantum of impairment is determined by comparing the carrying value of the asset against its fair value. A long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell. These financial statements do not reflect any asset impairments under either Irish or US GAAP in the years ended 31st December 2002 and 31st December 2001.

(viii) Pensions

Under Irish GAAP (as set out in SSAP 24 – see note 31 to the financial statements), pension costs in respect of the Group's defined benefit plans are assessed in accordance with the advice of independent actuaries, using assumptions and methods which, taken as a whole, produce the actuaries' best estimates of the cost of providing the pension benefits promised. US GAAP specifically require the use of the projected unit credit method for costing purposes, and the assumptions used must be based on current market rates. Furthermore, under US GAAP an additional minimum pension liability relating to the excess of any unfunded accumulated benefit obligation over unrecognised prior service cost must be included within other comprehensive income.

(ix) Debt issue expenses

Prior to 2002, costs relating to the issue of debt securities were written-off in the income statement in the period in which costs were incurred as permitted by Irish GAAP. With effect from 1st January 2002, the Group amortises such expenses to income over the life of the debt, which is consistent with US GAAP.

(x) Dividends

Under Irish GAAP, dividends declared after the end of an accounting period in respect of that accounting period are deducted in arriving at the retained earnings at the end of that period. Under US GAAP, dividends are charged in the period in which the dividends are declared.

(xi) Deferred taxation

The adjustments to net income under US GAAP referred to above give rise to movements in deferred taxation which are shown separately in the reconciliation on page 86. While Irish GAAP, and the Group's accounting policy for deferred taxation, allow for deferred taxation to be provided on material temporary differences to the extent that the taxation is expected to become payable/recoverable, in practice the Group expects all temporary differences to become payable/recoverable and has therefore fully provided in its Irish GAAP financial statements for deferred taxation on all such differences as required by SFAS 109.

(xii) Other investments

Under Irish GAAP, investments listed on a recognised stock exchange are shown at cost. Where the securities are considered to be available for sale, US GAAP require that these investments be measured at fair value in the financial statements with the adjustment recognised in other comprehensive income.

(xiii) Rights Issue

In accordance with US GAAP, an amount of approximately €874 million, equal to the fair market value of the bonus element of the Rights shares issued in 2001, is charged to accumulated income and credited to additional paid-in capital. This difference in presentation between Irish and US GAAP has no net impact on total shareholders' equity.

(xiv) Consolidated statements of cash flows

The consolidated statements of cash flows prepared under Irish GAAP (see page 54) presents substantially the same information as that required under US GAAP by SFAS 95 "Statement of Cash Flows". Irish and US GAAP differ, however, with regard to the classification of items within the statement and as regards the definition of cash.

Under US GAAP, cash and cash equivalents include short-term investments with a maturity of three months or less at the date of acquisition. Under Irish GAAP, movements in short-term investments are classified as management of liquid resources, which includes bank overdrafts.

Under Irish GAAP, cash flows are presented separately for nine categories, comprising: operating activities; dividends received from joint ventures; returns on investments and servicing of finance; taxation; capital expenditure; acquisition and disposal of subsidiary undertakings and joint ventures; equity dividends paid; management of liquid resources; and financing. US GAAP, however, require only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would, with the exception of preference dividends paid, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP.

(xv) Currency translation adjustment

The Group's financial statements are presented in euro. Results and cash flows of subsidiary and joint venture undertakings based in non-euro countries are translated into euro at average exchange rates for each year, and the related balance sheets are translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary and joint venture undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in the Statement of total recognised gains and losses under Irish GAAP and in the Statement of comprehensive income under US GAAP. The currency translation adjustment included in comprehensive income on page 87 also includes the translation impact of the adjustments to net income under US GAAP for the year.

Reconciliation to US GAAP

Effect on net income	2002 €m	2001 €m
Net income (profit attributable to ordinary shareholders) as reported in the Group profit and loss account	**623.3**	582.0
US GAAP adjustments		
Cumulative adjustment on adoption of SFAS 133 (i)	–	(16.9)
Profit/(loss) on derivative instruments (i)	11.5	(8.2)
Stock-based employee compensation (ii)	19.4	(19.6)
Amortisation of intangible assets (iii)	41.4	(8.3)
Adjustment to profit on disposal - primarily Vebofoam (iv)	–	0.8
Adjustments due to elimination of revaluation surplus (v)		
- depreciation	0.4	0.4
- profit on disposal	–	0.8
Pensions (viii)	15.5	22.1
Amortisation of debt issue expenses (ix)	(0.4)	0.1
Deferred taxation (xi)	(5.7)	(2.5)
Net income attributable to ordinary shareholders under US GAAP	**705.4**	550.7
Arising from		
Net income from continuing operations	705.4	567.6
Cumulative adjustment on adoption of SFAS 133 (i)	–	(16.9)
Net income attributable to ordinary shareholders under US GAAP	**705.4**	550.7
Net income per share		
Basic net income arising from continuing operations per Ordinary Share/ ADS under US GAAP	134.93c	112.46c
Cumulative adjustment on adoption of SFAS 133 (i)	–	(3.35c)
Basic net income per Ordinary Share/ADS under US GAAP	134.93c	109.11c
Cumulative effect on shareholders' equity		
Shareholders' equity as reported in the Group balance sheet	**4,747.9**	4,735.4
US GAAP adjustments		
Hedging instruments - fair value adjustments (i)	(2.0)	(11.7)
Goodwill (iii)	352.6	348.9
Elimination of revaluation surplus (v)	(28.9)	(29.7)
Pensions (viii)	129.4	144.3
Debt issue expenses prepaid (ix)	2.3	3.2
Proposed dividends (x)	94.2	84.7
Deferred taxation - due to temporary differences (xi)	(31.5)	(37.0)
Other investments (xii)	8.3	7.0
Shareholders' equity under US GAAP	**5,272.3**	5,245.1

Statement of comprehensive income

Comprehensive income under US GAAP is as follows	**2002 €m**	2001 €m
Net income attributable to ordinary shareholders under US GAAP	**705.4**	550.7
Other comprehensive income:		
- currency translation adjustment (xv)	**(548.6)**	88.7
- cumulative adjustment on adoption of SFAS 133 (i)	**–**	24.8
- derivative instruments - fair value adjustments (i)	**(1.8)**	(11.4)
- additional minimum pension liability (viii)	**(22.0)**	–
- unrealised gain on investment (xii)	**0.8**	0.8
	(571.6)	102.9
Comprehensive income	**133.8**	653.6

Accumulated other comprehensive income as at 31st December

Accumulated foreign currency translation	**(155.1)**	393.5
Cumulative fair value adjustment on derivatives	**11.6**	13.4
Additional minimum pension liability	**(22.0)**	–
Valuation of available for sale securities	**5.2**	4.4
	(160.3)	411.3

Group financial summary

		1992 €m	1993 €m	1994 €m	1995 €m	1996 €m
Turnover including share of joint ventures		1,576.4	1,904.8	2,193.3	2,520.0	3,354.1
Less share of joint ventures		132.7	110.5	128.5	92.9	152.0
		1,443.7	1,794.3	2,064.8	2,427.1	3,202.1
Operating profit		96.4	128.7	171.7	223.2	282.7
Goodwill amortisation	(a)	–	–	–	–	–
Profit on disposal of fixed assets	(a)	4.2	(3.0)	1.5	1.4	0.8
Exceptional items		–	–	–	–	–
Profit on ordinary activies before interest		100.6	125.7	173.2	224.6	283.5
Net interest payable						
- Group		(23.7)	(28.1)	(23.4)	(19.1)	(24.3)
- share of joint ventures		(3.7)	(2.3)	(1.6)	(1.6)	(3.3)
Profit on ordinary activities before taxation		73.2	95.3	148.2	203.9	255.9
Taxation on profit on ordinary activities		(13.2)	(17.6)	(27.7)	(41.8)	(58.3)
Taxation on exceptional items		–	–	–	–	–
Profit on ordinary activities after taxation		60.0	77.7	120.5	162.1	197.6
Employment of capital						
Fixed assets						
- Intangible asset - goodwill		–	–	–	–	–
- Tangible assets		570.2	718.0	806.5	895.2	1,235.5
- Financial assets		66.8	57.3	73.0	118.2	127.3
Net current assets	(b)	111.8	106.2	114.4	132.9	255.3
Other liabilities	(c)	–	–	–	(13.0)	(25.0)
		748.8	881.5	993.9	1,133.3	1,593.1
Financed as follows						
Equity shareholders' funds		468.9	733.9	756.4	868.2	1,055.8
Non-equity share capital		1.2	1.2	1.2	1.2	1.2
Minority shareholders' equity interest		3.1	4.4	13.0	11.7	12.5
Capital grants		14.2	13.4	12.7	12.1	11.1
Deferred and future taxation		33.8	44.0	43.7	48.9	70.3
Debt/(cash)	(d)	54.2	(108.6)	(30.4)	189.3	442.2
Convertible capital bonds	(e)	173.4	193.2	197.3	1.9	–
		748.8	881.5	993.9	1,133.3	1,593.1
Purchase of tangible assets		43.5	61.2	65.6	109.2	150.0
Acquisitions and investments		85.2	98.5	202.7	164.3	532.2
Total capital expenditure		128.7	159.7	268.3	273.5	682.2
Depreciation and goodwill amortisation	(a)	49.1	61.1	71.0	81.1	103.6
Earnings per share (cent)		18.05	22.34	30.72	41.14	48.65
Dividend per share (cent)		7.56	8.36	9.36	10.52	11.80
Cash earnings per share (cent)	(a) (f)	32.98	40.09	49.11	61.97	74.43
Dividend cover (times)	(g)	2.38	2.50	3.27	3.87	4.02

1997 €m	1998 €m	1999 €m	2000 €m	2001 €m	**2002 €m**
4,234.3	5,210.9	6,733.8	8,869.8	10,443.5	**10,794.1**
154.7	176.6	134.4	168.0	236.7	**276.9**
4,079.6	5,034.3	6,599.4	8,701.8	10,206.8	**10,517.2**
348.5	441.9	676.0	918.5	1,020.1	**1,048.1**
–	(1.3)	(19.7)	(43.7)	(60.6)	**(69.6)**
9.2	11.2	7.1	12.8	16.7	**15.7**
–	–	64.2	–	–	**–**
357.7	451.8	727.6	887.6	976.2	**994.2**
(32.1)	(37.5)	(91.8)	(190.0)	(169.7)	**(131.4)**
(4.1)	(5.4)	(0.9)	(0.9)	(3.6)	**(7.1)**
321.5	408.9	634.9	696.7	802.9	**855.7**
(75.7)	(99.9)	(152.0)	(193.7)	(217.0)	**(226.8)**
–	–	(25.7)	–	–	**–**
245.8	309.0	457.2	503.0	585.9	**628.9**
–	138.2	629.2	954.6	1,153.5	**1,154.1**
1,518.8	2,287.6	3,225.8	4,550.9	5,150.5	**5,004.4**
131.5	52.6	66.6	104.0	315.8	**274.8**
313.4	512.5	607.9	915.1	1,039.8	**1,078.4**
(60.8)	(286.3)	(430.3)	(469.8)	(479.3)	**(443.4)**
1,902.9	2,704.6	4,099.2	6,054.8	7,180.3	**7,068.3**
1,308.4	1,552.8	2,200.5	3,073.9	4,734.2	**4,746.7**
1.2	1.2	1.2	1.2	1.2	**1.2**
13.7	285.3	37.0	35.7	135.1	**110.9**
10.4	19.9	18.8	17.3	15.7	**14.6**
104.0	115.9	172.4	306.9	400.4	**485.0**
465.2	729.5	1,669.3	2,619.8	1,893.7	**1,709.9**
–	–	–	–	–	**–**
1,902.9	2,704.6	4,099.2	6,054.8	7,180.3	**7,068.3**
147.3	232.1	360.1	429.5	452.3	**367.4**
240.5	603.8	1,420.7	1,605.1	1,080.1	**991.8**
387.8	835.9	1,780.8	2,034.6	1,532.4	**1,359.2**
129.1	165.9	275.1	395.4	496.7	**525.9**
58.11	72.08	97.02	113.79	115.32	**119.22**
13.54	15.61	18.22	20.77	23.00	**25.40**
88.94	111.21	161.23	204.09	213.73	**219.82**
4.27	4.59	5.29	5.34	4.85	**4.68**

(a) Details of restatement of certain prior years comparatives are given in note 32.

(b) Excluding bank advances and cash, short-term deposits and liquid resources which are included under debt.

(c) Includes deferred acquisition consideration due after one year and provisions for liabilities and charges excluding deferred taxation.

(d) Debt/(cash) = loans + bank advances - cash, short-term deposits and liquid resources.

(e) Including supplemental interest.

(f) Cash earnings per share = the sum of attributable profits, depreciation and goodwill amortisation divided by the average number of shares.

(g) Excluding exceptional net gain in 1999.

Management

Senior Group Staff

Paul Barry
Internal Audit Director

Maeve Carton
Group Controller

Jack Golden
Human Resources Director

Myles Lee
Finance Director Designate

Angela Malone
Company Secretary

Rossa McCann
Group Treasurer

Joe McCullough
Group Development Director

Jim O'Brien
Group Technical Advisor

Éimear O'Flynn
Group Planning Manager

Pat O'Shea
Group Taxation Director

Europe

Materials

Declan Doyle
Managing Director
CRH Europe Materials*

Albert Manifold
Business Development Director

Alan Connolly
Finance Director

Tony Macken
Business Development Manager

Tony O'Loghlen
Managing Director
CRH Ireland & Spain

Henry Morris
Regional Director
Switzerland & Finland

Máirtín MacAodha
Regional Director
Middle East

Finland

Rauno Vaulamo
Managing Director
Finnsementti

Lauri Ratia
Managing Director
Lohja Rudus

Ireland

Donal Dempsey
Managing Director
Roadstone Dublin

Leo Grogan
Managing Director
Premier Periclase

Michael Grogan
Managing Director
Roadstone Provinces

John Hogan
Managing Director
John A. Wood

Jim Nolan
Managing Director
Irish Cement

Noel Quinn
Managing Director
Farrans

Farrans Divisional Directors
Ralph Clarke
John Gillvray
William McNabb
Graham McQuillan

Poland

Declan Maguire
President
Holding Cement Polski

Andrzej Ptak
President
Cementownia Ożarów

Spain

Sebastia Alegre
Managing Director
Beton Catalan Group

Josep Masana
Chief Financial Officer

Divisional Director
Josep Perxas

Switzerland

Divisional Directors
Urs Sandmeier
Martin Glarner

**Brian Griffin retired from this position on 31st January 2003.*

Americas

Michael O'Driscoll
Chief Financial Officer

Gary Hickman
Vice President Tax & Compliance

Materials

Tom Hill
Chief Executive Officer

Mark S. Towe
President & Chief Operating Officer

Glenn A. Culpepper
Chief Financial Officer

John Hay
Vice President Government Relations

Frank Heisterkamp
Vice President Development

Michael Brady
Vice President Development

New England

Randy Pike
President

Carmine Abate
President
Tilcon – Connecticut

John Keating
President
P.J. Keating

New York/New Jersey

Chris Madden
President

Ciaran Brennan
President
Callanan Industries

John Cooney
President
Tilcon NY

John Odenbach
President
Dolomite

George Thompson
President
Tilcon NJ

Central

Don Eshleman
President

Randy Good
Exec. Vice-President
Mid-Atlantic

Dennis Rickard
President
Thompson-McCully Group

Mark Shelly
President
Shelly Group

West

Bill Sandbrook
President

Jeff Schaffer
Exec. Vice-President
West Division

Bruce Cyr
President
Northwest Group

Ken Nesbitt
President
Southwest Group

John Parson
President
Staker-Parson Group

Jim Rasmussen
Chairman
Iowa Group

Kurt Rasmussen
President
Iowa Group

Products & Distribution

Brian Hill
Group Managing Director

Peter Erkamp
Finance Director

Michael Stirling
Human Resources Director

Clay products

Ibstock Group

Liam Hughes
Managing Director

Geoff Bull
Finance Director

Wayne Sheppard
Managing Director
Ibstock Brick

Mainland Europe

Jan van Ommen
Product Group Director

Aidan Grimes
Finance/Development Director

Claus Arntjen
Managing Director
AKA Ziegelwerke

Joanna Stelmasiak
Managing Director
CRH Klinkier

Concrete products

Máirtín Clarke
Product Group Director

Edwin van den Berg
Development Director

Ivan Kingston
Development Director

Michel Welters
Managing Director
Utility Products

Jan van Dongen
Managing Director
Dycore

Marc St. Nicolaas
Managing Director
Struyk Verwo

Rudy Aertgeerts
Managing Director
Structural Concrete Belgium

Jan Douterloigne
Managing Director
Douterloigne

Dirk Vael
Managing Director
Marlux

Bernard Hermant
Managing Director
Remacle

Denis Diot
Managing Director
BMI

Bernard Ehl
Managing Director
EHL

Shaun Gray
Managing Director
Forticrete

Building products

Erik Bax
Product Group Director

Erwin Thys
Finance/Development Director

Geert-Jan van Schijndel
Managing Director
Fencing & Security

Gerben Stilma
Managing Director
Daylight & Ventilation

Paul van der Horst
Managing Director
Roofing Products

Insulation

Kees Verburg
Product Group Director

Ger Barry
Finance Director

John Nash
Development Director

Peter Cooke
Managing Director
EPS

Harry Cremers
Managing Director
PUR/PIR

Ulrich Paulmann
Managing Director
XPS/XPE

Distribution

Stephan Nanninga
Product Group Director

Kees van der Drift
Finance/Development Director

Philippe Dénecé
Development Director
France

Emiel Hopmans
Managing Director
DIY Benelux

Anton Huizing
Managing Director
Merchants Nederland

Xavier van der Putten
Managing Director
Garfield Aluminium

Erik de Groot
Managing Director
Syntec

Arnold Jansen
Managing Director
Van Neerbos Bouwmaten

Jos de Nijs
Managing Director
CRH Roofing Materials

Mark van Ommen
Managing Director
Van Neerbos Merchants

Louis Bruzi
Managing Director
Merchants Ile-de-France

Heinz Burkart
Managing Director
Richner

Dario Donati
Managing Director
BBH Baubedarf

Mieczyslaw Hauswirt
Managing Director
GenBud

Anibal Victorinos Ramos
Managing Director
Max·Mat

Products & Distribution

John L. Wittstock
Chief Executive Officer

David Clark
Vice President Development

North America

Architectural Products

Joe McCullough
Chairman

Doug Black
Chief Executive Officer

David Majher
Chief Financial Officer

Damien Flynn
Vice President Development

Tom Solberg
Vice President Operations

Bertin Castonguay
President
APG Canada

Steve Matsick
President
Glen-Gery

Pat O'Sullivan
President
APG Concrete

Tim Friedel
President
APG West

Steve Getto
President
APG Northeast

Keith Haas
President
APG South

Paul Valentine
President
APG Midwest

Al Borm
President
APG Retail

Alex Frelier
President
Oldcastle Stone Products

David Maske
Chief Operating Officer
Bonsal American

Glass

Ted Hathaway
Chief Executive Officer

Dominic Maggiano
Chief Financial Officer

Deep Bhattacharya
Vice President Development & Technology

Jim Avanzini
Group President

Roy Orr
Group President

Kevin Schulz
Region President

Dale Sensing
Region President

Precast

Jim Schack
Chief Executive Officer

Dave Steevens
Vice President Development

Bob Quinn
Vice President Finance

Tom Conroy
President
Northeast Division

Pete Kelly
President
Southeast Division

Ray Rhees
President
Central Division

Mark Schack
President
Western Division

David Shedd
President
Communication Division

Distribution

Michael Lynch
Chief Executive Officer

Robert Feury Jr.
Chief Operating Officer

Greg Bloom
John McLaughlin
Ray Steele
Vice Presidents

Brian Reilly
Chief Financial Officer

George Heckel
Director of Development

South America

Juan Carlos Girotti
Managing Director
CRH Sudamericana
Canteras Cerro Negro

Argentina

Ricardo Garbesi
Managing Director
Superglass

Alejandro Javier Bertrán
Business Development Manager

Diego Enrique Carnevale
Business Development Manager

Chile

Bernardo Alamos
Claudio Rivera
Joint Managing Directors
Vidrios Dell Orto

Principal subsidiary undertakings

Europe Materials

Incorporated and operating in	% held	Products and services
Britain & Northern Ireland		
Farrans Limited (trading as Farrans (Construction), Ready Use Concrete, R.J. Maxwell & Son, Scott)	100	Aggregates, readymixed concrete, mortar, coated macadam, rooftiles, building and civil engineering contracting
Premier Cement Limited	100	Marketing and distribution of cement
T.B.F. Thompson (Properties) Limited	100	Property development
Finland		
Finnsementti Oy	100	Cement
Lohja Rudus Oy Ab	100	Aggregates and readymixed concrete
Poland		
B-Complex S.A.	84.94	Readymixed concrete and concrete paving
Behaton Sp. z o.o.*	100	Readymixed concrete and concrete paving
Bosta Beton Sp. z o.o.	80.98	Readymixed concrete
Cementownia Ożarów S.A.	100	Cement
Cementownia Rejowiec S.A.	100	Cement
Drogomex Sp. z o.o.*	99.83	Asphalt and contract surfacing
Faelbud S.A.	99.95	Readymixed concrete, concrete products and concrete paving
Holding Cement Polski S.A.	100	Holding company
Mirbud Sp. z o.o.*	100	Readymixed concrete, concrete products and concrete paving
O.K.S.M.	99.91	Aggregates
Polbet Sp. z o.o.*	82.26	Concrete paving
Prefabet Kozienice S.A.*	99.08	Concrete products
Prefabeton Sp. z o.o.*	99.95	Readymixed concrete and concrete products
Republic of Ireland		
Irish Cement Limited	100	Cement
Premier Periclase Limited	100	High quality seawater magnesia
Roadstone-Wood Group		
Breton Roecrete Limited	100	Prestressed concrete flooring and precast concrete
Clogrennane Lime Limited	100	Burnt and hydrated lime
John A. Wood Limited	100	Aggregates, readymixed concrete, concrete blocks and pipes, asphalt, agricultural and chemical limestone and contract surfacing
Ormonde Brick Limited	100	Clay brick
Roadstone Dublin Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing and concrete blocks
Roadstone Provinces Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing, concrete blocks and rooftiles

Incorporated and operating in	% held	Products and services
Spain		
Beton Catalan Group		
Beton Catalan s.a.	100	Readymixed concrete
Cabi s.a.	100	Cementitious materials
Cantera de Aridos Puig Broca s.a.	100	Aggregates
Explotacion de Aridos Calizos s.a.	100	Aggregates
Formigo i Bigues s.a.	100	Aggregates
Formigons Girona s.a.	100	Readymixed concrete and precast concrete products
Suberolita s.a.	100	Readymixed concrete and precast concrete products
Tamuz s.a.	100	Aggregates
Switzerland		
JURA-Holding	100	Cement, aggregates and readymixed concrete
Ukraine		
Podilsky Cement	81.63	Cement

Europe Products & Distribution

Belgium		
Brakel Aero nv	100	Glass roof structures, continuous rooflights and ventilation systems
Douterloigne nv	100	Concrete floor elements, pavers and blocks
Marlux nv	100	Decorative concrete paving
Omnidal nv	100	Precast concrete wall and floor elements
Remacle sa	100	Precast concrete products
Schelfhout nv	100	Precast concrete wall elements
Britain & Northern Ireland		
Cox Building Products Limited	100	Domelights, ventilation systems and continuous rooflights
CRH Fencing Limited	100	Security fencing
EcoTherm Insulations Limited	100	PUR/PIR insulation
Forticrete Limited	100	Concrete masonry products and rooftiles
Geoquip Limited	74.42	Perimeter intrusion detection systems
Ibstock Brick Limited	100	Clay brick manufacturer
Kevington Building Products Limited	100	Specialist brick fabricator
Springvale EPS Limited	100	EPS insulation and packaging
Denmark		
ThermiSol A/S	100	EPS insulation
Estonia		
ThermiSol OÜ	100	EPS insulation
Finland		
ThermiSol Oy	100	EPS insulation

Principal subsidiary undertakings

Europe Products & Distribution continued

Incorporated and operating in	% held	Products and services
France		
Béton Moulé Industriel sa	99.82	Precast concrete products
Buscaglia sa*	100	Builders merchants
Matériaux Service sa*	100	Builders merchants
Raboni sa*	100	Builders merchants
Germany		
AKA Ziegelwerke GmbH & Co KG*	100	Clay brick, pavers and rooftiles
Brakel Aero GmbH	100	Rooflights, glass roof structures and ventilation systems
EcoTherm GmbH	100	PUR/PIR insulation
EHL AG	100	Concrete paving and landscape walling products
Gefinex GmbH	100	XPE insulation
Greschalux GmbH	100	Domelights and ventilation systems
Heras Deutschland GmbH	100	Security fencing
JET Kunststofftechnik GmbH	100	Domelights, ventilation systems and continuous rooflights
Netherlands		
BIK Bouwprodukten bv	100	Domelights and continuous rooflights
Brakel Atmos bv	100	Glass roof structures, continuous rooflights and ventilation systems
Dycore bv	100	Concrete flooring elements
EcoTherm bv	100	PUR/PIR insulation
Garfield Aluminium bv	100	Aluminium stockholding
Heras Nederland bv	100	Security fencing and perimeter protection
Kelders Dakmaterialen bv	100	Roofing materials merchant
Kleiwarenfabriek Buggenum bv	100	Clay brick manufacturer
Kleiwarenfabriek Façade Beek bv	100	Clay brick manufacturer
Kleiwarenfabriek Joosten Kessel bv	100	Clay brick manufacturer
Kleiwarenfabriek Joosten Wessem bv	100	Clay brick manufacturer
Kooy Bilthoven bv	100	Clay brick factor
Kimmenade bv	100	Seamless roofing systems
Struyk Verwo bv	100	Concrete paving products
Syntec bv	100	Locksmiths, tools and ironmongery
Vaculux bv	100	Domelights
Van Neerbos Bouwmarkten bv	100	DIY stores
Van Neerbos Bouwmaterialen bv	100	Builders merchants
Van Neerbos Bouwmaten bv	100	Cash & Carry building materials
Zoontjens bv	100	Concrete roof pavers
Poland		
CERG Sp. z o.o.*	51	Clay brick manufacturer
CRH Klinkier Sp. z o.o.*	100	Clay brick manufacturer
EcoTherm Sp. z o.o.	100	PUR/PIR insulation
GenBud S.A.	56	Builders merchants
Gozdnickie Zaklady Ceramiki Betowlanej Sp. z o.o.*	100	Clay brick manufacturer
Patoka Industries Sp. z o.o.*	99.19	Clay brick manufacturer
Termo Organika Sp. z o.o.*	100	EPS insulation

Incorporated and operating in	% held	Products and services
Republic of Ireland		
Aerobord Limited	100	EPS insulation and packaging
Sweden		
ThermiSol AB	100	EPS insulation
Switzerland		
BBH Baubedarf Holding AG	100	Builders merchants
Richner AG	100	Builders merchants

Americas Materials

Incorporated and operating in	% held	Products and services
United States		
Oldcastle Materials, Inc.	100	Holding company
Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities
Des Moines Asphalt & Paving, Co.	100	Aggregates, asphalt and related construction activities
Dolomite Products Company, Inc.	100	Aggregates, asphalt and readymixed concrete
Evans Construction Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
Hallett Construction Company, Inc.	100	Aggregates
Hills Materials Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
Nuckolls Concrete Services, Inc.	100	Readymixed concrete and related construction activities
Oldcastle Materials Southeast, Inc.	100	Aggregates
Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Pike Industries, Inc.	100	Aggregates, asphalt and related construction activities
P.J. Keating Company	100	Aggregates, asphalt and related construction activities
Staker & Parson Companies	100	Aggregates, asphalt, readymixed concrete and related construction activities
The Shelly Company	100	Aggregates, asphalt and related construction activities
Thompson-McCully Enterprises Co.	100	Aggregates, asphalt and related construction activities
Tilcon Capaldi, Inc.	100	Road construction
Tilcon Connecticut, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Tilcon New York, Inc.	100	Aggregates, asphalt and related construction activities

Principal subsidiary undertakings

Americas Products & Distribution

Incorporated and operating in	% held	Products and services
Argentina		
Canteras Cerro Negro S.A.	98.27	Clay rooftiles, wall tiles and floor tiles
CRH Sudamericana S.A.	100	Management company
Superglass S.A.	100	Fabricated and tempered glass products
Canada		
Oldcastle Building Products Canada, Inc. (trading as Décor Precast, Groupe Permacon, Oldcastle Glass and Synertech Moulded Products)	100	Masonry, paving and retaining walls, utility trenches and fabricated and tempered glass products
Chile		
Vidrios Dell Orto, S.A.	79.95	Fabricated and tempered glass products
United States		
CRH America, Inc.	100	Holding company
Oldcastle, Inc.	100	Holding company
Oldcastle Building Products, Inc.	100	Holding company
Architectural Products Group Anchor Concrete Products, Inc.	100	Concrete blocks and pavers
Big River Industries, Inc.	100	Lightweight aggregate and fly-ash
CCI Manufacturing, Inc. (trading as Custom-Crete, Custom Stone Supply)	100	Specialty stone products and concrete
Dixie Cut Stone & Marble, Inc.	100	Specialty stone products
Glen-Gery Corporation	100	Clay brick
Oldcastle Architectural, Inc.	100	Holding company
Oldcastle APG Midwest, Inc. (trading as Akron Brick & Block, Décor Precast, 4D, Miller Material Co., Schuster's Building Products)	100	Specialty masonry, hardscape and patio products
Oldcastle APG Northeast, Inc. (trading as Arthur Whitcomb, Balcon, Betco Block, Domine Builders Supply, Foster-Southeastern, Oldcastle Easton, Trenwyth Industries)	100	Specialty masonry, hardscape and patio products
Oldcastle APG South, Inc. (trading as Adams Products, Big Rock Building Products, Bosse Concrete Products, Goria Enterprises, The Keystone Group)	100	Specialty masonry, pavers and patio products
Oldcastle APG West, Inc. (trading as Amcor Masonry Products, Central Pre-Mix Concrete Products, Sakrete of the Pacific Northwest, Sierra Building Products, Superlite Block, Young Block, Eagle-Cordell Concrete, Jewell Concrete Products)	100	Masonry, landscaping and patio products
Oldcastle Concrete Designs, Inc.	100	Specialty concrete products
Oldcastle Retail, Inc. (trading as Bonsal American, Oldcastle Stone Products)	100	Pre-mixed products and specialty stone products
Oldcastle Westile, Inc.	100	Concrete rooftile and pavers
Distribution Group Allied Building Products Corp. (trading as Allied Building Products, Keystone Builders Supply, United Builders Supply)	100	Distribution of roofing, siding and related products
A.L.L. Roofing & Building Materials Corp.	100	Building materials distribution
Arzee Supply Corp. of New Jersey	100	Building materials distribution
Glass Group Oldcastle Glass, Inc.	100	Custom fabricated and tempered glass products
Precast Group Oldcastle Precast, Inc. (trading as AFCO Precast, Amcor Precast, Brooks Products, Cayuga & Kerr Concrete Pipe, Chase Precast, Christy Concrete Products, Cloud Concrete, NC Products, Rotondo Precast, Strescon Industries, Superior Concrete, Utility Vault)	100	Precast concrete products, prestressed plank and structural elements

Principal joint venture undertakings

Europe Materials

Incorporated and operating in	% held	Products and services
Israel		
Mashav Initiating and Development Limited	25	Cement
Republic of Ireland		
Kemek Limited*	50	Commercial explosives

Europe Products & Distribution

Belgium		
Gefinex Jackon nv	49	XPS insulation
Germany		
Gefinex Jackon GmbH	49	XPS insulation
Netherlands		
Bouwmaterialenhandel de Schelde bv	50	DIY stores
Eclips Bouwmarkten bv	50	DIY stores
Portugal		
Modelo Distribuição de Materiais de Construção sa *	50	Cash & Carry building materials
Republic of Ireland		
Williaam Cox Ireland Limited	50	Continuous rooflights and glass constructions

Americas Materials

United States		
Boxley Aggregates of West Virginia, LLC	50	Aggregates
Buckeye Redi Mix, LLC*	45	Readymixed concrete
White Rock Quarry, LLC	50	Aggregates

Americas Products & Distribution

United States		
Architectural Products Group Stable Earth Holdings, LLC	50	Specialty masonry products
Glass Group Oldcastle Arpal, LLC	50	Blast mitigation window systems

* Audited by firms other than Ernst & Young

Pursuant to Section 16 of the Companies Act, 1986, a full list of subsidiaries and joint ventures will be annexed to the Company's Annual Return to be filed in the Companies Registration Office in Ireland.

Index

This report is printed
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The wood pulp comes from forests
that are being continuously replanted.

Designed, produced and printed in Ireland.
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CRH plc

Belgard Castle
Clondalkin
Dublin 22
Ireland

Telephone
+353.1.404 1000
Fax
+353.1.404 1007
E-MAIL
mail@crh.com
WEBSITE
www.crh.com

REGISTERED OFFICE
42 Fitzwilliam Square
Dublin 2
Ireland

Telephone
+353.1.634 4340
Fax
+353.1.676 5013
E-MAIL
crh42@crh.com